Amendment No. 2 to Confidential Draft Submission

As confidentially submitted to the Securities and Exchange Commission on June 7, 2013

As filed with the Securities and Exchange Commission on                             , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CHEGG, INC.

(Exact name of registrant as specified in its charter)

Delaware	5961	20-3237489
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

3990 Freedom Circle

Santa Clara, CA 95054

(408) 855-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dan Rosensweig

President, Chief Executive Officer and Chairman

Chegg, Inc.

3990 Freedom Circle

Santa Clara, CA 95054

(408) 855-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Bell, Esq. Shulamite Shen White, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert Chesnut, Esq., Senior Vice President and General Counsel Dave Borders Jr., Esq., Associate General Counsel Chegg, Inc. 3990 Freedom Circle Santa Clara, CA 95054 (408) 855-5700	Martin A. Wellington, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED         , 2013

PRELIMINARY PROSPECTUS

         shares

Common Stock

This is the initial public offering of shares of common stock of Chegg, Inc. Prior to this offering, there has been no public market for our common stock. We are offering                     shares of our common stock. The initial public offering price of our common stock is expected to be between $         and $         per share.

We have applied to list our common stock on                      under the symbol “CHGG.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with reduced U.S. public company reporting requirements for future filings. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Chegg, before expenses	$	$

The underwriters have an option to buy up to                     additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotment of shares, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2013.

J.P. Morgan	BofA Merrill Lynch

                    , 2013

Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us to which we may have referred you in connection with this offering. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “Chegg” refer to Chegg, Inc. and its subsidiaries taken as a whole. For purposes of this prospectus, unless the context otherwise requires, the term “stockholders” shall refer to the holders of our common stock.

Through and including                     , 2013 (the 25th day after the date of this prospectus) U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Philosophy

We put students first.

Overview

Chegg is the leading student-first connected learning platform, empowering students to take control of their education to save time, save money and get smarter. We are driven by our passion to help students become active consumers in the educational process. Our integrated platform, which we call the Student Hub, offers products and services that students need throughout the college lifecycle, from choosing a college through graduation and beyond. Our Student Graph builds on the information generated through students’ and other participants’ use of our platform to increasingly enrich the experience for participants as it grows in scale and power the Student Hub. By helping students learn more in less time and at a lower cost, we help them improve the overall return on investment in education. In 2012, more than five million students used our platform.

We have approximately 180,000 unique titles in our print textbook library available for rent. We also offer more than 100,000 eTextbook titles. We have the ability to fulfill 90% of the textbook searches that students perform on our website. Our Homework Help service helps students solve problems and master challenging concepts on their own. We also offer free services to students, such as helping high school students find colleges and scholarship opportunities and helping college students decide which courses to take and find supplemental materials. These and other free services we offer are designed to round out the Student Hub as a one-stop destination for critical student needs. In 2012, we rented or sold over four million print textbooks and eTextbooks and approximately 320,000 students subscribed to our proprietary Homework Help service. We now reach approximately 30% of all college students and serve approximately 40% of all college-bound high school seniors in the United States.

We partner with other key constituents in the education ecosystem, such as publishers, colleges and brands, to provide a comprehensive, student-first connected learning platform. We currently source print textbooks, eTextbooks and supplemental materials directly or indirectly from major academic publishers in the United States, including Pearson, Cengage Learning, McGraw Hill, Wiley and MacMillan. We are working to become the digital distribution platform of choice for these publishers. We also partner with approximately 750 colleges in the United States to help them achieve greater efficiency in student recruiting by offering connections to interested students. We offer leading brands, such as Adobe, Microsoft and Red Bull, compelling marketing solutions for reaching the college demographic.

Our digital platform is experiencing rapid growth. In 2010, 2011 and 2012, we generated net revenues of $148.9 million, $172.0 million and $213.3 million, respectively. During the same periods, we had net losses of $26.0 million, $37.6 million and $49.0 million, respectively. In the three months ended March 31, 2012 and 2013, we generated net revenues of $48.5 million and $61.0 million, respectively, and net losses of $23.5 million and

$17.8 million, respectively. We plan to continue to invest in the long-term growth of the company, particularly further investment in the technology that powers the Student Hub and the Student Graph and in the development of products and services that serve students. As a result of our investment philosophy, we do not expect to be profitable in the near term.

Industry Overview

The education industry is one of the largest and most important sectors of the economy. Success in education is a primary driver of economic well-being, quality of life and self-actualization. Getting an education remains one of the largest investments of time and money individuals or their families will make in life, and the cost of getting an education continues to rise. According to the College Board, the average annual cost of tuition, fees, room and board and textbooks for attending a four-year public or private college in the United States is $17,860 and $39,518, respectively, and has risen more than 45% and 25%, respectively, over the past ten years. Textbooks and supplies alone cost students approximately $1,200 per year, an increase of approximately 50% over the last decade. As a result, the opportunity for affordable higher education is becoming available to fewer people.

As the cost of education is rising, public funding of higher education is declining amid serial state and federal budget crises. This challenging macroeconomic backdrop has put pressure on colleges, universities and other academic institutions, which we collectively call “colleges,” governments and families, and has ultimately deprived students of needed resources. Technology is now available that can make education more personalized, efficient and cost effective, driving a higher return on students’ investment of time and money.

In addition to finding a way to pay the high cost, the key phases of the education process are planning for college, attending college, transitioning from college to the workforce and finally, with the continuing rapid evolution of the economy, keeping their education relevant and current throughout their working lives. Each of these phases is complex, stressful, time-consuming and costly, putting tremendous burdens on students and their families. We believe serving the student has not been the focus for many constituents in the ecosystem, which has driven higher costs, a mismatch between required skills and outcomes and other inefficiencies.

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Challenges for Publishers and Other Content Providers. Textbook rental has emerged as a powerful alternative to textbook purchase. As content is becoming increasingly digital, publishers are seeking new platforms to distribute and monetize content beyond print textbooks and need the ability to deliver these materials around tests and finals, or throughout the academic term, whenever students need them most.

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Challenges for Colleges and Educators. Colleges and educators need to find ways to do more with less and extend their reach and impact. Colleges need to find more efficient ways to find the right students, so they can put scarce resources to better use in actually educating students.

•	Challenges for Brands. Brands are constantly seeking ways to connect with the attractive but hard-to-reach student demographic as it moves away from traditional media.

Market Opportunity

Today’s technology and the scalability it enables create an unprecedented opportunity to improve educational content, availability, personalization, relevance and outcomes, while lowering costs for students and the rest of the education ecosystem. Students are driving disruption within the education ecosystem by adopting this technology. We believe this dynamic presents a substantial opportunity for a student-focused connected learning platform that leverages technology and information to serve students and fundamentally help them get their desired education, experience and skillset at a lower cost throughout their life. Students need an environment that makes their lives easier and more productive, and helps them save time, save money and get smarter. The challenge and the opportunity is to provide a platform for student-driven discovery and development of resources to help them expand their options and make better choices.

Our Solution

Chegg is the leading student-first connected learning platform, empowering students to take control of their education in order to save time, save money and get smarter. The two fundamental components of our offering are:

•

The Student Hub. We have developed the Student Hub, a technology platform that serves the needs of millions of students by providing the most relevant and impactful required and supplemental content, products and services. We designed the Student Hub to provide an unparalleled ability to serve students by organizing and offering a broad variety of products and services and leveraging contextually relevant content from a wide array of sources.

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The Student Graph. The Student Graph is what brings the Student Hub to life. The nodes in the Student Graph currently consist of students and the content and services we offer and those offered by publishers and other content providers, or anything else in our network with which students may interact. The Student Graph also includes information we access from public and private sources to integrate into our platform such as course catalogs, professors, required course materials, textbook information, information on colleges and scholarship data. Over time, students can contribute or update information, allowing us to learn more about the student and offer an even more personalized and relevant experience on our platform.

Our proprietary technology and the Student Graph are the primary drivers of personalization, discovery and relevance on the Student Hub, and allow us to offer value to students at any point in their educational lifecycle, including:

•

Reducing the Cost of Education and the Magnitude of Borrowing, and Yielding a Higher Return on Investment. Our platform helps students learn more in less time while saving money which increases their return on investment. We also help students pay for college by matching them with scholarship opportunities they may not have otherwise found.

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Researching and Connecting with Colleges. We help students find colleges and graduate schools that best fit their credentials, interests, passions and aspirations. At their request, we then present student profiles to colleges, including more than just a GPA and test score. In doing so, we are establishing a relationship with a student even before college. We then have the opportunity to build on that relationship when the student is accepted and matriculates into college.

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Attending College and Learning in Their Most Efficient Formats. We help students find required course materials and other resources that can help them master a subject efficiently and cost effectively. As such, we seek to provide a broad range of learning materials, course solutions and other content as well as options for different learning styles.

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Designing a Course of Study to Produce Better Outcomes. Our Courses service provides college students with information that helps them design their course and education path and choose the most effective courses by providing ratings and reviews down to the professor level. Thus, we are able to help students make better choices about where they spend their time and money.

•	Finding Additional Services. Benefiting from an ongoing relationship with individual students, we can serve up additional learning or financial aid opportunities and new services as they emerge.

As we continue to grow our platform, we believe it will become increasingly valuable to the education ecosystem, by providing:

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Benefits for Publishers and Other Content Providers. As we serve students with their learning content needs, we have become a powerful distribution channel for publishers to monetize educational content throughout the academic year. We are becoming a leading platform for both established and emerging content providers.

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Benefits for Colleges and Educators. As we are helping students to learn about colleges that want to reach them, we provide a mirrored benefit to these colleges who work closely with us to help fill or shape their enrollment and reach interested students that are most likely to stay and graduate. Colleges that use our enrollment marketing services can realize a material savings on recruiting costs and, we believe, are better able to shape their incoming class, reducing transfers and drop-outs.

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Benefits for Brands. As we stay true to our student-first philosophy, we bring select brands with relevant products, services, samples or discounts to delight our students. As a result of our reach with approximately 30% of undergraduate college students in the United States, brands benefit from the year-round access that we provide to this attractive but hard-to-reach audience.

Our Strengths

We have developed and are leveraging the following key competitive strengths:

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We Put Students First. Our focus on fulfilling the needs of students has enabled us to build the largest online student-focused network in the United States. We help students sort through the fragmentation of resources, agencies and tools that they must navigate to successfully find a college, pay for it, obtain required and supplemental materials, learn, graduate and ultimately find a job.

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Our Business Model has Powerful Network Effects. We believe that the value we deliver to all participants in our network increases as we increase the number and variety of participants and the content and services they contribute. The more students use our platform, the more opportunity we create for partners, providing even more relevant products and services to students, thus attracting more students and continuing the virtuous cycle.

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We Have Leading Brand Recognition and Trust. Our brand is known for putting students first and helping them save time, save money and get smarter. We are the leading textbook rental brand with students according to a survey by Bowker’s Book Industry Study Group. We believe that our ability to provide relevant, useful and cost effective products and solutions for students has made our brand known for empowering students to take control of their education.

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We Enable Discovery and Personalization of Student-Related Services. Our technology platform enables us to create a unique, personalized experience for each student, matching students with our core services, as well as products and services from educators, publishers and other content providers, brands and, eventually, third-party developers.

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We Have a Robust Technology Platform. Our highly scalable and cloud-based proprietary technology platform has been developed and refined over time to address the evolving needs of students. Our technology enables seamless integration of services using algorithmic data analysis to create derived relationships of our services to students.

Our Strategy

Our mission is to help students save time, save money and get smarter. The key elements of our strategy include:

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Continue to Build the Chegg Brand. We intend to build trust and loyalty in our brand by delivering products and services that live up to our promise to help students save time, save money and get smarter and continually improving the students’ experience on our platform. We intend to increase the reach and awareness of the Chegg brand including by using traditional and social marketing methods, expanding our cause marketing and on campus activities.

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Expand Reach with College Students, High School Students and Lifelong Learners. We intend to expand our user base by leveraging our position at natural entry points to the education ecosystem and plan to augment this by employing other marketing channels, which include word-of-mouth referrals, online advertising, search engine marketing, social media and, ultimately, the network effects of our platform. We intend to expand our user base to reach students beyond college, including graduate and professional school students and other lifelong learners.

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Adding New Services and Content to Better Serve Students. We plan to broaden our range of content and services to better address student needs, improve the student experience, and extend the duration of our student relationships across time, platforms and devices. We may expand our offerings and platform through internal development, partnerships, third-party development on our open platform or through acquisitions.

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Increase Monetization of Marketing Services. We intend to leverage our enrollment marketing platform to increase monetization of potential leads by demonstrating our value proposition to more colleges, which will increase the number of paying colleges as the number of students and leads per student increases. We intend to build awareness of our brand advertising by piloting innovative campaigns with brands to deepen penetration among existing clients and create referenceable accounts.

Risks Related to Our Business and Investment in Our Common Stock

Investing in our common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section entitled “Risk Factors” immediately following this prospectus summary before making an investment decision. We may be unable for many reasons, including those that are beyond our control, to implement our business strategy successfully.

These risks include:

•	Our limited operating history makes it difficult to evaluate our current business and future prospects.

•	We have a history of losses and we may not achieve or sustain profitability in the future.

•	We operate in a rapidly changing market, we have particularly limited experience with our non-print products and services and our business model is evolving and difficult to predict.

•	If we do not successfully adapt to known or unforeseen market developments our business and financial condition could be materially and adversely affected.

•

Our business is highly seasonal and our reliance on a concentration of activity at the beginning of each academic term exposes our business to increased risk from disruption during peak periods and makes our operating results difficult to predict.

•	If our efforts to attract new students, increase student engagement with our platform, and increase monetization are not successful, our revenues will be affected adversely.

Corporate History and Information

We were incorporated in Delaware in 2005. Our principal executive offices are located at 3990 Freedom Circle, Santa Clara, California 95054 and our telephone number is (408) 855-5700. Our website address is www.Chegg.com. We also offer our College Admissions and Scholarship Services via our www.Zinch.com website. The information on, or that can be accessed through, our websites are not incorporated by reference into this prospectus and should not be considered part of this prospectus.

“Chegg,” “Chegg.com,” “Chegg for Good,” “CourseRank,” “Cramster,” “Zinch” and “#1 in Textbook Rentals” are some of our trademarks used in this prospectus. Solely for convenience, our trademarks, and tradenames and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. Other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We expect to use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures and repayment in full of outstanding borrowings under our term loan facility. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or assets. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 13 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed symbol	CHGG

The number of shares of common stock to be outstanding after this offering is based on 82,139,075 shares of common stock outstanding as of March 31, 2013, and excludes:

•	19,404,642 shares issuable upon the exercise of stock options outstanding as of March 31, 2013 with a weighted-average exercise price of $4.39 per share;

•	1,362,900 shares issuable upon the exercise of stock options granted after March 31, 2013 with an exercise price of $5.61 per share;

•	1,976,826 shares subject to restricted stock units, or RSUs, outstanding as of March 31, 2013;

•

an estimated                      shares issuable upon the exercise of stock options, and                      shares subject to RSUs, to be granted under our Designated IPO Equity Incentive Program, assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus, as more fully described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock;”

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an estimated                      shares of common stock issuable upon the exercise of warrants to purchase common stock and convertible preferred stock outstanding as of March 31, 2013 with a weighted-average exercise price of $3.45 per share, assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus, as more fully described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock;”

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2,417,016 shares reserved for issuance under our 2005 Stock Incentive Plan as of March 31, 2013, which shares will become available for future issuance under our 2013 Equity Incentive Plan in connection with this offering; and

•

                     additional shares of common stock to be reserved for issuance under our 2013 Equity Incentive Plan and                      shares of common stock to be reserved for future issuance under our 2013 Employee Stock Purchase Plan, which plans will become effective in connection with this offering and contain provisions that will automatically increase their share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the automatic conversion of all outstanding shares of our convertible preferred stock into an estimated                      shares of common stock upon the completion of this offering, assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus, which gives effect to the conversion price adjustments more fully described in “Capitalization—Special Conversion Adjustments for the Series D, Series E and Series F Convertible Preferred Stock;”

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the conversion of all outstanding convertible preferred stock warrants into warrants to purchase an estimated                  shares of our common stock immediately upon the completion of this offering, assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus, which gives effect to the conversion price adjustments more fully described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock;”

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no exercise of outstanding options or warrants as of the date of this prospectus other than the issuance of                  shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering, assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus;

•	a -for- reverse split of our capital stock, to be effective prior to the completion of this offering;

•	the filing of our restated certificate of incorporation, which will occur upon the completion of the offering; and

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional shares of our common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the following summary consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following summary consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and have included, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this data. Our historical results are not necessarily indicative of our results to be expected in any future period and the results for the three months ended March 31, 2013 are not necessarily indicative of results to be expected for the full year. The summary consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except per share amounts)
				(unaudited)
Consolidated Statements of Operations Data:
Net revenues	$148,922	$172,018	$213,334	$48,533	$61,015
Cost of revenues(1)	114,215	127,012	145,669	41,043	49,454

Gross profit	34,707	45,006	67,665	7,490	11,561
Operating expenses(1):
Technology and development	18,885	29,591	39,315	9,079	9,553
Sales and marketing	24,422	28,400	51,082	16,253	13,748
General and administrative	15,362	20,328	25,117	5,751	6,709
Loss (gain) on liquidation of textbooks	(371)	2,785	(2,594)	(797)	(2,279)

Total operating expenses	58,298	81,104	112,920	30,286	27,731

Loss from operations	(23,591)	(36,098)	(45,255)	(22,796)	(16,170)
Interest and other expense, net:
Interest expense, net	(5,801)	(3,558)	(4,393)	(709)	(1,173)
Other income (expense), net	1,740	1,855	634	227	(297)

Total interest and other expense, net	(4,061)	(1,703)	(3,759)	(482)	(1,470)

Loss before provision (benefit) for income taxes	(27,652)	(37,801)	(49,014)	(23,278)	(17,640)
Provision (benefit) for income taxes	(1,672)	(200)	29	178	185

Net loss	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)

Net loss per share, basic and diluted	$(2.49)	$(2.97)	$(2.92)	$(1.44)	$(0.99)

Weighted-average shares used to compute net loss per share, basic and diluted	10,431	12,679	16,775	16,329	18,047

Pro forma net loss per share, basic and diluted (unaudited)(2)			$(0.61)		$(0.21)

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)			80,546		82,855

Other Financial Data (in thousands):
Textbook library depreciation expense	$53,865	$56,142	$57,177	$14,192	$16,467
Purchases of textbooks(3)	$131,813	$74,094	$104,518	$31,955	$33,488
Textbook library, net (as of period end)	$100,007	$78,636	$88,487	$81,154	$92,079

Non-GAAP Financial Measures (unaudited) (in thousands)(4):
EBITDA	$33,817	$27,743	$23,352	$(5,801)	$2,924
Adjusted EBITDA	$40,242	$39,019	$41,374	$(1,901)	$7,371

(footnotes appear on following page)

(1)	Includes stock-based compensation expense as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Cost of revenues	$1,080	$537	$542	$127	$154
Technology and development	2,814	3,840	7,657	1,688	1,614
Sales and marketing	88	3,062	5,164	1,255	1,049
General and administrative	4,183	5,692	4,682	1,057	1,333

Total stock-based compensation expense	$8,165	$13,131	$18,045	$4,127	$4,150

(2)	Unaudited pro forma net loss per share for the year ended December 31, 2012 and the three months ended March 31, 2013 have been computed to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock and the reclassification of the convertible preferred stock warrant liability to additional paid-in capital as though the conversion and reclassification had occurred as of the beginning of the period or the original date of issuance, if later. In addition, we granted restricted stock units, or RSUs, that vest upon satisfaction of both a time-based service component and a performance condition, which condition is satisfied upon the occurrence of a qualifying event, including the lapse of six months following the effective date of this offering. The stock-based compensation expense associated with these RSUs will be recognized, to the extent the service component has been satisfied, upon the completion of this offering. The pro forma share amounts give effect to RSUs that have satisfied the service component as of December 31, 2012 and March 31, 2013, respectively. Stock-based compensation expense associated with these RSUs is excluded from this pro forma presentation. If the qualifying event had occurred on December 31, 2012 or March 31, 2013, we would have recorded $9.3 million or $10.6 million, respectively, of stock-based compensation expense on that date related to these RSUs, net of an associated tax effect of $ million or $ million, respectively, assuming no adjustment to the conversion rate of the Series D and Series E convertible preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Effects Resulting from this Offering” for additional information regarding these RSUs. See Note 2 to our consolidated financial statements for more information on our calculation of pro forma net loss per share.

(3)	Purchases of textbooks consist of textbooks that we purchase for rental purposes.

(4)	See “Non-GAAP Financial Measures” below for more information and a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

The balance sheet data as of March 31, 2013 are presented below:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into common stock; (ii) the reclassification of the convertible preferred stock warrant liability into additional paid-in capital; (iii) the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering; and (iv) the grant of stock options and RSUs under the Designated IPO Equity Incentive Program, all assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus, which gives effect to the conversion price adjustment more fully described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock;” and

•

on a pro forma as adjusted basis to give effect to: (i) the pro forma adjustments set forth above; (ii) the sale by us of the                     shares of common stock offered by us in this prospectus, assuming an initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of a portion of the proceeds from this offering to repay in full outstanding borrowings under our term loan facility, which were $20.0 million at March 31, 2013.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,294
Textbook library, net	92,079
Total assets	208,849
Deferred revenue	48,746
Debt obligations, current and noncurrent	19,568
Preferred stock warrant liabilities	7,028
Convertible preferred stock	207,201
Common stock and additional paid-in capital	67,606
Total stockholders’ deficit	(99,463)

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease, respectively, our cash and cash equivalents and total assets by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

We believe that our results of operations under generally accepted accounting principles in the United States, or U.S. GAAP, when considered in isolation, may only provide limited insight into the performance of our business in any given period. As a result, we manage our business, make planning decisions, evaluate our performance and allocate resources by assessing non-GAAP measures such as earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA, in addition to other financial measures presented in accordance with U.S. GAAP. Adjusted EBITDA excludes stock-based compensation expense, and other income (expense), net, which includes the revaluation of our preferred stock warrants, and impairment charges. When evaluating our financial results and making decisions on our operations, our management team does not consider stock-based compensation charges, other income (expense), net, or impairment charges. We believe that these non-GAAP measures offer valuable supplemental information regarding the performance of our business when compared to prior periods and will help investors better understand the profitability trends and cash flow characteristics of our business. These non-GAAP measures should not be considered in isolation from, are not a substitute for, and do not purport to be an alternative to, net revenues, cost of revenues, gross profit, net loss or any other performance measure derived in accordance with U.S. GAAP. In particular, our non-GAAP measures do not reflect the depreciation of our textbook library, in which we make substantial ongoing investments.

The non-GAAP financial measures set forth above for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements and the non-GAAP financial measures for the three months ended March 31, 2012 and 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most comparable U.S. GAAP measure, for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Net loss	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)
Interest expense, net	5,801	3,558	4,393	709	1,173
Provision (benefit) for income taxes	(1,672)	(200)	29	178	185
Textbook library depreciation expense	53,865	56,142	57,177	14,192	16,467
Other depreciation and amortization	1,803	5,844	10,796	2,576	2,924

EBITDA	33,817	27,743	23,352	(5,801)	2,924
Stock-based compensation expense	8,165	13,131	18,045	4,127	4,150
Other (income) expense, net	(1,740)	(1,855)	(634)	(227)	297
Impairment of intangible assets	—	—	611	—	—

Adjusted EBITDA	$40,242	$39,019	$41,374	$(1,901)	$7,371

RISK FACTORS

Investing in our common stock involves a high degree of risk. The following risk factors describe circumstances or events that could have a negative effect on our business, financial condition or operating results. You should carefully consider each of the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or operating results could be harmed. In these circumstances, the market price of our common stock could decline and you could lose some or all of your investment. Additional risks and uncertainties not currently known to us or that we currently believe are not material could also impair our business, financial condition or operating results.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Although we began our operations in July 2005, we did not launch our online print textbook rental business until 2007 or begin generating revenue at scale from print textbook rentals until 2010. Since July 2010, we have expanded our free and paid offerings, in many instances through the acquisition of other companies, to include digital textbooks, or eTextbooks, supplemental materials in digital and print form, multiplatform eTextbook Reader software, Homework Help, College Admissions and Scholarship Services, course selection tools, purchases of used textbooks, enrollment marketing services and brand advertising. We cannot assure you that our newer products and services, or any other products and services we may introduce or acquire, will be integrated effectively into our business, achieve or sustain profitability or achieve market acceptance at levels sufficient to justify our investment.

Our ability to fully integrate these new products and services with our textbook offerings or achieve satisfactory financial results from them is unproven. Because we have a limited operating history, and the market for our products and services, including newly acquired or developed products and services, is rapidly evolving, it is difficult for us to predict our operating results, particularly with respect to our non-print products and services, and the ultimate size of the market for our products and services. If the market for a connected learning platform does not develop as we expect, or if we fail to address the needs of this market, our business will be harmed.

You should consider our business and prospects in light of the risks, expenses and difficulties typically encountered by companies in their early stage of development, including, but not limited to our ability to successfully:

•	execute on our relatively new, evolving and unproven business model;

•	develop new products and services, both independently and with developers or other third parties;

•	attract and retain students and increase their engagement with our connected learning platform;

•	attract and retain colleges, universities and other academic institutions, which we refer to collectively as “colleges,” and brands to our marketing services;

•	manage the growth of our business, including increasing or unforeseen expenses;

•	develop and scale a high performance technology infrastructure to efficiently handle increased usage by students, especially during peak periods prior to each academic term;

•	compete with companies that offer similar services or products;

•	expand into adjacent markets;

•	develop a profitable business model and pricing strategy;

•	navigate the ongoing evolution and uncertain application of regulatory requirements, such as privacy laws, to our innovative business;

•	maintain relationships with strategic partners, including publishers, wholesalers, distributors, colleges and brands; and

•	expand into foreign markets.

We have encountered and will continue to encounter these risks and if we do not manage them successfully, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have a history of losses and we may not achieve or sustain profitability in the future.

We have experienced significant net losses since our incorporation in July 2005, and we may continue to experience net losses in the future. Our net losses for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2013 were $37.6 million, $49.0 million and $17.8 million, respectively. As of March 31, 2013, we had an accumulated deficit of $167.1 million. We expect to make significant investments in the development and expansion of our business and anticipate that our cost of revenues and operating expenses will increase. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We may not succeed in increasing our revenue sufficiently to offset these higher expenses, and our efforts to grow the business may prove more expensive than we currently anticipate. We may incur significant losses in the future for a number of reasons, including slowing demand for print textbook rentals, slowing demand for our other products and services, increasing competition, decreasing spending on education and other risks described in this prospectus. We may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors as we pursue our business plan and our business model continues to evolve. While our revenue has grown in recent periods, this growth may not be sustainable and we cannot assure you that we will be able to achieve profitability. To achieve profitability, we may need to change our operating infrastructure and scale our operations more efficiently. For example, we may need to reduce our costs or implement changes in our print textbook and non-print products and services models to improve the predictability of our revenue. If we fail to implement these changes on a timely basis or are unable to implement them due to factors beyond our control, our business may suffer. If we do achieve profitability, we may not be able to sustain or increase such profitability.

We operate in a rapidly changing market and our business model is evolving. If we do not successfully adapt to known or unforeseen market developments, our business and financial condition could be materially and adversely affected.

The market for our connected learning platform is still unproven and rapidly changing. Historically, we generated substantially all of our revenue from our print textbook business. In 2012, this business accounted for 87% of our revenue. The print textbook rental business is highly capital intensive and presents both business planning and logistical challenges that are complex. Our investments in and the growth of our print textbook rental business are subject to risks as a result of changes taking place in the publishing industry and the increasing shift towards digital content. To the extent eTextbooks increase in popularity and demand for print textbooks declines, we anticipate that more and more eTextbooks will be published and distributed in the retail market, which could reduce the demand for print textbooks and materially and adversely affect our operating results and your investment. For example, publishers have significant flexibility in pricing eTextbooks due to their low production costs and may change their pricing strategies in the future, especially in light of increasing competition in the print textbook market and the rising costs of education. If the retail price of eTextbooks were to be significantly lower than print textbooks, consumers may purchase eTextbooks directly from the publisher or other retailers rather than use our print textbook or eTextbook services. In the short term, this would have a negative effect on our ability to utilize our print textbook library and could decrease revenue. In addition, the transition to eTextbooks will greatly reduce the capital requirements that currently serve as a barrier to entry in the textbook distribution market, may result in increased competition, and may require us to make significant changes to our business model.

To expand our connected learning platform and diversify our sources of revenue, in recent years we have added and plan to continue to add new products and services to our platform, which will require substantial investment. The products and services we develop or acquire may not achieve market success at levels that recover our investment or contribute to profitability. These non-print products and services are not as capital intensive as our print textbook rental service, which lowers the barriers to entry for existing and future competitors and allows for even more rapid changes. Furthermore, the market for these other products and services is relatively new and may not develop as we expect. If the market for our products and services does not develop as we expect, or if we fail to address the needs of this market, our business will be harmed. We may not be successful in executing on our evolving business model, and if we cannot provide an increasing number of products and services that students, colleges, universities or other academic institutions and brands find compelling, we will not be able to continue our recent growth and increase our revenue, margins and profitability. For all of these reasons, the evolution of our business model is ongoing and the future revenue and income potential of our business is uncertain.

Our business is highly seasonal and our reliance on a concentration of activity at the beginning of each academic term exposes our business to increased risk from disruption during peak periods and makes our operating results difficult to predict.

We derive a majority of our net revenues from print textbook rental and, to a lesser extent, sale transactions, which occur in large part during short periods of time around the commencement of the fall, winter and spring academic terms. In particular, we experience the largest increase in rental and sales volumes during the last two weeks of August and first two weeks of September, and, to a lesser degree in December and in January. The increased volume of orders that we have to process during these limited periods of time means that any shortfalls or disruptions in our business during these peak periods will have a disproportionately large impact on our annual operating results and the potential future growth of our business.

As a result of this seasonality, which corresponds to the academic calendar, our revenue fluctuates significantly quarter to quarter depending upon the timing of where we are in our “rush” cycle and sequential quarter-to-quarter comparisons of our revenue and operating results are not likely to be meaningful. In addition, our operating results for any given quarter cannot be used as an accurate indicator of our results for the year. In particular, we anticipate that our ability to accurately forecast financial results for future periods will be most limited at the time we present our second quarter financial results, which will generally occur midsummer and precede the “fall rush.” In addition, our non-print products and services are relatively new and, as a result, we have limited experience with forecasting revenues from them. If we fail to meet our forecasts or investor expectations regarding these future results, the value of your investment could decline.

During 2012, we generated approximately 23%, 20%, 25% and 32% of our net revenues during the first, second, third and fourth quarters, respectively. The fourth quarter is typically our highest performing quarter as we are recognizing a full quarter of revenue from peak volumes in August and September and partial revenue from peak volumes in December, while the second quarter typically is our lowest performing quarter as students start their summer vacations and the volume of textbook rentals and sales and purchases of supplemental materials and Homework Help decreases. Because of our reliance on the academic calendar, we expect this seasonal fluctuation of sequential revenue decline from the fourth to the first then second quarters, followed by sequential increases in the third and fourth quarters, to continue in future periods.

We base our operating expense budgets on expected net revenue trends. Operating expenses, similar to revenue and cost of revenues, fluctuate significantly quarter to quarter due to the seasonality of our business and are generally higher during the first and third quarters as we incur textbook acquisition, shipping, other fulfillment and marketing expense in connection with our peak periods at the beginning of each academic term. Because our revenue is concentrated in the fourth quarter and expenses are concentrated in the first and third quarters, we have experienced operating losses in the first and third quarters and operating income in the fourth quarter. As a result, sequential comparison of our financial results may not be meaningful. In addition, a portion of our expenses, such as office space and warehouse facility lease obligations and personnel costs, are largely fixed and are based on our expectations of our peak levels of operations. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in net revenues may cause significant variation in operating results in any quarter. If we are unable to accurately forecast and respond to student demand for textbooks, our reputation and brands will suffer and the market price of our common stock would likely decline.

If our efforts to attract new students and increase student engagement with our platform are not successful, our business will be adversely affected.

The growth of our business depends on our ability to attract new students to use our products and services and to increase the level of engagement by existing students with our connected learning platform. The substantial majority of our revenue depends on small transactions made by a widely dispersed student population with an inherently high rate of turnover primarily as a result of graduation. In 2012, our average revenue per customer was approximately $108. Many of the students we desire to attract are accustomed to obtaining textbooks through bookstores or used booksellers. The rate at which we expand our student user base and increase student engagement with our platform may decline or fluctuate because of several factors, including:

•	our ability to consistently provide students with a convenient, high quality experience for selecting, receiving and returning print textbooks;

•	our pricing of our textbooks for rental or sale in relation to other alternatives, including the textbook prices offered by publishers;

•	the quality and prices of the non-print products and services that we offer to students and those of our competitors;

•	our ability to engage high school students with our College Admissions and Scholarship Services;

•	changes in student spending levels;

•	the effectiveness of our sales and marketing efforts;

•	our ability to introduce new products and services that are favorably received by students; and

•	the rate of adoption of eTextbooks and our ability to capture a significant share of that market.

If we do not attract more students to our connected learning platform and the products and services that we offer or if students do not increase their level of engagement with our platform, our revenue may grow more slowly than expected or decline. Many students use our print textbook service as a result of word-of-mouth advertising and referrals from students who have used this service in the past. If our efforts to satisfy our existing student user base are not successful, we may not be able to attract new students and, as a result, our revenues will be adversely affected.

Our failure to convince colleges and brands of the benefits of advertising on our platform or using our marketing services could harm our business.

Our business strategy includes increasing our revenue from enrollment marketing services and brand advertising. Colleges and brands may view our connected learning platform as experimental and unproven. They may not do business with us, or may reduce the amounts they are willing to spend to advertise with us, if we do not deliver ads, sponsorships and other commercial content and marketing programs in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives. Our ability to grow the number of colleges that use our enrollment marketing services and brands that use our brand advertising, and ultimately to generate advertising and marketing services revenue, depends on a number of factors, including:

•	competing effectively for advertising and marketing dollars from colleges, brands, online marketing and media companies and advertisers, as the case may be;

•	penetrating the market for student-focused advertising;

•	successfully developing a platform that can deliver advertising and marketing services across multiple channels, including print, email, personal computer and mobile and other connected devices;

•	our ability to improve our analytics and measurement solutions to demonstrate the value of our advertising and marketing services;

•	maintaining the retention, growth and engagement of our student user base;

•	loss of advertising and marketing services market share to competitors;

•	adverse legal developments relating to data privacy, advertising or marketing services, legislation and regulation and litigation;

•	adverse media reports or other negative publicity involving us or other companies that utilize online platforms for advertising and marketing purposes;

•	our inability to create new products that sustain or increase the value of our advertising and marketing services and other commercial content;

•	changes in the way online advertising and marketing services are priced; and

•	the impact of macroeconomic conditions and conditions in the advertising industry and higher education in general.

We intend to offer new products and services to students to grow our business. If our efforts are not successful, our business could be adversely affected.

Our ability to attract and retain students and increase their engagement with our platform depends on our ability to connect them with the product, person or service they need to save time, save money and get smarter. Part of our strategy is to offer students new products and services in an increasingly relevant and personalized way. We may develop such products and services independently, by acquisition or in conjunction with developers and other third parties. The markets for these new or enhanced products and services may be unproven, and these products may include technologies with which we have little or no prior development or operating experience or may significantly change our existing products and services. If our new or enhanced products and services fail to engage our students, or if we are unable to obtain content from third parties that students want, we may fail to grow our student base or generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected. In the future, we may invest in new products and services and other initiatives to generate revenue, but there is no guarantee these approaches will be successful. Acquisition of new companies and products creates integration risk, while development of new products and services and enhancements to existing products and services involves significant time, labor and expense and is subject to risks and challenges including managing the length of the development cycle, entry into new markets, integration into our existing business, regulatory compliance, evolution in sales and marketing methods and maintenance and protection of intellectual property and proprietary rights. If we are not successful with our new products and services, we may not be able to maintain or increase our revenue as anticipated or recover any associated development costs, and our financial results could be adversely affected.

If our efforts to build a strong brand are not successful, we may not be able to grow our student base, which could adversely affect our operating results.

We believe our brand is a key asset of our business. Developing, protecting and enhancing the “Chegg” brand is critical to our ability to expand our student base and increase student engagement with our platform. A strong brand also helps to counteract the significant student turnover we experience from year to year as students graduate.

To succeed in our efforts to strengthen brand identity, we must, among other activities:

•	maintain our reputation as a trusted source of content and services for students;

•	maintain the quality of and improve our existing products and services;

•	continue to introduce products and services that are favorably received;

•	adapt to changing technologies;

•	protect our students’ data, such as passwords, personally identifiable information, and credit card data;

•	protect our trademark and other intellectual property rights;

•	continue to expand our reach to students in high school, graduate school and internationally;

•

ensure that the content posted to our website by students is reliable and does not infringe on third party copyrights or violate other applicable laws, our terms of use or the ethical codes of those students’ colleges;

•	adequately address students’ concerns with our products and services; and

•	convert and fully integrate the brands and students that we acquire, including the Zinch brand and the students who use Zinch.com, into the Chegg brand and Chegg.com.

Our ability to successfully achieve these goals is not entirely within our control and we cannot assure you that we will be able to maintain the strength of our brand or do so in a cost effective manner. Factors that could negatively affect our brand include:

•	changes in student sentiment about the quality or usefulness of our products and services;

•	concern from colleges about the ways students use our content offerings, such as our 24/7 Online Study Help service;

•	brand conflict between acquired brands and the Chegg brand;

•	student concerns related to privacy and the way in which we use student data as part of our products and services;

•	students’ misuse of our products and services in ways that violate our terms of services, applicable laws or the code of conduct at their colleges; and

•	technical or other problems that prevent us from delivering our products and services in a rapid and reliable manner or that otherwise affect the student experience on our website.

Our future revenue depends on our ability to continue to attract new students from a high school and college student population that has an inherently high rate of turnover primarily due to graduation, requiring us to invest continuously in marketing to the student population to build brand awareness and loyalty, which we may not be able to accomplish on a cost-effective basis or at all.

We are dependent on the acquisition of new students from a high school and college student population that has an inherently high rate of turnover primarily due to graduation. Most incoming college students will not have previously used products and services like the ones we provide. We rely heavily on word-of-mouth and other marketing channels, including online advertising, search engine marketing and social media. The student demographic is characterized by rapidly changing tastes, preferences, behavior and brand loyalty, and developing an enduring business model to serve this population is particularly challenging. Our ability to attract new students depends not only on investment in our brand and our marketing efforts, but on the perceived value of our products and services versus competing alternatives among our extremely price conscious student user base. If our marketing initiatives are not successful or become less effective, or if the cost of such initiatives were to significantly increase, we may not be able to attract new students as successfully or efficiently and, as a result, our revenue and results of operations would be adversely affected. Even if our marketing initiatives succeed in establishing brand awareness and loyalty, if we are unable to offer competitive pricing to students for our products and services, we may be unable to maintain and grow our student user base.

If we are not able to manage the growth of our business both in terms of scale and complexity, our operating results and financial condition could be adversely affected.

We have expanded rapidly since we launched our online print textbook rental service in 2007. We anticipate further expanding our operations to offer additional products, services and content to students to help grow our student user base and to take advantage of favorable market opportunities. As we grow, our operations and the technology infrastructure we use to manage and account for our operations will become more complex, and managing these aspects of our business will become more challenging. Any future expansion will likely place significant demands on our resources, capabilities and systems, and we may need to develop new processes and procedures and expand the size of our infrastructure to respond to these demands. If we are not able to respond effectively to new and increasingly complex demands that arise because of the growth of our business, or, if in responding to such demands, our management is materially distracted from our current operations, our business may be adversely affected.

We may not realize the anticipated benefits of acquisitions, which could disrupt our business and harm our financial condition and results of operations.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees, complementary businesses, products, services or technologies. Realizing the benefits of acquisitions depends, in part, on our successful integration of acquired companies including their technologies, products, services, operations and personnel in a timely and efficient manner. We may incur significant costs integrating acquired companies and if our integration efforts are not successful we may not be able to offset our acquisition costs. Acquisitions involve many risks, including the following:

•	an acquisition may negatively impact our results of operations because it

¡	may require us to incur charges and substantial debt or liabilities,

¡	may cause adverse tax consequences, substantial depreciation or deferred compensation charges,

¡

may result in acquired in-process research and development expenses or in the future may require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets, or

¡	may give rise to various litigation risks;

•	we may not generate sufficient financial return to offset acquisition costs;

•

we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, operations and personnel of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•

an acquisition may result in a delay in adoption rates or reduction in engagement rates for our products and services and those of the company acquired by us due to student uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell or otherwise monetize any acquired products; and

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience.

We have completed six acquisitions, starting in July 2010. Acquisitions can be complex and time consuming to integrate. For example, we are currently in the process of transitioning Zinch users to the Chegg platform and integrating the Zinch brand into Chegg. We may not successfully transition these users to the Chegg platform.

In addition, we have made, and may make in the future, acquisitions that we later determine are not complementary with our evolving business model. For example, in 2011 we acquired, but later decided not to integrate into our business, Notehall and Student of Fortune and, as a result, in 2012 recorded an aggregate impairment charge of $0.6 million related to the write-off of intangible assets from both acquisitions.

Litigation arising from claims and lawsuits against companies that we acquire could be time-consuming, costly and detrimental to our reputation. For example, shortly after our acquisition of Student of Fortune in September 2011, a consortium of five publishers threatened litigation against us and the founders of Student of Fortune for copyright infringement for acts that occurred prior to the acquisition date. While we settled the matter in 2011 and the settlement did not have a material impact on our financial condition, we may be subject to similar lawsuits in the future. The outcome of any such lawsuits may not be favorable to us and could have a material adverse effect on our financial condition. In February 2013, Apollo Group and University of Phoenix filed a complaint against us, our Chief Executive Officer and others in the U.S. District Court for the Southern District of New York for copyright infringement relating to content uploaded by third parties and made available through the Student of Fortune website that occurred prior to and following the acquisition date. On May 30, 2013, we made an offer of $0.4 million to settle this matter. An adverse outcome to this or any other litigation could be material to our consolidated results of operations and cash flows for a given period, and no assurance can be given that an adverse outcome would not be material to our financial condition.

We may pursue additional acquisitions in the future to add specialized employees, complementary companies, products or technologies. Our ability to acquire and integrate larger or more complex companies, products, or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. To finance any future acquisitions we may issue equity, which could be dilutive, or debt, which could be costly and require substantial restrictions on the conduct of our business. If we fail to successfully complete any acquisitions, integrate the services, products or technologies associated with such acquisitions into our company, or identify and address liabilities associated with the acquired business or assets, our business, revenue and operating results could be adversely affected. Any future acquisitions we complete may not achieve our goals.

Our operating results are expected to be difficult to predict based on a number of factors.

We expect our operating results to fluctuate in the future based on a variety of factors, many of which are outside our control and are difficult to predict. As a result, period-to-period comparisons of our operating results may not be a good indicator of our future or long-term performance. The following factors may affect us from period-to-period and may affect our long-term performance:

•	our ability to attract students and increase their engagement with our platform, particularly at the beginning of each academic term;

•	the rate of adoption of our non-print products and services;

•

our ability to manage our fulfillment processes to handle significant increases in the number of students and student selections, both in peak periods and resulting in potential growth in the volume of transactions over time;

•	our ability to successfully utilize the Student Graph to target sales of complementary products and services;

•	changes by our competitors to their product and service offerings;

•	price competition;

•	our ability to manage our textbook library;

•	disruptions to our internal computer systems and our fulfillment information technology infrastructure, particularly during peak periods;

•	the effectiveness of our shipping center and those of our partners, particularly in peak periods;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	our ability to successfully manage the integration of operations and technology resulting from acquisitions;

•	governmental regulation and taxation policies; and

•	general economic conditions and economic conditions specific to higher education.

We purchase and price textbooks based on anticipated levels of demand and other factors that we estimate based on historical experience and various other assumptions. If actual results differ materially from our estimates, our gross margins may decline.

We typically plan our textbook purchases based on factors such as pricing, our demand forecast for the most popular titles, estimated timing of edition changes, estimated utilization levels and planned liquidations of stale, old or excess titles in our textbook library. These factors are highly unpredictable and can fluctuate substantially, especially if pricing competition becomes more intense or demand is reduced due to seasonality or other factors, including increased use of eTextbooks. We rely on a proprietary model to analyze and optimize our purchasing decisions and rely on inputs from third parties including publishers, distributors, wholesalers and colleges to make our decisions. We also rely on students to return print textbooks to us in a timely manner and in good condition so that we can re-rent or sell those textbooks. If the information we receive from third parties is not accurate or reliable, if students fail to return books to us or return damaged books to us, or if we for any other reason anticipate inaccurately and acquire insufficient copies of specific textbooks, we may be unable to satisfy student demand or we may have to incur significantly increased cost in order to do so, in which event our student satisfaction and results of operations could be affected adversely. Conversely, if we attempt to mitigate this risk and acquire more copies than needed to satisfy student demand, then our textbook utilization rates would decline and our gross margins would be affected adversely.

When deciding whether to offer a textbook for rent and the price we charge for that rental, we also must weigh a variety of factors and assumptions and if our judgments or assumptions are incorrect our gross margins may be adversely affected. Certain textbooks cost us more to acquire depending on the source from which they are acquired and the terms on which they are acquired. We must factor in some projection of the number of rentals we will be able to achieve with such textbooks and at what rental price, among other factors, to determine whether we believe it will be profitable to acquire such textbooks and offer them for rent. If the textbooks we acquire are lost or damaged prematurely we may not be able to recover our costs or generate revenue on those textbooks. If we are unable to effectively make decisions about whether to acquire textbooks and the price we charge to rent those textbooks, including if the assumptions upon which our decisions are made prove to be inaccurate, our gross margins may decline significantly.

We may need additional capital, and we cannot be sure that additional financing will be available.

Our print textbook business is highly capital intensive. Historically, our use of cash to invest in our textbook library has substantially exceeded the cash we have generated from our operations. We have funded our operating losses and capital expenditures through proceeds from equity and debt financings, equipment leases and cash flow from operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, particularly if the investment required to fund our print textbook business is greater than we anticipated or we choose to invest in new technologies or complementary businesses or change our business model. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Common Stock, and our stockholders may experience substantial dilution.

If our relationships with the shipping providers, publishers, wholesalers or distributors that deliver textbooks directly to our students are terminated or impaired, if shipping costs increase or if these vendors are unable to timely deliver textbooks to our students, our business and results of operations could be substantially harmed.

We predominantly rely on United Parcel Service, or UPS, to deliver textbooks from our textbook warehouse and to return textbooks to us from our students. To a lesser extent we rely on FedEx for delivery of print textbook rentals and on publishers, distributors and wholesalers to fulfill textbook sales orders and liquidations. We are subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor difficulties, inclement weather, increased fuel costs and other rising costs of transportation and terrorist activity. If the delivery failures or delays or damage rates for our textbooks increase as a result of any such factors, this would increase our cost to deliver textbooks. In addition, if our shipping vendors increased shipping costs for our textbooks, our gross profit could be affected adversely if we elect not to raise our rental rates to offset the increase. If UPS were to limit its services or delivery areas, such as by the discontinuation of Saturday delivery service, our ability to timely deliver textbooks could diminish, and our student satisfaction could be adversely affected. If our relationships with our shipping vendors are terminated or impaired or if our shipping vendors are unable to deliver merchandise for us, we would be required to rely on alternative carriers for delivery and return shipments of textbooks to and from students. We may be unable to sufficiently engage alternative carriers on a timely basis or on terms favorable to us, if at all. If we fail to timely deliver textbooks to students, they could become dissatisfied and discontinue their use of our service, which could adversely affect our operating results.

We face significant competition in each aspect of our business, and we expect such competition to increase, particularly in the market for textbooks.

Our products and services compete for students, colleges and advertisers and we expect such competition to increase, as described below.

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Products and Services for Students. The market for textbooks and supplemental materials is intensely competitive and subject to rapid change. We face competition from college bookstores, some of which are operated by Follet and Barnes & Noble, online marketplaces such as Amazon.com, eBay.com and Half.com, and providers of eTextbooks such as Apple iTunes, CourseSmart and Blackboard, as well as various private textbook rental websites. Many students purchase from multiple textbook providers, are highly price sensitive and can easily shift spending from one provider or format to another. As a consequence, our print textbook business competes primarily on price. Our eTextbook business competes on price, selection and the functionality and the compatibility of our eTextbook Reader across a wide variety of desktop and mobile devices. With respect to the other non-print products and services that we offer to students, our competitors include companies that offer students study materials and educational content such as publishers, Web Assign and other smaller tutorial services.

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Enrollment Marketing Services. With respect to our enrollment marketing services, we compete against traditional methods of student recruitment, including student data providers such as The College Board, radio, television and Internet advertising and print mail marketing programs. In this area, we compete primarily on the basis of the number of high quality connections between prospective students and institutions of higher learning we are able to provide as well as on price.

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Brand Advertising. With respect to brands, we compete with online and offline outlets that generate revenue from advertisers and marketers, especially those that target high school and college students.

Our industry is evolving rapidly and is becoming increasingly competitive. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantially more resources to marketing, website and systems development than we do. In addition, a variety of business models are being pursued for the provision of print textbooks, some of which may be more profitable or successful than our business model. For example, a recent Supreme Court decision may make it easier for third parties to import low-cost “gray market” textbooks for resale in the United States, and these textbooks may compete with our offerings. In addition, Follett has partnered with some colleges through its includED program, which allows schools to deliver required course materials directly to students by including them in the cost of college as part of tuition and fees. Such strategic alliances may eliminate our ability to compete favorably with our print textbook rental business because of the added convenience they offer to students, which may result in reduced textbook rentals, loss of market share and reduced revenue. In addition, our competitors also may form or extend strategic alliances with publishers that could adversely affect our ability to obtain textbooks on favorable terms. We face similar risks from strategic alliances by other participants in the education ecosystem with respect to the non-print products and services we offer. We may, in the future, establish alliances or relationships with other competitors or potential competitors. To the extent such alliances are terminated or new alliances and relationships are established, our business could be harmed.

We rely heavily on our proprietary technology to process deliveries and returns of our textbooks and to manage other aspects of our operations. The failure of this technology to operate effectively, particularly during peak periods, could adversely affect our business.

We use complex proprietary software to process deliveries and returns of our textbooks and to manage other aspects of our operations, including systems to consider the market price for textbooks, general availability of textbook titles, and other factors to determine how to buy textbooks and set prices for textbooks and other content in real time. We rely on the expertise of our engineering and software development teams to maintain and enhance the software used for our distribution operations. We cannot be sure that the maintenance and enhancements we make to our distribution operations will achieve the intended results or otherwise be of value to students. If we are unable to maintain and enhance our technology to manage the shipping of textbooks from and returns of textbooks to our warehouse in a timely and efficient manner, particularly during peak periods, our ability to retain existing students and to add new students may be impaired.

Any significant disruption to our computer systems, especially during peak periods, could result in a loss of students and a decrease in revenue.

We rely on computer systems housed in two facilities, one located on the East Coast and one located on the West Coast, to manage our operations. We have experienced and expect to continue to experience periodic service interruptions and delays involving our systems. While we maintain a live fail-over capability that would allow us to switch our operations from one facility to another in the event of a service outage, that process could still result in service interruptions. These service interruptions could have a disproportionate effect on our operations if they were to occur during one of our peak periods. Our facilities are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, and technical security measures, terrorist acts, natural disasters, human error, the financial insolvency of our third-party vendors and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and unauthorized access to, theft or alteration of, the content and data contained on our systems. We also rely on systems and infrastructure of the Internet to operate our business and provide our services. Interruptions in our own systems or in the infrastructure of the Internet could hinder our ability to operate our business, damage our reputation or brand and result in a loss of students, colleges or brands which could harm our business, results of operations and financial condition.

We rely on third-party software and service providers, including Amazon Web Services, or AWS, to provide systems, storage and services for our website. Any failure or interruption experienced by such third parties could result in the inability of students to use our products and services and result in a loss of revenue.

We rely on third-party software and service providers, including AWS, to provide systems, storage and services for our website. Any technical problem with, cyber-attack on, or loss of access to such third parties’ systems, servers or technologies could result in the inability of our students to rent or purchase print textbooks, interfere with access to our digital content and other online products and services or result in the theft of end-user personal information. For example, AWS experienced a service disruption during the second quarter of 2012, which affected some aspects of the delivery of our products and services for approximately one day. While this particular event did not adversely impact our business, a similar outage of a longer duration or during peak periods could.

Our reliance on AWS makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by AWS could harm our reputation or brand or cause us to lose students or revenue or incur substantial recovery costs and distract management from operating our business. AWS may terminate its agreement with us upon 30 days notice. Upon expiration or termination of our agreement with AWS, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Increased activity during peak periods places substantially increased strain on our operations and any failure to deliver our products and services during these periods will have an adverse effect on our operating results and financial condition.

We expect a disproportionate amount of activity to occur on our website at the beginning of each academic term as students search our textbook catalog and place orders for course materials. If too many students access our website within a short period of time due to increased demand, we may experience system interruptions that make our website unavailable or prevent us from efficiently fulfilling rental orders, which may reduce the volume of textbooks we are able to rent or sell and may also impact our ability to sell marketing services to colleges and brands. If our platform is unavailable when students attempt to access it or it does not load as quickly as they expect, we may not rent or sell as many textbooks or services. In addition, during peak periods, we utilize independent contractors and temporary personnel to supplement our workforce. Competition for qualified personnel has historically been intense, and we may be unable to adequately staff our warehouse or student advocacy organizations during these peak periods. Moreover, UPS and FedEx, the third-party carriers that we rely on to deliver textbooks to students, and publishers, wholesalers and distributors that ship directly to our students may be unable to meet our shipping and delivery requirements during peak periods. Any such disruptions to our business could cause our customers to be dissatisfied with our products and services and have an adverse effect on our revenue.

Computer malware, viruses, hacking and phishing attacks, and spamming could harm our business and results of operations.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in our service and operations and loss, misuse or theft of data. Computer malware, viruses, and computer hacking and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. We believe that we could be a target for such attacks because of our student user base and the incidence of hacking among students.

Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Our general business disruption insurance does not cover expenses related to direct attacks on our website or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure may harm our reputation, brand and our ability to attract students to our website. Any significant disruption to our website or internal computer systems could result in a loss of students, colleges or brands and, particularly if disruptions occur during the peak periods at the beginnings of each academic term, could adversely affect our business and results of operations.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our platform is accessible and delivers a satisfactory user experience to students.

It is important to our success that students be able to access our platform at all times. We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints due to an overwhelming number of students accessing our platform simultaneously.

If our platform is unavailable when students attempt to access it or it does not load as quickly as they expect, students may seek other services to obtain the information for which they are looking, and may not return to our platform as often in the future, or at all. This would negatively impact our ability to attract students and brands and the frequency with which they use our website and mobile applications.

Our platform functions on software that is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been deployed. Any errors, bugs, or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of students, colleges and brands, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

We have a disaster recovery program to transition our operating platform and data to a failover location in the event of a catastrophe and have tested this capability under controlled circumstances, however, there are several factors ranging from human error to data corruption that could materially lengthen the time our platform is partially or fully unavailable to our student user base as a result of the transition. If our platform is unavailable for a significant period of time as a result of such a transition, especially during peak periods, we could suffer damage to our reputation or brand, loss of students, colleges and brands or loss of revenue any of which could adversely affect our business and financial results.

Growing our student user base and their engagement with our platform through mobile devices depends upon the effective operation of our mobile applications with mobile operating systems, networks and standards that we do not control.

There is no guarantee that students will use our mobile applications, such as the mobile version of our website, m.chegg.com, Chegg Flashcards and Chegg Textbook Solutions, rather than competing products. We are dependent on the interoperability of our mobile applications with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade our products’ functionality or give preferential treatment to competitive products could adversely affect the usage of our applications on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks or standards. In the event that it is more difficult for students to access and use our application on their mobile devices, or if students choose not to access or use our applications on their mobile devices or use mobile products that do not offer access to our applications, our student growth and student engagement levels could be harmed.

If we are not able to maintain the compatibility of our eTextbook Reader with third-party operating systems, demand for our eTextbooks may decline and have an adverse effect on our operating results.

Our eTextbook Reader is designed to provide students with access to eTextbooks from any device with an Internet connection and an Internet browser, including PCs, iPads, Kindles, Nooks and mobile phones. Our eTextbook Reader can be used across a variety of third-party operating systems. If we are not able to maintain the compatibility of our eTextbook Reader with third-party operating systems, demand for our eTextbooks could decline and revenue could be adversely affected. We may desire in the future to make our eTextbook Reader compatible with new or existing third-party operating systems that achieve popularity within the education marketplace, and these third-party operating systems may not be compatible with our designs. Any failure on our part to modify our applications to ensure compatibility with such third-party operating systems could reduce demand for our products and services.

If the transition from print to digital distribution does not proceed as we expect, our business and financial condition may be adversely affected.

Our print textbook rental distribution model requires us to make substantial investments in our textbook library based on our expectations regarding numerous factors, including ongoing demand for these titles in print form. To realize a return on these investments, we must rent each purchased textbook multiple times, and as such, we are exposed to the risk of carrying excess or obsolete textbooks. The textbook distribution market has begun shifting toward digital distribution. If demand for eTextbooks accelerates more rapidly than we expect, we could be required to write-off excess print textbooks for which the rental demand has eroded. Further, our sale of used print textbooks represents a substantial source of cash from investing activities, and a substantial diminution on the value of these assets due to a shift in demand toward digital, or any other reason, could materially and adversely affect our financial condition. Conversely, if the transition to digital distribution of textbooks does not gain market acceptance as we expect, our capital requirements over the long-term may be greater than we expect and our opportunities for growth may be diminished. In that case, we may need to raise additional capital, which may not be available on reasonable terms, or at all, and we may not realize the potential long-term benefits of a shift to digital distribution, including greater pricing flexibility, the ability to distribute a larger library of eTextbooks compared to print textbooks and lower cost of revenues.

If publishers refuse to grant us distribution rights to digital content on acceptable terms or terminate their agreements with us, or if we are unable to adequately protect their digital content rights, our business could be adversely affected.

We rely on licenses from publishers to distribute eTextbooks to our customers. We do not have long-term contracts or arrangements with most publishers that guarantee the availability of eTextbooks. If we are unable to secure and maintain rights to distribute eTextbooks to students upon terms that are acceptable to us, or if publishers terminate their agreements with us, we would not be able to acquire eTextbooks from other sources and our ability to attract new students and retain existing students could be adversely impacted. Some of our licenses give the publisher the right to withdraw our rights to distribute eTextbooks without cause and/or give the publisher the right to terminate the entire license agreement without cause. If a publisher exercised such a right, this could adversely affect our business and financial results. Moreover, to the extent we are able to secure and maintain rights to distribute eTextbooks, our competitors may be able to obtain the same rights on more favorable terms.

In addition, our ability to distribute eTextbooks depends on publishers’ belief that we include effective digital rights management technology to control access to digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and publishers may be unwilling to include their content in our service. If consumers are able to circumvent the digital rights management technology that we use, they may acquire unauthorized copies of the textbooks that they would otherwise rent from us, which could decrease our textbook rental volume and adversely affect our results of operations.

If Internet search engines’ methodologies are modified or our search result page rankings decline for other reasons, student engagement with our website could decline.

We depend in part on various Internet search engines, such as Google, Bing and Yahoo!, to direct a significant amount of traffic to our website. Similarly, we depend on providers of mobile application “store fronts” to allow students to locate and download our mobile applications that enable our service. Our ability to maintain the number of students directed to our website is not entirely within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If search engine companies modify their search algorithms in ways that are detrimental to our search result page ranking or in ways that make it harder for students to find our website, or if our competitors’ SEO efforts are more successful than ours, overall growth could slow, student engagement could decrease, and we could lose students. These modifications may be prompted by search engine companies entering the online networking market or aligning with competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of students directed to our website could harm our business and operating results.

Our core value of putting students first may conflict with the short-term interests of our business.

We believe that adhering to our core value of putting students first is essential to our success and in the best interests of our company and the long-term interests of our stockholders. In the past, we have forgone, and in the future we may forgo, short-term revenue opportunities that we do not believe are in the best interests of students, even if our decision negatively impacts our operating results in the short term. For example, we offer free services without advertising to students, such as our Courses service that require investment by us, in order to promote a more comprehensive solution. Our philosophy of putting the student first may cause us to make decisions that could negatively impact our relationships with publishers, colleges and brands, whose interests may not always be aligned with ours or those of our students. Our decisions may not result in the long-term benefits that we expect, in which case our level of student satisfaction and engagement, business and operating results could be harmed.

If we are required to discontinue certain of our current marketing activities, our ability to attract new students may be adversely affected.

Laws or regulations may be enacted which restrict or prohibit use of emails or similar marketing activities that we currently rely on. For example:

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the CAN-SPAM Act of 2003 and similar laws adopted by a number of states regulate unsolicited commercial e-mails, create criminal penalties for e-mails containing fraudulent headers and control other abusive online marketing practices;

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the Federal Trade Commission has guidelines that impose responsibilities on companies with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices they may deem misleading or deceptive;

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The Telephone Consumer Protection Act of 1991, or TCPA, restricts telemarketing and the use of automated telephone equipment. The Act limits the use of automatic dialing systems, artificial or prerecorded voice messages and SMS text messages. It also applies to unsolicited text messages advertising the commercial availability of goods or services. Additionally, a number of states have enacted statutes that address telemarketing. For example, some states, such as California, Illinois and New York, have created do-not-call lists. Other states, such as Oregon and Washington, have enacted “no rebuttal statutes” that require the telemarketer to end the call when the consumer indicates that he or she is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages are enforced by the Federal Trade Commission, the Federal Communications Commission, states, and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

Even if no relevant law or regulation is enacted, we may discontinue use or support of these activities if we become concerned that students or potential students deem them intrusive or they otherwise adversely affect our goodwill and brand. If our marketing activities are curtailed, our ability to attract new students may be adversely affected.

Our business and growth may suffer if we are unable to hire and retain key personnel.

We depend on the continued contributions of our senior management and other key personnel. In particular, we rely on the contributions of our Chief Executive Officer, Dan Rosensweig. All of our executive officers and key employees are at-will employees, meaning they may terminate their employment relationship at any time. If we lose the services of one or more members of our senior management team or other key personnel, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance and media procurement personnel. Qualified individuals are in high demand, particularly in the San Francisco Bay Area where our executive offices are located, and we may incur significant costs to attract them. If we are unable to attract or retain the personnel we need to succeed, our business may suffer.

Our failure to comply with the terms of our revolving credit facility or term loan facility could have a material adverse effect on us.

We have a $35.0 million revolving credit facility that we may draw upon to finance our operations or other corporate purposes, and have a term loan facility, from which we drew $20.0 million to fund our operations. If we default on these credit obligations, our lenders may, among other things, require immediate repayment of amounts drawn on our credit facilities, terminate our credit facilities or require us to pay significant fees, penalties or damages.

The agreements governing our indebtedness contain various covenants, including those that restrict our ability to, among other things:

•	borrow money, and guarantee or provide other support for indebtedness of third-parties including guarantees;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments in entities that we do not control, including joint ventures;

•	consummate a merger, consolidation or sale of all or substantially all of our assets;

•	enter into certain asset sale transactions;

•	enter into secured financing arrangements;

•	enter into sale and leaseback transactions; and

•	enter into unrelated businesses.

These covenants may limit our ability to effectively operate our businesses. Any failure to comply with the restrictions of any agreement governing our other indebtedness may result in an event of default under those agreements.

Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our operating results.

We are subject to regulations and laws specific to the education sector because we offer our products and services to students and collect data from students. Such laws and regulations cover privacy, data collection and protection and the protection of minors. For example, various U.S. and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act.

We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing colleges affect our business. Moreover, as the education industry continues to evolve, increasing regulation by federal, state and foreign agencies becomes more likely. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the Internet particularly for educational services, including laws limiting the content that we can offer, may decrease demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our operating results.

We collect, process, store and use personal information and data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

In the ordinary course of business, and in particular in connection with merchandising our service to students, we collect, process, store and use personal information and data supplied by students, including credit card information. In the future, we may enable students to share their personal information with each other and with third parties and to communicate and share information into and across our platform. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. There are numerous federal, state and local laws regarding privacy and the collection, storing, sharing, using, processing, disclosing and protecting of personal information and other user data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules.

We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws, or new regulations restricting the collection, use and sharing of information from minors under the age of 18, that limit our ability to use collected data could have an adverse effect on our business. In addition, if unauthorized access to our students’ data were to occur or if we were to disclose data about our student users in a manner that was objectionable to them, our business reputation and brand could be adversely affected, and we could face legal claims that could impact our operating results. Our reputation and brand and relationships with students would be harmed if our billing data were to be accessed by unauthorized persons.

We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection. However, state and other laws regarding privacy and data protection are rapidly evolving and may be inconsistent, and we could be deemed out of compliance as such laws and their interpretation change. Any failure or perceived failure by us to comply with our privacy policies, our privacy or data-protection obligations to students or other third parties, or our privacy or date-protection legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause students to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as colleges and brands, violate applicable laws or our policies, such violations may also put our student users’ information at risk and could in turn have an adverse effect on our business.

Public scrutiny of Internet privacy issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to students, thereby harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, display, processing, transmission and security of personal information by companies offering online services have recently come under increased public scrutiny. The U.S. government, including the White House, the Federal Trade Commission and the Department of Commerce, are reviewing the need for greater regulation of the collection and use of information concerning consumer behavior with respect to online services, including regulation aimed at restricting certain targeted advertising practices. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of a number on-line, social media companies. Similar actions may also impact us directly, particularly because high school students who use our College Admissions and Scholarship Services are typically under the age of 18. The FTC has also revised the rules under the Children’s Online Privacy Protection Act effective July 1, 2013. Although, our services are not directed to children under 13, the FTC could decide that our site now or in the future has taken inadequate precautions to prevent children under 13 from accessing our site and providing us information.

The White House published a report calling for a consumer privacy Bill of Rights that could impact the collection of data, and the Department of Commerce seeks to establish a consensus-driven Do-Not-Track standard that could impact on-line and mobile advertising. The State of California and several other states have adopted privacy guidelines with respect to mobile applications. Our business, including our ability to operate internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, mobile applications, products, features or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the data that students share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry standards or practices regarding the use or disclosure of data that students choose to share with us, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require us to modify our products and features, possibly in a material manner, and may limit our ability to develop new products and features that make use of the data that we collect about our student users.

Our reputation and relationships with students would be harmed if our student users’ data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our student users, including names and, in many cases, mailing addresses. We take measures to protect against unauthorized intrusion into our student users’ data. If, despite these measures, we or our payment processing services experience any unauthorized intrusion into our student users’ data, current and potential student users may become unwilling to provide the information to us necessary for them to engage with our platform, we could face legal claims and our business could be adversely affected. The breach of a third party’s website, resulting in theft of user names and passwords, could result in the fraudulent use of that user login information on our platform. Similarly, if a well-publicized breach of the consumer data security of any other major consumer website were to occur, there could be a general public loss of confidence in the use of the Internet for commerce transactions which could adversely affect our business. In addition, we do not obtain signatures from students in connection with the use of credit cards by them. Under current credit card practices, to the extent we do not obtain cardholders’ signatures, we are liable for fraudulent credit card transactions, even when the associated financial institution approves payment of the orders. From time to time, fraudulent credit cards may be used. While we do have safeguards in place, we nonetheless may experience some loss from these fraudulent transactions. A failure to adequately control fraudulent credit card transactions would harm our business and results of operations.

If we become subject to liability for the Internet content that we publish or that is uploaded to our websites by students, our results of operations could be adversely affected.

As a publisher and distributor of online content, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of materials that we publish or distribute. We also may face potential liability for content uploaded by students in connection with our community-related content or course reviews. If we become liable, then our business may suffer. Litigation to defend these claims could be costly and harm our results of operations. We cannot assure you that we are adequately insured to cover claims of these types or indemnified for all liability that may be imposed on us. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results of operations.

In addition, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for caching or hosting, or for listing or linking to, third-party websites that include materials or other content that infringe copyrights or other intellectual property or proprietary rights, provided we comply with the strict statutory requirements of this Act. The interpretations of the statutory requirements of the Digital Millennium Copyright Act are constantly being modified by court rulings and industry practice. Accordingly, if we fail to comply with such statutory requirements or if the interpretations of the laws pertaining to this Act change, we may be subject to potential liability for caching or hosting, or for listing or linking to, third-party websites that include materials or other content that infringe copyrights or other intellectual property or proprietary rights.

In September 2011, a consortium of five publishers threatened litigation against us and the founders of Student of Fortune, which we had then recently acquired, for copyright infringement for acts that occurred prior to the acquisition date. We settled the matter in October 2011. While the settlement did not have a material impact on our financial condition, we may be subject to similar lawsuits in the future. The outcome of any such lawsuits may not be favorable to us and could have a material adverse effect on our financial condition. In February 2013, Apollo Group and University of Phoenix filed a complaint against us, our Chief Executive Officer and others in the U.S. District Court for the Southern District of New York for copyright infringement relating to content uploaded by third parties and made available through the Student of Fortune website prior to and following the acquisition date. On May 30, 2013, we made an offer of $0.4 million to settle the matter. At this time, we are unable to predict the likelihood of success in this lawsuit. If this lawsuit were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial results.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of March 31, 2013, we had filed 28 patent applications, primarily in the United States, but no issued patents. We own three U.S. registered copyrights and have unregistered copyrights in our eTextbook Reader software, software documentation, marketing materials and website content that we develop. We own the registered U.S. trademarks “Chegg,” “Chegg.com,” “Chegg for Good,” “CourseRank,” “Cramster,” “Zinch” and “#1 In Textbook Rentals,” among others, as well as a variety of service marks. We own over 250 registered domain names. We also have a number of pending trademark applications in the United States and foreign jurisdictions and unregistered marks that we use to promote our brand. From time to time we expect to file additional patent, copyright and trademark applications in the United States and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights, and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

•	our intellectual property and proprietary rights will provide competitive advantages to us;

•	our competitors or others will not design around our intellectual property or proprietary rights;

•	our ability to assert our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•

we will not lose the ability to assert our intellectual property or proprietary rights against or to license our intellectual property or proprietary rights to others and collect royalties or other payments.

If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We are a party to a number of third-party intellectual property license agreements. For example, in 2012, we entered into an agreement with a textbook publisher that provides access to textbook solutions content for our Homework Help service over a five-year term, for which we paid an upfront license fee. In addition, we have agreements with certain eTextbook publishers under which we incur non-refundable fees at the time we provide students access to an eTextbook. We cannot guarantee that the third-party intellectual property we license will not be licensed to our competitors or others in our industry. In the future, we may need to obtain additional licenses or renew existing license agreements. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms, or at all. Any failure to obtain or renew such third-party intellectual property license agreements on commercially competitive terms could adversely affect our business and financial results.

We are, and may in the future be, subject to intellectual property claims, which are costly to defend and could harm our business and operating results.

From time to time, third parties have alleged and are likely to allege in the future that we or our business infringes, misappropriates or otherwise violates their intellectual property or proprietary rights. Many companies, including various “non-practicing entities” or “patent trolls,” are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents related to our technology.

If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, enter into licensing agreements, adjust our merchandizing or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us, or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or brand, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees.

In addition, we use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information.

We have devoted substantial resources to the development of our intellectual property and proprietary rights. In order to protect our intellectual property and proprietary rights, we rely in part on confidentiality agreements with our employees, book vendors, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are unable to protect our domain names, our reputation and brand could be adversely affected.

We currently hold various domain names relating to our brand, including Chegg.com. Failure to protect our domain names could affect adversely our reputation and brand, and make it more difficult for students to find our website, our content and our services. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property and proprietary rights is unclear. We may be unable to prevent third parties from acquiring and using domain names that are similar to, infringe upon or otherwise decrease the value of our brand name, trademarks or other intellectual property or proprietary rights.

Our wide variety of accepted payment methods subjects us to third-party payment processing-related risks.

We accept payments from students using a variety of methods, including credit cards, debit cards and PayPal. As we offer new payment options to students, we may be subject to additional regulations, compliance requirements and incidents of fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. For example, we have in the past experienced higher transaction fees from our third-party processors as a result of chargebacks on credit card transactions.

We rely on third parties to provide payment processing services, including the processing of credit cards and debit cards. If these companies become unwilling or unable to provide these services to us, our business could be disrupted. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to additional fines and higher transaction fees and lose our ability to accept credit and debit card payments from our students, process electronic funds transfers or facilitate other types of online payments, and our business and operating results could be adversely affected.

Students use and earn a virtual reward currency through our 24/7 Online Study Help service, which subjects us to increased risk of fraud and security breaches and may subject us to additional regulatory requirements in the future.

We use a virtual reward currency system to run our 24/7 Online Study Help service. Students use points to ask questions and students that answer those questions can earn points. A subscription to our Homework Help service includes 5,000 points a month. Points can be redeemed for rewards like iTunes, Starbucks or Target gift cards and discounts on textbook orders. While we develop and maintain systems to process, manage and authenticate our virtual reward currency, including systems to detect and prevent data breaches and fraudulent activity, the development and maintenance of these systems require ongoing monitoring and updating, and we may not be able to prevent breaches of our security measures. The possibility of security breaches and fraudulent or other malicious activities to gain access to our points system to fraudulently issue or obtain points cannot be eliminated entirely. We have, in the past, discovered fraudulent issuances of virtual reward currency, which did not result in any material disruption to our 24/7 Online Study Help service or adversely affect our operating results. However, if our systems are breached again and if actual or perceived fraud or other illegal activities involving our virtual reward currency were to rise due to the actions of third parties, employee error, malfeasance or otherwise, it could lead to student dissatisfaction, increased costs, damage to our reputation and brand and have a material adverse impact on our business.

In addition, if virtual reward assets are lost, or if students do not receive their purchased virtual reward currency, we may be required to issue refunds, receive negative publicity, lose students or become subject to regulatory investigation or class action litigation. Any of these problems could harm our reputation or cause us to lose students or revenue and distract management from operating our business.

Moreover, if existing laws or new laws regarding the regulation of currency and banking institutions were to be interpreted to cover virtual reward currency or goods, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs.

Worsening or stagnant economic conditions and their effect on funding levels of colleges, spending behavior by students and advertising budgets, may adversely affect our business and operating results.

Our business is dependent on, among other factors, general economic conditions, which affect college funding, student spending and brand advertising. The economic downturn over the last several years has resulted in reductions in both state and federal funding levels at colleges across the United States, which has led to increased tuition and decreased amounts of financial aid offered to students. To the extent that the economy continues to stagnate or worsens, students may reduce the amount they spend on textbooks and other educational content, which could have a serious adverse impact on our business. In addition to decreased spending by students, the colleges and brands that use our marketing services have advertising budgets that are often constrained during periods of stagnant or deteriorating economic conditions. In a difficult economic environment, customer spending in each of our customer categories is likely to decrease, which could adversely affect our operating results and financial condition. A deterioration of the current economic environment may also have a material adverse effect on our ability to fund our growth and strategic business initiatives.

Our international operations are subject to increased challenges and risks.

We have employees in Israel, India and the People’s Republic of China, or China, and we expect to continue to expand our international operations in the future. However, we have limited operating history as a company outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, tax systems, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Operating internationally has required and will continue to require us to invest significant funds and other resources, subjects us to new risks and may increase the risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

•	compliance with applicable foreign laws and regulations;

•	compliance with anti-bribery laws including, without limitation, compliance with the Foreign Corrupt Practices Act;

•	currency exchange rate fluctuations;

•	political and economic instability; and

•	higher costs of doing business internationally.

As part of our business strategy, we may make our products and services available in more countries outside of the U.S. market, where we are currently focused. The markets in which we may undertake international expansion may have educational systems, technology and online industries that are different or less well developed than those in the United States, and if we are unable to address the challenges of operating in international markets, it could have an adverse effect on our results of operations and financial condition.

Colleges and certain governments may restrict access to the Internet or our website, which could lead to the loss of or slowing of growth in our student user base and their level of engagement with our platform.

The growth of our business and our brand depends on the ability of students to access the Internet and the products and services available on our website. Colleges that provide students with access to the Internet either through physical computer terminals on campus or through wired or wireless access points on campus could block or restrict access to our website, content or services or the Internet generally for a number of reasons including security or confidentiality concerns, regulatory reasons, such as compliance with the Family Educational Rights and Privacy Act, which restricts the disclosure of student information, or concerns that certain of our products and services, such as Homework Help, may contradict or violate their policies.

We depend in part on colleges to provide their students with access to the Internet. If colleges modify their policies in ways that are detrimental to the growth of our student user base or in ways that make it harder for students to use our website, or if our competitors’ are able to reach more students than us, the overall growth in our student user base could slow, student engagement could decrease, and we could lose revenue. Any reduction in the number of students directed to our website would harm our business and operating results.

In addition to our U.S. operations, we currently offer our college and university matching service, in China. The Chinese government may seek to restrict access to the Internet or to our website specifically and our content and services could be suspended, blocked (in whole or in part) or otherwise adversely impacted in China. Any restrictions on the use of our website by students could lead to the loss or slowing of growth in the number of students who use our platform or the level of student engagement.

Our operations are susceptible to earthquakes, floods, rolling blackouts and other types of power loss. If these or other natural or man-made disasters were to occur, our operations and operating results would be adversely affected.

Our business and operations could be materially adversely affected in the event of earthquakes, blackouts or other power losses, floods, fires, telecommunications failures, break-ins, acts of terrorism, inclement weather, shelving accidents or similar events. Our executive offices are located in the San Francisco Bay area, an earthquake-sensitive area. In the recent past, California has experienced deficiencies in its power supply, resulting in occasional rolling blackouts. Our textbook warehouse is located in Shepardsville, Kentucky, which is adjacent to a flood zone. We store our textbook library in a single location in Kentucky and if floods, fire, inclement weather including extreme rain, wind, heat or cold or accidents due to human error were to occur and cause damage to our warehouse and our textbook library, our ability to fulfill orders for textbook rental and sales transactions would be materially and adversely affected and our results of operations would suffer, especially if such events were to occur during peak periods. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business could be affected adversely as a result. Moreover, damage to or total destruction of our executive offices resulting from earthquakes may not be covered in whole or in part by any insurance we may have.

As a result of becoming a public company, we will be obligated to establish an internal audit function and develop and maintain proper and effective internal control over financial reporting. If we fail to do so in a timely manner, or our internal control over financial reporting is not determined to be effective, this may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended, or Exchange Act, or the date we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. In prior years, we have identified material weaknesses in our internal controls over financial reporting, and in connection with our 2012 audit we identified a significant deficiency in our internal controls over financial reporting related to our financial statement close process. While we are in the process of remediating this deficiency, we may experience deficiencies in our internal controls in the future and these could be costly to remediate or result in inaccuracies in our financial statements.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We may be subject to greater than anticipated liabilities for income, property, sales and other taxes, and any successful action by federal, state, foreign or other authorities to collect additional taxes could adversely harm our business.

We are subject to regular review and audit by both U.S. federal and state and foreign tax authorities and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax provisions and accruals and could have a negative effect on our financial position and results of operations. For example, we are currently appealing the Kentucky Tax Authority’s property tax assessment on our textbook library located in our Kentucky warehouse (see discussion below under “Business—Legal Proceedings”). In addition, the taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing and allocating income from our intercompany transactions, which could increase our worldwide effective income tax rate. Further, we file sales tax returns in a number of states within the United States as required by law, and collect and remit sales tax for some content owners. We do not collect sales or other similar taxes in some U.S. and foreign jurisdictions, with respect to some of our sale, rental or subscription transactions, because we believe that they do not apply to the relevant transactions. However, these and other tax laws and regulations are ambiguous or their application to our business is uncertain, and the interpretation of them may be subject to change. In addition, one or more states could seek to impose new or additional sales, use or similar tax collection and record-keeping obligations on us. Any successful action by federal, state, foreign or other authorities to impose or collect additional income or property taxes, or compel us to collect and remit sales, use or similar taxes, either retroactively, prospectively or both, could and harm our business, financial position and results of operations.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our profitability.

At December 31, 2012, we had federal and state net operating loss carryforwards due to prior period losses of approximately $90.0 million and $30.8 million, respectively, which if not utilized will begin to expire in 2025 and 2014 for federal and state purposes, respectively. We also have federal tax credit carryforwards of approximately $0.5 million, which if not utilized will begin to expire in 2031, and state tax credit carryforwards of approximately $1.4 million, which do not expire. These net operating loss and research tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This offering or future issuances of our stock could cause an “ownership change.” It is possible that any future ownership change could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

Risks Related to this Offering and Ownership of Our Common Stock

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which an active trading market will develop or how liquid that market might become. The initial public offering price for our shares has been determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this prospectus and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results, including as a result of the seasonality in our business that results from the academic calendar;

•

our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenue or earnings guidance that is higher or lower than expected, including as a result of difficulty forecasting seasonal variations in our financial condition and operating results or the revenue generated by our non-print products and services;

•	issuance of new or updated research or reports by securities analysts, including the publication of unfavorable reports or change in recommendation or downgrading of our common stock;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	changes in the economic performance or market valuations of companies perceived by investors to be comparable to us;

•

additional shares of our common stock being sold into the market by us or our existing stockholders or the anticipation of such sales, including if existing stockholders sell shares into the market when the applicable “lock-up” period ends;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	lawsuits threatened or filed against us;

•	regulatory developments in our target markets affecting us, students, colleges or brands, publishers or our competitors;

•	terrorist attacks or natural disasters or other such events impacting countries where we have operations; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. We believe our stock price may be particularly susceptible to volatility as the stock prices of technology and Internet companies have often been subject to wide fluctuations. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Substantial future sales of our common stock in the public market once the “lock-up” or “market standoff” period ends could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon the completion of this offering, we will have                     shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Of the remaining shares of common stock outstanding after this offering,                     shares will be eligible for sale at various times beginning 180 days after the date of this prospectus upon the expiration of lock-up agreements as described below and subject to vesting requirements and the requirements of Rule 144 or Rule 701, and                     shares will be eligible for sale at various times beginning after the date of this prospectus, subject to vesting requirements and the requirements of Rule 144 or Rule 701.

Our directors, executive officers and holders of substantially all of our outstanding common stock (on a fully-diluted basis as of March 31, 2013 without giving effect to this offering) have agreed with limited exceptions that they will not sell any shares of common stock owned by them without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, for a period of 180 days from the date of this prospectus.

At any time and without public notice, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, may in their sole discretion release some or all of the securities from these lock-up agreements prior to the expiration of the lock-up period. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering, the holders of                     shares of common stock, which includes the shares issued upon conversion of our convertible preferred stock upon the completion of this offering will be entitled to contractual rights by which they may require us to register those shares under the Securities Act. All of these shares are subject to a lock-up period for 180 days. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. We also intend to file a registration statement on Form S-8 under the Securities Act to register approximately                     million shares under our 2005 Stock Plan, 2013 Equity Incentive Plan and the equity plans we have assumed in connection with our acquisitions, as well as shares reserved for issuance under our 2013 Employee Stock Purchase Plan. For more information, see “Shares Eligible For Future Sale.”

Our insiders who are significant stockholders may control the election of our board of directors and may have interests that conflict with those of other stockholders.

Our directors, executive officers and holders of 5% of more of our common stock, together with their affiliates, beneficially owned, in the aggregate, approximately 68% of our outstanding capital stock as of March 31, 2013, and will beneficially own, in the aggregate, more than                     % of our outstanding common stock immediately after this offering. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our stockholders’ approval, including the election and removal of directors and significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove our board of directors or management.

As a new investor, you will experience immediate and substantial dilution.

Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their shares. Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $             per share in net tangible book value, based on an assumed initial offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. You will experience additional dilution upon exercise of options to purchase common stock and vesting of RSUs under our equity incentive plans, or if we otherwise issue additional share of our common stock.

Management may apply the net proceeds from this offering to uses that do not increase our market value or improve our operating results.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, potential capital expenditures and repayment in full of outstanding borrowings under our term loan facility. However, our management will have considerable discretion in applying the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using the net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use the net proceeds for purposes that do not result in any increase in our results of operations, which could cause the price of our common stock to decline.

If securities or industry analysts do not publish research reports about our business or publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, our credit facilities contain restrictions on our ability to pay dividends.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined under the JOBS Act. For so long as we are an “emerging growth company,” we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an “emerging growth company” for up to five years, although we may lose such status earlier, depending on the occurrence of certain events. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, which means that the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We cannot predict if investors will find our common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

Delaware law and provisions in our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Following the closing of this offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause;

•

our board of directors will have the sole right to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

only our chairman of the board, our lead independent director, our chief executive officer, our president, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	certain litigation against us can only be brought in Delaware;

•

our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without the approval of the holders of common stock; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our results of operations and financial condition;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	our liquidity and working capital requirements;

•	our anticipated strategies for growth and sources of new revenue;

•	the impact of seasonality on our business;

•	our expectations regarding the development and expansion of our business and the strength of our brand;

•	the anticipated benefits associated with the use of our products and services;

•	our ability to anticipate market needs and develop new products and services that meet those needs and achieve market acceptance;

•	our ability to effectively integrate our newer products and services, or any other products and services we may introduce or acquire, into our business;

•	our ability to maintain and expand our student base and our relationships with colleges and brands;

•	our ability to increase student engagement with our platform;

•	our ability to compete in our rapidly evolving market;

•	our reliance on shipping providers, publishers, wholesalers and distributors;

•	industry and technology trends affecting our products, services and markets;

•

our ability to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and to operate without infringing or violating the intellectual property rights of others;

•	our ability to retain and hire necessary employees and staff our operations appropriately;

•	management compensation and the issuance of equity awards upon the completion of this offering;

•	our ability to find future acquisition opportunities on favorable terms or at all;

•	the stability of our website and the systems, storage and services for our website;

•	our need to obtain future funding on acceptable terms or at all;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	our expectations regarding current or future litigation; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not occur.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, our business and the market for our products and services, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications, surveys and reports, including reports or surveys from Accenture, Bowker’s Book Industry Study Group, the Center on Budget and Policy Priorities, the College Board, the Consumer Financial Protection Bureau, the Institute for College Access and Success, Noel-Levitz Higher Education Consulting, National Retail Federation, re:fuel and Crux Research, Student Monitor, the U.S. Department of Education, National Center for Education Statistics and the U.S. Department of Labor. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys and reports, we believe the publications, surveys and reports are generally reliable, although such information is inherently subject to uncertainties and imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

In this prospectus when we refer to unique titles, the information is based on separate international standard book numbers, or ISBNs. Each separate edition of a particular title has a separate ISBN assigned to it.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock that we are offering will be approximately $        million, based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by approximately $        million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $         million. See “Underwriting.”

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and improve our competitive position. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, potential capital expenditures and repayment in full of outstanding borrowings under our term loan facility. Aggregate borrowings under the term loan facility were $20.0 million as of March 31, 2013, which carried an interest rate of 11.5%, payable on a monthly basis. Further, we may use a portion of the net proceeds for the acquisition of, or investment in, complementary companies, products, services, technologies or assets. However, we have no present understandings, commitments or agreements to enter into any acquisitions or make any such investments. We do not have more specific plans for the net proceeds from this offering.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends after the offering or for the foreseeable future. Additionally, under our loan agreements, we are restricted from paying cash dividends on our capital stock. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an estimated                      shares of our common stock; (ii) the conversion of our outstanding convertible preferred stock warrants into warrants to purchase an estimated                      shares of our common stock and related reclassification of the preferred stock warrant liability to additional paid-in capital; (iii) the issuance of                      shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering; (iv) stock-based compensation expense of $             related to the vesting of              restricted stock units, or RSUs; and (v) the grant of                      stock options and                      RSUs under the Designated IPO Equity Incentive Program, all assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus and giving effect to the conversion price adjustment more fully described in “—Special Conversion Adjustment of the Series D, Series E and Series F Convertible Preferred Stock;” and

•

on a pro forma as adjusted basis to give effect to: (i) the pro forma adjustments set forth above; (ii) the sale by us of the                    shares of common stock offered by us in this prospectus, assuming an initial public offering price of $        per share, the midpoint of the range on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; (iii) the application of a portion of the proceeds from this offering to repay in full outstanding borrowings plus accrued interest under our term loan facility, which were $20.0 million at March 31, 2013; and (iv) the amendment and restatement of our certificate of incorporation immediately prior to the completion of this offering.

The unaudited pro forma and pro forma as adjusted information below is illustrative only, and cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
	(unaudited)
Cash and cash equivalents	$30,294	$	$

Debt obligations, current and noncurrent	$19,568	$	$
Preferred stock warrant liabilities	7,028
Convertible preferred stock, $0.001 par value, 76,388,007 shares authorized, 62,814,746 shares issued and outstanding; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	207,201

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, no shares authorized, issued or outstanding, actual and pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Common stock, $0.001 par value, 120,000,000 shares authorized, 18,776,590 shares issued and outstanding, actual; 120,000,000 shares authorized, 82,139,075 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	19
Additional paid-in capital	67,587
Accumulated other comprehensive income	21
Accumulated deficit	(167,090)

Total stockholders’ equity (deficit)	(99,463)

Total capitalization	$134,334	$	$

(footnotes appear on following page)

(1)	The number of shares of our common stock to be issued upon the automatic conversion of all outstanding shares of our Series D, Series E and Series F convertible preferred stock depends in part on the initial public offering price of our common stock. The number of shares issued and outstanding pro forma and pro forma as adjusted assume that our convertible preferred stock converts into shares of common stock, based upon the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus. See “—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock” below.

(2)	If the underwriters’ over-allotment option is exercised in full, the amount of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization would increase by approximately $ and we would have shares of common stock issued and outstanding.

In the table above, the number of shares outstanding as of March 31, 2013 excludes:

•	19,404,642 shares issuable upon the exercise of stock options outstanding as of March 31, 2013 with a weighted-average exercise price of $4.39 per share;

•	1,362,900 shares issuable upon the exercise of stock options granted after March 31, 2013 with an exercise price of $5.61 per share;

•	1,976,826 shares of common stock subject to RSUs outstanding as of March 31, 2013;

•

an estimated                      shares issuable upon the exercise of stock options, and                 shares subject to RSUs to be granted under our Designated IPO Equity Incentive Program, assuming an initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, as more fully described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock;”

•

an estimated                  shares of common stock issuable upon the exercise of warrants to purchase common stock and convertible preferred stock outstanding as of March 31, 2013 with a weighted-average exercise price of $3.45 per share, assuming an initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, as more fully described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock;”

•

2,417,016 shares reserved for issuance under our 2005 Stock Incentive Plan as of March 31, 2013, which shares will become available for future issuance under our 2013 Equity Incentive Plan in connection with this offering; and

•

                    additional shares of common stock to be reserved for issuance under our 2013 Equity Incentive Plan and                    shares of common stock to be reserved for future issuance under our 2013 Employee Stock Purchase Plan, which plans will become effective in connection with this offering and contain provisions that will automatically increase their share reserves each year, as more fully described in “Executive Compensation–Employee Benefit Plans.”

Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock

Our Series D, Series E and Series F convertible preferred stock were originally issued for $8.7654, $9.849 and $8.00 per share, respectively. The ratio at which each share of these series of convertible preferred stock automatically converts into shares of our common stock in connection with this offering is such original issue price divided by a conversion price determined by a formula (currently, $8.7418, $9.849 and $8.00 per share, respectively). The terms of our Series D, Series E and Series F convertible preferred stock provide that the conversion ratio will increase if the initial public offering price is below $17.5308, $17.23575 and $8.00 per share, respectively. If the initial public offering price is below the indicated threshold price for such a series of convertible preferred stock, the conversion ratio will be adjusted to the price obtained by multiplying (i) the conversion price by (ii) the quotient obtained by dividing (a) the initial public offering price by (b) the conversion threshold price. See “Description of Capital Stock—Special Conversion Adjustments for Convertible Preferred Stock.”

Additionally, if the special conversion adjustments for the Series D or Series E convertible preferred stock are triggered, under our Designated IPO Equity Incentive Plan, or Designated IPO Plan, we will issue to certain of our officers and consultants additional stock options and RSUs to acquire shares of our common stock to offset the change in ownership percentage following this offering. For additional information regarding these awards and the Designated IPO Plan, see “Executive Compensation—Employee Benefit Plans—Designated IPO Equity Incentive Plan.”

The number of shares of common stock issued and outstanding pro forma and pro forma as adjusted in the table above is based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The table below shows the effect of the special conversion adjustments of the Series D, Series E and Series F convertible preferred stock and the related additional equity awards granted under the Designated IPO Plan at various initial public offering prices (i.e., the increase in number of shares of common stock issued and outstanding pro forma and pro forma as adjusted in the table above). The initial public offering prices shown in the table below are hypothetical and illustrative.

IPO Price Per Share	Increase in Number of Shares Issued upon Conversion of Series D Convertible Preferred Stock	Increase in Number of Shares Issued upon Conversion of Series E Convertible Preferred Stock	Increase in Number of Shares Issued upon Conversion of Series F Convertible Preferred Stock	Total Increase in Number of Shares Issued upon Conversion of All Convertible Preferred Stock (Net Total)	Increase in Number of Shares Issuable Upon Exercise or Settlement of Awards Issued Pursuant to Designated IPO Equity Incentive Program
$18.00	—	—	—	—	—
$17.00	203,590	133,762	—	337,352	41,303
$16.00	623,839	744,975	—	1,368,814	167,589
$15.00	1,100,121	1,437,683	—	2,537,804	310,713
$14.00	1,644,444	2,229,350	—	3,873,794	474,284
$13.00	2,272,509	3,142,812	—	5,415,321	663,019
$12.00	3,005,251	4,208,517	—	7,213,768	883,210
$11.00	3,871,219	5,467,986	—	9,339,205	1,143,435
$10.00	4,910,380	6,979,350	—	11,889,730	1,455,706
$ 9.00	6,180,467	8,826,572	—	15,007,039	1,837,371
$ 8.00	7,768,074	11,135,600	—	18,903,674	2,314,451
$ 7.00	9,809,285	14,104,350	446,132	24,359,767	2,927,841

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock after this offering. As of March 31, 2013, our pro forma net tangible book value was approximately $         million, or $         per share, based upon                      shares outstanding as of this date. Our pro forma net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities divided by the total number of shares of our common stock outstanding as of March 31, 2013, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the completion of this offering.

After giving effect to our sale of                    shares of common stock in our initial public offering at an assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $        million, or $        per share of common stock. This represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2013(1)	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in our initial public offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

(1)	The number of shares of our common stock to be issued upon the automatic conversion of all outstanding shares of our Series D, Series E and Series F convertible preferred stock depends in part on the initial public offering price of our common stock. The number of shares issued and outstanding pro forma and pro forma as adjusted assume that our convertible preferred stock converts into shares of common stock based on an initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus. See “—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock” below.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $        per share and the dilution in pro forma as adjusted net tangible book value to investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering to cover over-allotments, if any, the pro forma net tangible book value per share after giving effect to this offering would be $        per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $        per share.

The following table summarizes, as of March 31, 2013, the differences between the number of shares of our common stock purchased from us, after giving effect to the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in our initial public offering at the assumed initial public offering price of the common stock of $            per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except percentages)
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The tables and discussion above exclude the following shares:

•	19,404,642 shares issuable upon the exercise of stock options outstanding as of March 31, 2013 with a weighted-average exercise price of $4.39 per share;

•	1,362,900 shares issuable upon the exercise of stock options granted after March 31, 2013 with an exercise price of $5.61 per share;

•	1,976,826 shares of common stock subject to restricted stock units outstanding as of March 31, 2013;

•

an estimated                      shares issuable upon the exercise of stock options, and                      shares subject to RSUs, to be granted under our Designated IPO Equity Incentive Program, assuming an initial offering price of $         per share, the midpoint of the range on the cover of this prospectus, as more fully described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock;”

•

an estimated                      shares of common stock issuable upon the exercise of warrants to purchase common stock and convertible preferred stock outstanding as of March 31, 2013 with a weighted-average exercise price of $3.45 per share, assuming an initial offering price of $         per share, the midpoint of the range on the cover of this prospectus, as more fully described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock;”

•

2,417,016 shares reserved for issuance under our 2005 Stock Incentive Plan as of March 31, 2013, which shares will become available for future issuance under our 2013 Equity Incentive Plan in connection with this offering; and

•

                     additional shares of common stock to be reserved for issuance under our 2013 Equity Incentive Plan and                    shares of common stock to be reserved for future issuance under our 2013 Employee Stock Purchase Plan, which plans will become effective in connection with this offering and contain provisions that will automatically increase their share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock

Our Series D, Series E and Series F convertible preferred stock were originally issued for $8.7654, $9.849 and $8.00 per share, respectively. The ratio at which each share of these series of convertible preferred stock automatically converts into shares of our common stock in connection with this offering is such original issue price divided by a conversion price determined by a formula (currently, $8.7418, $9.849 and $8.00 per share, respectively). The terms of our Series D, Series E and Series F convertible preferred stock provide that the conversion ratio will increase if the initial public offering price is below $17.5308, $17.23575 and $8.00 per share, respectively. If the initial public offering price is below the indicated threshold price for such a series of convertible preferred stock, the conversion ratio will be adjusted to the price obtained by multiplying (i) the conversion price by (ii) the quotient obtained by dividing (a) the initial public offering price by (b) the conversion threshold price. See “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock” and “Description of Capital Stock—Special Conversion Adjustments for Convertible Preferred Stock.”

The table below shows the effect of the special conversion adjustments for the Series D, Series E and Series F convertible preferred stock at various initial public offering prices on our tangible book value and the dilution to new investors. The initial public offering prices shown in the table below are hypothetical and illustrative.

	As of March 31, 2013
IPO Price Per Share	Pro Forma Net Tangible Book Value Per Share	Pro Forma As Adjusted Net Tangible Book Value Per Share	Dilution Per Share of Common Stock to New Investors in This Offering
$18.00	$0.88
$17.00	$0.87
$16.00	$0.86
$15.00	$0.85
$14.00	$0.84
$13.00	$0.82
$12.00	$0.80
$11.00	$0.79
$10.00	$0.76
$ 9.00	$0.74
$ 8.00	$0.71
$ 7.00	$0.67

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following selected consolidated statements of operations data for the three months ended March 31, 2012 and 2013, and the consolidated balance sheet data as of March 31, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have derived the following selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and consolidated balance sheet data as of December 31, 2008, 2009 and 2010 from our audited consolidated financial statements not included in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustment that we consider necessary for a fair presentation of this data. Our historical results are not necessarily indicative of our results to be expected in any future period and our unaudited interim results for the three months ended March 31, 2013 are not necessarily indicative of results to be expected for the full year or for any other period. The selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands, except per share amounts)
						(unaudited)
Consolidated Statements of Operations Data:
Net revenues	$7,606	$47,834	$148,922	$172,018	$213,334	$48,533	$61,015
Cost of revenues(1)	5,433	39,022	114,215	127,012	145,669	41,043	49,454

Gross profit	2,173	8,812	34,707	45,006	67,665	7,490	11,561
Operating expenses(1):
Technology and development	1,394	7,850	18,885	29,591	39,315	9,079	9,553
Sales and marketing	1,628	8,512	24,422	28,400	51,082	16,253	13,748
General and administrative	1,977	7,591	15,362	20,328	25,117	5,751	6,709
Loss (gain) on liquidation of textbooks	(81)	1,189	(371)	2,785	(2,594)	(797)	(2,279)

Total operating expenses	4,918	25,142	58,298	81,104	112,920	30,286	27,731

Loss from operations	(2,745)	(16,330)	(23,591)	(36,098)	(45,255)	(22,796)	(16,170)
Interest and other expense, net:
Interest expense, net	(117)	(1,300)	(5,801)	(3,558)	(4,393)	(709)	(1,173)
Other income (expense), net	(28)	(5,973)	1,740	1,855	634	227	(297)

Total interest and other expense, net	(145)	(7,273)	(4,061)	(1,703)	(3,759)	(482)	(1,470)

Loss before provision (benefit) for income taxes	(2,890)	(23,603)	(27,652)	(37,801)	(49,014)	(23,278)	(17,640)
Provision (benefit) for income taxes	1	47	(1,672)	(200)	29	178	185

Net loss	$(2,891)	$(23,650)	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)

Net loss per share, basic and diluted	$(0.38)	$(2.42)	$(2.49)	$(2.97)	$(2.92)	$(1.44)	$(0.99)

Weighted-average shares used to compute net loss per share, basic and diluted	7,652	9,789	10,431	12,679	16,775	16,329	18,047

Pro forma net loss per share, basic and diluted (unaudited)(2)					$(0.61)		$(0.21)

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)					80,546		82,855

Other Financial Data (in thousands):

Textbook library depreciation expense			$53,865	$56,142	$57,177	$14,192	$16,467
Purchases of textbooks(3)			$131,813	$74,094	$104,518	$31,955	$33,488
Textbook library, net (as of period end)			$100,007	$78,636	$88,487	$81,154	$92,079
Non-GAAP Financial Measures (unaudited) (in thousands)(4):
EBITDA			$33,187	$27,743	$23,352	$(5,801)	$2,924
Adjusted EBITDA			$40,242	$39,019	$41,374	$(1,901)	$7,371

(footnotes appear on following page)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
						(unaudited)
Cost of revenues	$4	$277	$1,080	$537	$542	$127	$154
Technology and development	7	455	2,814	3,840	7,657	1,688	1,614
Sales and marketing	2	121	88	3,062	5,164	1,255	1,049
General and administrative	29	1,648	4,183	5,692	4,682	1,057	1,333

Total stock-based compensation expense	$42	$2,501	$8,165	$13,131	$18,045	$4,127	$4,150

(2)	Unaudited pro forma net loss per share for the year ended December 31, 2012 and the three months ended March 31, 2013 have been computed to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock and the reclassification of the convertible preferred stock warrant liability to additional paid-in capital as though the conversion and reclassification had occurred as of the beginning of the period or the original date of issuance, if later. In addition, we granted restricted stock units, or RSUs, that vest upon satisfaction of both a time-based service component and a performance condition, which condition is satisfied upon the occurrence of a qualifying event, including the lapse of six months following the effective date of this offering. The stock-based compensation expense associated with these RSUs will be recognized, to the extent the service component has been satisfied, upon the completion of this offering. The pro forma share amounts as of December 31, 2012 and March 31, 2013 give effect to RSUs that have satisfied the service component as of December 31, 2012 and March 31, 2013, respectively. Stock-based compensation expense associated with these RSUs is excluded from this pro forma presentation. If the qualifying event had occurred on December 31, 2012 or March 31, 2013, we would have recorded $9.3 million or $10.6 million, respectively, of stock-based compensation expense on that date related to these RSUs, net of an associated tax effect of $ million or $ million, respectively, assuming no adjustment to the conversion rate of the Series D and Series E convertible preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Certain Accounting Effects Resulting from this Offering” for additional information regarding these RSUs. See Note 2 to our consolidated financial statements for more information on our calculation of pro forma net loss per share.

(3)	Purchases of textbooks consists of textbooks that we purchase for rental purposes.

(4)	See “—Non-GAAP Financial Measures” below for more information and a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

	December 31,					March 31,
	2008	2009	2010	2011	2012	2013
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,499	$46,878	$70,529	$34,607	$21,030	$30,294
Textbook library, net	8,146	44,951	100,007	78,636	88,487	92,079
Total assets	33,492	101,182	210,751	196,333	196,367	208,849
Deferred revenue	738	4,461	6,930	12,513	20,032	48,746
Debt obligations, current and noncurrent	3,266	17,563	29,218	20,500	19,386	19,568
Preferred stock warrant liabilities	66	8,923	7,768	5,913	6,627	7,028
Convertible preferred stock	33,635	89,304	182,218	182,218	207,201	207,201
Common stock and additional paid-in capital	75	2,946	17,832	48,328	63,088	67,606
Total stockholders’ deficit	(5,908)	(33,695)	(44,789)	(51,894)	(86,127)	(99,463)

Non-GAAP Financial Measures

We believe that our results of operations under generally accepted accounting principles in the United States, or U.S. GAAP, when considered in isolation, may only provide limited insight into the performance of our business in any given period. As a result, we manage our business, make planning decisions, evaluate our performance and allocate resources by assessing non-GAAP measures such as earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA, in addition to other financial measures presented in accordance with U.S. GAAP. Adjusted EBITDA excludes stock-based compensation expense, and other income (expense), net, which includes the revaluation of our preferred stock warrants, and impairment charges. When evaluating our financial results and making decisions on our operations, our management team does not consider stock-based compensation charges, other income (expense), net, or impairment charges. We believe that these non-GAAP measures offer valuable supplemental information regarding the performance of our business when compared to prior periods and will help investors better understand the profitability trends and cash flow characteristics of our business. These non-GAAP measures should not be considered in isolation from, are not a substitute for, and do not purport to be an alternative to, net revenues, cost of revenues, gross profit, net loss or any other performance measure derived in accordance with U.S. GAAP. In particular, our non-GAAP measures do not reflect the depreciation of our textbook library, in which we make substantial ongoing investments.

The non-GAAP financial measures set forth below for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements and the non-GAAP financial measures for the three months ended March 31, 2012 and 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most comparable U.S. GAAP measure, for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Net loss	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)
Interest expense, net	5,801	3,558	4,393	709	1,173
Provision (benefit) for income taxes	(1,672)	(200)	29	178	185
Textbook library depreciation expense	53,865	56,142	57,177	14,192	16,467
Other depreciation and amortization	1,803	5,844	10,796	2,576	2,924

EBITDA	33,817	27,743	23,352	(5,801)	2,924

Stock-based compensation expense	8,165	13,131	18,045	4,127	4,150
Other (income) expense, net	(1,740)	(1,855)	(634)	(227)	297
Impairment of intangible assets	—	—	611	—	—

Adjusted EBITDA	$40,242	$39,019	$41,374	$(1,901)	$7,371

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Chegg is the leading student-first connected learning platform, empowering students to take control of their education to save time, save money and get smarter. We are driven by our passion to help students become active consumers in the educational process. Our integrated platform, which we call the Student Hub, offers products and services that students need throughout the college lifecycle, from choosing a college through graduation and beyond. Our Student Graph builds on the information generated through students’ and other participants’ use of our platform to increasingly enrich the experience for participants as it grows in scale and power the Student Hub. By helping students learn more in less time and at a lower cost, we help them improve the overall return on investment in education. In 2012, more than five million students used our platform.

We have approximately 180,000 unique titles in our print textbook library available for rent. The 180,000 unique titles in our textbook library are mostly current editions, but may also include older editions as there is typically an adoption curve for new editions as some professors continue to teach classes using older editions and students continue to rent or buy those editions for those classes. We also offer more than 100,000 eTextbook titles. We have the ability to fulfill 90% of the textbook searches that students perform on our website. On a subscription basis, we offer students our Homework Help service, which helps students solve problems and master challenging concepts on their own. We also offer free services to students, such as helping high school students find colleges and scholarship opportunities and helping college students decide which courses to take and find supplemental materials. These and other free services we offer are designed to round out the Student Hub as a one-stop destination for critical student needs. In 2012, we rented or sold over four million print textbooks and eTextbooks and approximately 320,000 students subscribed to our proprietary Homework Help service. We now reach approximately 30% of all college students and serve approximately 40% of all college-bound high school seniors in the United States. We intend to expand our user base to reach students beyond college, including graduate and professional school students and other lifelong learners.

We partner with other key constituents in the education ecosystem, such as educators, publishers and other content providers, colleges and brands, to provide a comprehensive, student-first connected learning platform. We currently source print textbooks, eTextbooks and supplemental materials directly or indirectly from major academic publishers in the United States, including Pearson, Cengage Learning, McGraw Hill, Wiley and MacMillan. We are working to become the digital distribution platform of choice for these publishers. We also partner with approximately 750 colleges in the United States to help them achieve greater efficiency in student recruiting by offering connections to interested students. We offer leading brands, such as Adobe, Microsoft and Red Bull, compelling marketing solutions for reaching the college demographic.

Our digital platform is experiencing rapid growth. In 2010, 2011 and 2012, we generated net revenues of $148.9 million, $172.0 million and $213.3 million, respectively. During the same periods, we had net losses of $26.0 million, $37.6 million and $49.0 million, respectively. During the three months ended March 31, 2012 and 2013, we generated net revenues of $48.5 million and $61.0 million, respectively, and net losses of $23.5 million and $17.8 million, respectively. We plan to continue to invest in the long-term growth of the company, particularly further investment in the technology that powers the Student Hub and the Student Graph and in the development of products and services that serve students. As a result of our investment philosophy, we do not expect to be profitable on a generally accepted accounting principles in the United States, or U.S. GAAP, basis in the near term.

Our strategy for achieving and maintaining profitability is centered upon our ability to expand the number of students using our products and services and increase student engagement with our connected learning platform. For the foreseeable future we expect to continue to invest in our print textbook business as a means of expanding student acquisition and generating operating cash flow. To deepen student engagement we will continue to invest in the expansion of our non-print products and services to provide a more compelling and personalized solution. We believe this expanded and deeper penetration of the student demographic will allow us to drive growth in our enrollment and brand marketing services. In addition, we believe that the investments we have made to achieve our current scale will allow us to drive increased operating margins over time that, together with increased contributions of higher margin non-print products and services, will enable us to accomplish profitability and become cash-flow positive for the long-term. Our ability to accomplish these long-term objectives is subject to numerous risks and uncertainties, including our ability to attract, retain and increasingly engage the student population, intense competition in our markets, the ability to achieve sufficient contributions from our non-print products and services and other factors described in greater detail in “Risk Factors.”

Our Print Textbook Business

We were founded in 2005 to help students reduce the cost of college and we launched our online print textbook rental business in 2007. We saw that outside of tuition, fees, room and board, print textbooks are one of the most burdensome costs of higher education, and we worked to develop a sustainable business model that could solve this problem for students. Our core idea was to purchase textbooks, rent them to students for the academic term at a substantial discount from list price to attract volume and realize return on our investment by renting the same book over multiple academic terms.

We began to achieve substantial scale in 2010 when net revenues more than tripled compared to the prior year. Leveraging the business intelligence we gained from operating at scale, in 2011, we reduced our rental catalog to include only those titles with sufficient demand to support our economic model, contributing to the reduced revenue growth rate during the year. At the same time, in order to continue to offer students a comprehensive textbook selection at a substantial savings compared to retail prices available from other vendors, we made print textbooks lacking sufficient demand to support the rental model available for purchase on our website at a slight mark-up to our cost. This had the effect of shifting textbooks with a lower acquisition cost or lower demand from our rental catalog to our sales catalog. We also increasingly use our website to liquidate textbooks from our textbook library, which allows us to generate greater recovery on our textbooks compared to bulk liquidations, while at the same time providing students substantial savings over the retail price of a new book. We source both new and used print textbooks for rental or resale from wholesalers, publishers and students. Purchasing used textbooks allows us to reduce the investments necessary to maintain our textbook library while at the same time attracting students to our website by offering them more for their textbooks than they generally could get by selling back through the campus bookstore. Through these refinements to our model, we have achieved greater overall efficiency, enabling us to lower our per unit rental rates, which has driven acceleration of revenue growth and, to a greater extent, print textbook unit volumes beginning in 2012.

Our print textbook rental business is highly capital intensive. While we generate positive cash flows from operations, this has been more than offset by the cash we use for our investing activities, primarily due to the purchase of print textbooks. We capitalize the investment in our textbook library and record depreciation expense in cost of revenues over its useful life using an estimated liquidation value. In 2012 and the three months ended March 31, 2013, our investment in print textbooks, net of proceeds from textbook liquidation, was $70.4 million and $19.2 million, respectively. On an operating basis, we generated Adjusted EBITDA of $41.4 million in 2012 and $7.4 million during the three months ended March 31, 2013, across all products and services. By its nature, Adjusted EBITDA excludes textbook library depreciation, which was $57.2 million in 2012 and $16.5 million during the three months ended March 31, 2013. For a discussion of our non-GAAP financial measures, how we use them and their limitations, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Non-print Products and Services Business

Building on the rapid adoption and high engagement of students with our print textbook offerings, in 2010 we set out to offer digital content and solutions and create our student-first connected learning platform to address other critical aspects of the education process. With the advent of eTextbooks, we developed a web-based, multiplatform eTextbook Reader, and offer eTextbooks and supplemental materials from approximately 80 publishers both as a rental-equivalent solution and for free for students awaiting the arrival of their print textbook rental. In the fourth quarter of 2010, we purchased Cramster, a company that provided online homework help for college students. We further developed the offerings of Cramster to create our Homework Help service, which we fully integrated into our platform in the second quarter of 2012. In the fourth quarter of 2011, we purchased Zinch, a company offering college admissions and scholarship services to students and enrollment marketing services to colleges. We have continued to offer these services through Zinch.com and expect to complete our integration of Zinch.com into Chegg.com in 2014. In addition, we offer enrollment marketing services to colleges, allowing them to reach interested college-bound high school students that use our College Admissions and Scholarship Services. We also work with leading brands, such as Adobe, Microsoft and Red Bull, to provide students with discounts, promotions and other products that delight them. For example, for Red Bull, we inserted a free can of Red Bull in select textbook rental shipments to students, and Hulu paid us to include a package insert offering students a free one-month subscription to Hulu Plus. All of our brand advertising services and the discounts, promotions and other products provided to students are paid for by the brands.

For non-print products and services, students typically pay to access eTextbooks for the academic term or subscribe for other services such as Homework Help on a monthly or annual basis, while colleges subscribe to our enrollment marketing services and brands pay us depending on the nature of the campaign. While none of these offerings individually has amounted to more than 10% of our net revenues to date, in the aggregate these offerings amounted to 13% of net revenues in 2012 and 18% of net revenues during the three months ended March 31, 2013, up from less than 1% in 2010.

Seasonality of Our Business

A substantial majority of our revenue is recognized ratably over the term the student rents our textbooks or has access to our non-print products and services. This generally results in our highest revenue in the fourth quarter as it reflects more days of the academic year, and our lowest revenue in the second quarter as colleges conclude their academic year for summer and there are fewer days of rentals. The variable expenses associated with our shipments of textbooks are highest in the first and third quarters as shipping and other fulfillment costs are expensed when incurred, generally at the beginning of academic terms. As a result of these factors, the most concentrated periods for our revenue and expenses do not necessarily coincide, and comparisons of our quarterly operating results on a sequential basis may not provide meaningful insight into our overall financial performance. For additional information, see “—Quarterly Results of Operations Data.”

Components of Results of Operations

Net Revenues

We derive our revenue from the rental or sale of print textbooks and from non-print products and services, net of allowances for refunds or charge backs from our payment processors, who process payments from credit cards, debit cards and PayPal.

We primarily generate revenue from the rental of print textbooks and to a lesser extent, through the sales of print textbooks through our website purchased by us on a just-in-time basis. Rental revenue is recognized ratably over the term of the rental period, generally two to five months. Revenue from selling textbooks on a just-in-time basis is recognized upon shipment and has comprised less than 4% of our consolidated revenues on average over the three years ended December 31, 2012. Our customers pay for the rental and sale of print textbooks on our website primarily by credit card, resulting in immediate settlement of our accounts receivable. Net revenues from the rental or sale of print textbooks represented 100%, 93% and 87% of our net revenues in 2010, 2011 and 2012, respectively, and 90% and 82% of our net revenues during the three months ended March 31, 2012 and 2013, respectively.

We also generate revenue from non-print products and services that include eTextbooks, supplemental materials and our Homework Help service that we offer to students, enrollment marketing services that we offer to colleges and advertising services that we offer to brands. Non-print products and services are offered to students through monthly or annual subscriptions, and we recognize revenue ratably over the subscription period. We generally offer subscriptions to our Homework Help service for $14.95 per month and $74.95 per year, but may change our pricing for this service in the future. As with the revenue from print textbooks rentals, revenue from eTextbooks is recognized ratably over the contractual period, generally two to five months, or at time of the sale, and our customers pay for these services through payment processors, resulting in immediate settlement of our accounts receivable. For additional information about these products and services and other services that we offer to students for free, such as our Courses Service and College Admissions and Scholarship Services, see “Business—The Student Hub.”

Marketing services include enrollment marketing services and brand advertising, which we offer either on a subscription or on an a la carte basis. Enrollment marketing services connect colleges and graduate schools with students seeking admission or scholarship opportunities at these institutions. Brand advertising offers brands unique ways to connect with students. Revenue is recognized ratably or as earned over the subscription service period, generally one year. Revenue from enrollment marketing services or brand advertising delivered on an a la carte basis, without a subscription, is recognized when delivery of the respective lead or service has occurred. For these services, we bill the customer at the inception, over the term of the customer arrangement or as the services are performed. Upon satisfactory assessment of creditworthiness, we generally grant credit to our enrollment marketing services and brand advertising customers with normal credit terms, typically 30 days.

Deferred revenue primarily consists of advance payments from students related to rentals and subscriptions that have not been recognized and marketing services that have yet to be performed. Deferred revenue is recognized as revenue ratably over the term or when the services are provided and all other revenue recognition criteria have been met.

Cost of Revenues

Our cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services. Cost of revenues related to print textbooks include textbook depreciation expense, shipping and other fulfillment costs, the cost of textbooks sold, payment processing costs, write-offs and allowances related to the textbook library, and all expenses associated with our distribution and customer service centers, including personnel and warehousing costs. The cost of textbooks sold, shipping and other fulfillment costs and payment processing expenses are recognized upon shipment, while textbook depreciation is recognized under an accelerated method over the life of the textbook. We believe this method most accurately reflects the actual pattern of decline in the economic value of the assets, resulting in higher costs earlier in the textbook lifecycle. Changes in our cost of revenues may be disproportionate to changes in our revenue because unrecoverable costs, such as outbound shipping and other fulfillment and payment processing fees, are expensed in the period they are incurred while revenue is recognized ratably over the rental term. This effect is particularly pronounced in the first and third quarters at the beginning of academic terms. As a result, we could experience a quarter in which our cost of revenues exceeds our revenue for the period as we experienced in the third quarter of 2011.

Cost of revenues related to non-print products and services, in which we also group eTextbooks, consist primarily of the depreciation of our eTextbook Reader software, publisher content fees for eTextbooks, content amortization expense related to content that we develop or license, including publisher agreements for which we pay one-time license fees for published content, enrollment marketing services leads purchased from third-party suppliers to fulfill leads that we are unable to fulfill through our internal database, personnel costs and other direct costs related to providing content or services. In addition, cost of revenues includes allocated information technology and facilities costs. Changes in our cost of revenues related to non-print products and services may be disproportionate to changes in our revenue because the publisher fees for eTextbooks are expensed in the period in which such costs are incurred, while the associated revenue may be deferred and recognized ratably over a future period.

Margins on non-print products and services are generally higher than margins on the rental or sale of print textbooks. However, we experience substantially lower margins with eTextbook transactions than we do with other non-print products and services. Overall, we anticipate that to the extent non-print products and services revenue grows, our gross margins will generally improve over time.

Operating Expenses

We classify our operating expense into four categories: technology and development, sales and marketing, general and administrative and loss (gain) on liquidation of textbooks. One of the most significant components of our operating expenses is employee-related costs, which include stock-based compensation expenses. We expect to continue to hire new employees in order to support our anticipated growth and meet our obligations as a public company. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. Our costs and expenses contain information technology expenses and facilities expenses such as webhosting, depreciation on our infrastructure systems, our headquarters lease expense and the employee-related costs for information technology support staff. We allocate these costs to each expense category, including cost of revenues, technology and development, sales and marketing and general and administrative. The allocation is primarily based on the headcount in each group at the end of a period. As our business grows, we expect our operating expenses will increase over time to expand capacity and sustain our workforce.

Technology and Development

Our technology and development expenses consist of salaries, benefits and stock-based compensation for employees in our product and web design, engineering and technical teams who are responsible for maintaining our website, developing new products and improving existing products. Technology and development costs also include amortization of acquired intangible assets, webhosting costs, third-party development costs, and allocated information technology and facilities expenses. We expense substantially all of our technology and development expenses as they are incurred. In the past two years, our expenses have increased to support new products and services as well as to expand our infrastructure capabilities to support back-end processes associated with our revenue transactions and internal systems used to manage our textbook library. We intend to continue making significant investments in developing new products and services and enhancing the functionality of existing products and services.

Sales and Marketing

Our sales and marketing expenses consist of user and advertiser-facing marketing and promotional expenditures through a number of targeted online marketing channels, sponsored search, display advertising, email marketing campaigns and other initiatives. We incur salaries, benefits and stock-based compensation expenses for our employees engaged in marketing, business development and sales and sales support functions required for enrollment marketing services, and amortization of acquired intangible assets and allocated information technology and facilities costs. Our marketing expenses are largely variable; and we tend to incur these in the first and third quarters of the year due to our efforts to target students at the beginning of academic terms. To the extent there is increased or decreased competition for these traffic sources, or to the extent our mix of these channels shifts, we would expect to see a corresponding change in our marketing expense. Sales and marketing expenses also include lead generation services and sales commissions for our enrollment marketing services and brand advertising. Sales and marketing expenses increased 80% in 2012 from 2011. A large portion of this increase was due to our acquisition of Zinch in October 2011 and the inclusion of a full year of Zinch operations in 2012 compared with only the fourth quarter in 2011.

General and Administrative

Our general and administrative expenses consist of salaries, benefits, and stock-based compensation for certain executives as well as our finance, legal, human resources, and other administrative employees. In addition, general and administrative expenses include outside consulting, legal and accounting services, provision for doubtful accounts and allocated information technology and facilities costs. In the future, we expect to incur additional costs related to operating as a public company including increased audit, legal, regulatory and other related fees.

Loss (Gain) on Liquidation of Textbooks

Loss (gain) on liquidation of textbooks consists of proceeds we receive from the sale of previously rented print textbooks, through our website or to wholesalers and other channels, offset by the net book value of such textbooks. Our loss (gain) on liquidation of textbooks is driven by several factors including age of the books liquidated, the volume of books liquidated at a given point in time, and the channel through which we liquidate. When the proceeds received exceed the net book value of the textbooks liquidated we record a gain on liquidation of textbooks.

Interest and Other Expense, Net

Interest and other expense, net consists primarily of interest expense on our debt obligations, changes in the fair value of our preferred stock warrants and interest income on our cash balances. We have historically invested our excess cash in money market accounts.

Provision (Benefit) for Income Taxes

Provision (benefit) for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. Due to the uncertainty as to the realization of the benefits of our domestic deferred tax assets, we have recorded a full valuation allowance against such assets.

We currently have federal and state net operating loss carryforwards of approximately $90.0 million and $30.8 million, respectively, which will begin to expire at various dates beginning in 2025 and 2014, respectively. The Internal Revenue Code provides limitations on our ability to utilize net operating loss carryforwards and tax credit carryforwards, after an ownership change, as defined in Section 382 of the Internal Revenue Code. California has similar rules that may limit our ability to utilize our state net operating loss carryforwards. If we were to experience an ownership change in the future, this could limit our use of our net operating loss carryforwards.

Certain Accounting and Tax Effects Resulting from this Offering

The completion of our initial public offering, or IPO, will result in certain accounting effects and cash tax payments related to restricted stock units, or RSUs, we granted. These RSUs vest upon satisfaction of both a time-based service component and a performance condition. The performance condition is satisfied upon the occurrence of a qualifying event, defined as a change of control or the lapse of six months following the effective date of this offering. Stock-based compensation expense associated with these RSUs in respect to the already-elapsed service period will be recognized upon the completion of this offering, which amount will also be reflected as an increase to additional paid-in capital with a resulting net increase to accumulated deficit. If our IPO had become effective on March 31, 2013, the stock-based compensation expense related to these RSUs recognized as a result of the offering would have been approximately $10.6 million, assuming no adjustment to the conversion rate of the Series D and Series E convertible preferred stock described below. Stock-based compensation expense related to the remaining service period will be recognized ratably as the time-based service requirement is met. Initial settlement of then-vested RSUs, which is when we deliver the actual shares of common stock, will occur upon satisfaction of the performance condition at the time of a qualifying event. At initial settlement, RSU holders generally will recognize taxable income based upon the value of the vested shares and we are required to withhold taxes on such value at applicable minimum statutory rates. We will withhold a number of shares on initial settlement equal to the value of the withholding tax obligation, and pay cash withholding taxes in the same amount. Assuming settlement occurs on          and the closing price of our stock that day equals $        , which is the midpoint of the estimated price range on the cover page of this prospectus, we estimate that an aggregate of approximately          million shares underlying these RSUs will settle, that          shares will actually be issued upon settlement and that our cash tax withholding obligation will be $        . Subject to applicable limitations, the income tax effects of the stock-based compensation will be reflected as an increase to deferred tax assets in our consolidated balance sheet, to reflect the anticipated future tax benefits upon settlement of the RSUs.

In addition, certain executives are eligible to receive anti-dilutive stock option and RSU grants pursuant to our Designated IPO Equity Incentive Program, or Designated IPO Program, such that if there is a conversion price adjustment to our Series D or Series E convertible preferred stock as a result of this offering, additional stock options and RSUs will be granted to these executives pursuant to a formula in the plan. The awards granted pursuant to the Designated IPO Program will vest on the same schedule as the equity awards previously granted to each executive, taken as a whole, including the vesting start date for such awards. Stock-based compensation expense associated with the vested portion of these awards will be recognized at the date of grant and stock-based compensation expense related to the unvested portion will be recognized ratably as the time-based service requirement is met. Assuming our initial public offering price is $        , which is the midpoint of the estimated price range on the cover page of this prospectus, these anti-dilution provisions would result in the grant of options to purchase an additional          shares of common stock and          RSUs and would have resulted in the recognition of an additional $         in stock-based compensation expense for the options and $         in stock-based compensation expense for the RSUs recognized upon completion of this offering had it occurred on March 31, 2013. In addition, based on the same assumptions regarding settlement set forth above, the additional RSUs would result in the settlement of an additional          RSUs on the settlement date, the issuance of an additional          shares of common stock at the settlement date and an additional $         cash payment for withholding taxes. For additional information on the Series D and Series E convertible preferred stock and our Designated IPO Program, see “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock” and “Executive Compensation—Employee Benefit Plans—Designated IPO Equity Incentive Plan.”

Results of Operations

The following table summarizes our historical consolidated statements of operations:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Net revenues	$148,922	$172,018	$213,334	$48,533	$61,015
Cost of revenues(1)	114,215	127,012	145,669	41,043	49,454

Gross profit	34,707	45,006	67,665	7,490	11,561

Operating expenses(1):
Technology and development	18,885	29,591	39,315	9,079	9,553
Sales and marketing	24,422	28,400	51,082	16,253	13,748
General and administrative	15,362	20,328	25,117	5,751	6,709
Loss (gain) on liquidation of textbooks	(371)	2,785	(2,594)	(797)	(2,279)

Total operating expenses	58,298	81,104	112,920	30,286	27,731

Loss from operations	(23,591)	(36,098)	(45,255)	(22,796)	(16,170)

Interest and other expense, net	(4,061)	(1,703)	(3,759)	(482)	(1,470)

Loss before provision (benefit) for income taxes	(27,652)	(37,801)	(49,014)	(23,278)	(17,640)
Provision (benefit) for income taxes	(1,672)	(200)	29	178	185

Net loss	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)

(1) Includes stock-based compensation expense as follows:
Cost of revenues	$1,080	$537	$542	$127	$154
Technology and development	2,814	3,840	7,657	1,688	1,614
Sales and marketing	88	3,062	5,164	1,255	1,049
General and administrative	4,183	5,692	4,682	1,057	1,333

Total stock-based compensation expense	$8,165	$13,131	$18,045	$4,127	$4,150

The following table summarizes our historical consolidated statements of operations data as a percentage of net revenues for the periods shown:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Net revenues	100%	100%	100%	100%	100%
Cost of revenues	77	74	68	85	81

Gross profit	23	26	32	15	19
Operating expenses:
Technology and development	13	17	18	19	16
Sales and marketing	16	16	24	33	23
General and administrative	10	12	12	12	11
Loss (gain) on liquidation of textbooks	—	2	(1)	(2)	(4)

Total operating expenses	39	47	53	62	46

Loss from operations	(16)	(21)	(21)	(47)	(27)
Interest and other expense, net	(2)	(1)	(2)	(1)	(2)

Loss before provision (benefit) for income taxes	(18)	(22)	(23)	(48)	(29)
Provision (benefit) for income taxes	(1)	—	—	—	—

Net loss	(17)%	(22)%	(23)%	(48)%	(29)%

Three Months Ended March 31, 2012 and 2013

Net Revenues

The following table sets forth our net revenues for the periods shown, in addition to detail of print textbooks and non-print products and services:

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(dollars in thousands)
Print textbooks	$43,669	$50,295	$6,626	15%
Non-print products and services	4,864	10,720	5,856	120

Net revenues	$48,533	$61,015	$12,482	26%

Net revenues during the three months ended March 31, 2013 increased $12.5 million, or 26%, compared to the same period in 2012. The increase in net revenues was due primarily to a 15% increase in print textbook rental volumes. Non-print products and services represented 10% of net revenues during the three months ended March 31, 2012 and 18% of net revenues during the three months ended March 31, 2013, increasing by 120% during 2013 due to the growth in our enrollment marketing services as we reach more universities, an increase in eTextbook volumes and growth in new subscriptions for our Homework Help service. We anticipate that our non-print products and services revenue will continue to grow at a rate greater than our overall revenue growth in future periods.

Cost of Revenues

The following table sets forth our cost of revenues for the periods shown:

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(dollars in thousands)
Cost of revenues(1)	$41,043	$49,454	$8,411	20%
(1) Includes stock-based compensation expense of:	$127	$154	$27	21%

Cost of revenues during the three months ended March 31, 2013 increased $8.4 million, or 20%, compared to the same period in 2012. The increase was primarily due to an increase in order fulfillment costs, including payment processing fees of $3.2 million, textbook depreciation of $2.3 million and cost of digital content of $1.0 million. The increase in order fulfillment costs, and in particular eTextbook fees and payment processing fees, is directly attributable to the increase in textbook unit volumes during the first quarter of 2013 compared to the first quarter of 2012. Textbook depreciation increased primarily due to the expansion of our textbook library. The cost of digital content increased during the period due to our expansion of digital content solutions made available to students. In addition, we experienced an increase in the cost of the textbooks purchased on a just-in-time basis of approximately $0.8 million, which was primarily driven by an increase in the number of the units sold, and increased costs of approximately $0.5 million associated with hiring temporary personnel to assist with higher transaction and textbook volumes during the three months ended March 31, 2013 compared to the same period in 2012. Cost of revenues as a percentage of net revenues decreased to 81% for the three months ended March 31, 2013 from 85% during the same period in 2012, primarily due to the increase in our net revenues from higher margin non-print products and services.

Operating Expenses

The following table sets forth our operating expenses for the periods shown:

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(dollars in thousands)
Technology and development(1)	$9,079	$9,553	$474	5%
Sales and marketing(1)	16,253	13,748	(2,505)	(15)
General and administrative(1)	5,751	6,709	958	17
Loss (gain) on liquidation of textbooks	(797)	(2,279)	(1,482)	186

	$30,286	$27,731	$(2,555)	(8)%

(1) Includes stock-based compensation expense of:
Technology and development	$1,688	$1,614	$(74)	(4)%
Sales and marketing	1,255	1,049	(206)	(16)
General and administrative	1,057	1,333	276	26

Stock-based compensation expense	$4,000	$3,996	$(4)	—%

Technology and Development

Technology and development expenses during the three months ended March 31, 2013 increased $0.5 million, or 5%, compared to the same period in 2012. Technology and development as a percentage of net revenues decreased to 16% of net revenues in the three months ended March 31, 2013 compared to 19% of net revenues during the three months ended March 31, 2012. The increase in absolute dollars was due to an increase in employee-related compensation and benefits of approximately $1.1 million, primarily driven by increased payroll for new employees hired during the latter part of 2012 as we invested to improve our product offerings. This increase was partially offset by a decrease in outside services of $0.3 million as a result of hiring full-time employees. Amortization of intangible assets decreased $0.3 million due to certain intangible assets becoming fully amortized or impaired during 2012.

Sales and Marketing

Sales and marketing expenses during the three months ended March 31, 2013 decreased $2.5 million, or 15%, compared to the same period in 2012. Sales and marketing expenses as a percentage of net revenues decreased to 23% during the three months ended March 31, 2013 compared to 33% of net revenues during the three months ended March 31, 2012. The decrease in absolute dollars and as a percentage of net revenues was primarily attributable to a decrease in advertising and marketing expenses as a result of improved performance of search engine optimization and increased direct traffic resulting in decreased reliance on paid advertising, which were outperforming paid search advertising primarily utilized during the three months ended March 31, 2012. This decrease was partially offset by an increase in employee-related compensation and benefits of $0.9 million, primarily due to increased headcount as of March 31, 2013 compared to March 31, 2012, as we expanded our sales staff supporting our enrollment marketing services and brand advertising services.

General and Administrative

General and administrative expenses during the three months ended March 31, 2013 increased $1.0 million, or 17%, compared to the same period in 2012. General and administrative expenses as a percentage of net revenues decreased to 11% of net revenues in the three months ended March 31, 2013 compared to 12% of net revenues during the three months ended March 31, 2012. The increase in absolute dollars was primarily due to $0.4 million related to a legal settlement offer. Employee-related compensation and benefits increased $0.2 million driven by the expansion of capabilities in our organization to support public company readiness. In addition, stock-based compensation expense increased by $0.3 million during the three months ended March 31, 2013 due to an entire period of expense associated with grants made during the latter half of 2012.

Excluding the effects of stock-based compensation, we expect our operating expenses in the future to increase in absolute dollars, as we invest in developing and improving our platform, support our marketing initiatives, and incur additional costs related to operating as a public company, including increased audit, legal, regulatory and other related fees. In addition, we expect stock-based compensation expenses to increase across all operating expense categories in connection with the vesting of RSUs for which stock-based compensation expense will be triggered upon the completion of this offering. See “—Certain Accounting Effects Resulting from this Offering” below for more information regarding these RSUs.

Loss (Gain) on Liquidation of Textbooks

During the three months ended March 31, 2013, we had a net gain on liquidations of $2.3 million resulting from proceeds received from liquidation of previously rented print textbooks on our website and through various other liquidation channels. The number of textbooks liquidated during the three months ended March 31, 2013 increased nearly 30% compared to those liquidated during the same period in 2012.

Interest and Other Expense, Net

The following table sets forth our interest and other income (expense), net, for the periods shown:

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(dollars in thousands)
Interest expense, net	$(709)	$(1,173)	$(464)	65%
Other income (expense), net	227	(297)	(524)	(231)

Total interest and other expense, net	$(482)	$(1,470)	$(988)	205%

Interest expense, net increased by $0.5 million during the three months ended March 31, 2013 primarily due to the interest and fees associated with two outstanding credit facilities during the period, compared to only one during the three months ended March 31, 2012, as well as the accrual of an end-of-term fee and an increase in the amortization of issuance costs associated with an agreement we entered into in May 2012 for a term loan facility for the aggregate principal amount of $20.0 million.

Other income (expense), net was a net expense during the three months ended March 31, 2013 resulting from an increase in the fair value of our preferred stock warrants, as compared to income during the same period in 2012 resulting from a decrease in the fair value of our preferred stock warrants.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods shown:

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(dollars in thousands)
Provision for income taxes	$178	$185	$7	4%

We recognized income tax expense of $0.2 million during the three months ended March 31, 2013 and 2012 due to state and foreign income tax expense.

Years Ended December 31, 2010, 2011 and 2012

Net Revenues

The following table sets forth our net revenues for the periods shown, in addition to detail of print textbooks and non-print products and services:

	Year Ended December 31,			Change in 2011		Change in 2012
	2010	2011	2012	$	%	$	%
	(dollars in thousands)

Print textbooks	$148,659	$160,392	$185,169	$11,733	8%	$24,777	15%
Non-print products and services	263	11,626	28,165	11,363	n/m	16,539	142

Net revenues	$148,922	$172,018	$213,334	$23,096	16%	$41,316	24%

Net revenues in 2012 increased $41.3 million, or 24%, compared to 2011. The increase in net revenues was due primarily to an increase in print textbook volumes of 22%, resulting from an increase in rental units. Non-print products and services represented 7% of net revenues during 2011 and 13% of net revenues during 2012, increasing by 142% in absolute dollars during 2012 due to a full year of enrollment marketing services as a result of our acquisition of Zinch in October 2011 and growth in new subscriptions for our Homework Help service.

Net revenues in 2011 increased $23.1 million, or 16%, compared to 2010. The increase in net revenues was due primarily to an increase in print textbook volumes of 3%, resulting primarily from an increase in textbook sales, as we strategically reduced our textbook rental catalog and moved lower volume or lower price titles to a sale only basis. Non-print products and services represented less than 1% of net revenues during 2010 and 7% of net revenues during 2011; however, they represented almost 50% of the increase in net revenues. Non-print products and services launched in December 2010, following the acquisition of Cramster. As a result we experienced a full year of revenue during 2011, versus only a partial month in 2010. Additionally, during 2011, we added subscription revenue from our Homework Help service and began offering enrollment marketing services following our acquisition of Zinch in October 2011.

Cost of Revenues

The following table sets forth our cost of revenues for the periods shown:

	Year Ended December 31,			Change in 2011		Change in 2012
	2010	2011	2012	$	%	$	%
	(dollars in thousands)
Cost of revenues(1)	$114,215	$127,012	$145,669	$12,797	11%	$18,657	15%
(1) Includes stock-based compensation expense of:	$1,080	$537	$542	$(543)	(50)%	$5	1%

Cost of revenues in 2012 increased $18.7 million, or 15%, compared to 2011. The increase was primarily due to an increase in order fulfillment costs of $13.7 million, cost of digital content of $3.8 million and textbook depreciation of $1.0 million. The increase in order fulfillment costs is directly attributable to the increase in textbook unit volumes in 2012 compared to 2011. The cost of digital content increased in 2012 due to our expansion of digital content solutions we developed or licensed from publishers and made available to students. Textbook depreciation increased primarily due to the expansion of our textbook library. Cost of revenues as a percentage of net revenues decreased to 68% for 2012 from 74% for 2011, primarily due to the increase in our net revenues from higher margin non-print products and services.

Cost of revenues in 2011 increased $12.8 million, or 11%, compared to 2010. The increase was primarily due to an increase of approximately $8.7 million in the cost of textbooks purchased on a just-in-time basis as well as increased sales volumes, increased textbook depreciation of approximately $2.3 million and an increase in payment processing fees of approximately $1.8 million. Textbook depreciation and payment processing fees increased primarily due to focusing our textbook library on higher priced titles and an increased number of transactions, respectively. Cost of revenues as a percentage of net revenues decreased to 74% for 2011 from 77% for 2010, primarily due to the increase in our net revenues from non-print products and services as a result of having a full year of Homework Help revenue versus only a partial month in 2010.

Operating Expenses

The following table sets forth our operating expenses for the periods shown:

	Year Ended December 31,			Change in 2011		Change in 2012
	2010	2011	2012	$	%	$	%
	(dollars in thousands)
Technology and development(1)	$18,885	$29,591	$39,315	$10,706	57%	$9,724	33%
Sales and marketing(1)	24,422	28,400	51,082	3,978	16	22,682	80
General and administrative(1)	15,362	20,328	25,117	4,966	32	4,789	24
Loss (gain) on liquidation of textbooks	(371)	2,785	(2,594)	3,156	(851)	(5,379)	(193)

	$58,298	$81,104	$112,920	$22,806	39%	$31,816	39%

(1) Includes stock-based compensation expense of:
Technology and development	$2,814	$3,840	$7,657	$1,026	36%	$3,817	99%
Sales and marketing	88	3,062	5,164	2,974	n/m	2,102	69
General and administrative	4,183	5,692	4,682	1,509	36	(1,010)	(18)

Stock-based compensation expense	$7,085	$12,594	$17,503	$5,509	78%	$4,909	39%

Technology and Development

Technology and development expenses in 2012 increased $9.7 million, or 33%, compared to 2011. Technology and development as a percentage of net revenues increased to 18% of net revenues in 2012 compared to 17% of net revenues in 2011. The increase in absolute dollars and as a percentage of net revenues was due to an increase in employee related compensation and benefits of approximately $5.5 million, primarily driven by increased headcount during 2012. This increase was partially offset by a decrease in outside services of $1.6 million as a result of hiring full-time employees. We also experienced an increase in stock-based compensation during 2012 of approximately $3.8 million. This increase is primarily the result of the full year impact of stock-based compensation expense as a result of the issuance of stock options and restricted shares of our common stock granted in conjunction with our acquisitions during prior years, as well as an increase in new grants. Amortization of intangible assets increased $2.2 million due to a full year of amortization for technology acquired during 2011 through our acquisitions.

Technology and development expenses in 2011 increased $10.7 million, or 57%, compared to 2010. Technology and development as a percentage of net revenues increased to 17% of net revenues in 2011 compared to 13% of net revenues in 2010. The increase in absolute dollars and as a percentage of net revenues was due to a $6.8 million increase in employee-related compensation and benefits driven by increased headcount due to a full year of expenses related to the employees that joined us as a result of our acquisition of Cramster in December 2010. This investment in headcount also supported our efforts to improve the ease of use and functionality of our existing products and services, as well as developing our non-print products and services offerings. Stock-based compensation expense increased during 2011 by $1.0 million, primarily as a result of the issuance of stock options and restricted shares of our common stock granted in conjunction with our acquisitions during 2010 and 2011. Amortization of intangible assets increased $1.6 million due to a full year of amortization for core technology acquired during 2010 and additional technology acquired during 2011.

Sales and Marketing

Sales and marketing expenses in 2012 increased $22.7 million, or 80%, compared to 2011. Sales and marketing expenses as a percentage of net revenues increased to 24% in 2012 compared to 16% in 2011. The increase in absolute dollars and as a percentage of net revenues was primarily the result of an increase in employee-related compensation and benefits of $7.9 million, primarily due to increased headcount during 2012, as we included a full year of expenses related to the employees that joined us as a result of our acquisition of Zinch in October 2011 and as we invested in growing our brand and enrollment marketing services capabilities. In addition, marketing activities increased by $6.2 million related to search advertising as a result of increased spending to reach more customers. Allocated information technology and facilities costs increased by $2.0 million during 2012, and our travel and entertainment expenses and outside services expenses increased by $0.8 million and $0.6 million, respectively, due to support of our enrollment marketing services, which we incurred a full year of expenses in 2012, since the October 2011 acquisition of Zinch. We also experienced an increase in stock-based compensation expense during 2012 of approximately $2.1 million. This increase is the result of new hire option grants and options and restricted shares of our common stock issued in conjunction with our acquisitions during prior years. Amortization of intangible assets increased by $2.1 million as we recognized a full year of amortization associated with our acquisitions completed during the second half of 2011.

Sales and marketing expenses in 2011 increased $4.0 million, or 16%, compared to 2010. The increase was primarily due to an increase of $2.3 million in our employee-related compensation and benefits resulting from an increase in headcount during 2011, primarily driven by the acquisitions we completed during the second half. We also experienced an increase in stock-based compensation expense during 2011 of approximately $3.0 million. This increase resulted from the issuance of stock options and restricted shares of our common stock granted in conjunction with our acquisitions during 2011 and 2010. Amortization of intangible assets increased $0.9 million primarily due to our 2011 acquisitions. These increases were partially offset by a decrease in advertising expense of approximately $2.7 million, as we shifted our focus from television, radio and on-campus advertising to improve our search engine optimization, which we believe is more cost effective and reaches a broader audience.

General and Administrative

General and administrative expenses in 2012 increased $4.8 million, or 24%, compared to 2011. The increase in absolute dollars and as a percentage of net revenues was primarily due to an increase in employee related compensation and benefits of $2.1 million driven by the expansion of capabilities in our organization to support public company readiness. In addition, expenses of $0.7 million were incurred due to liabilities resulting from the Cramster acquisition, and depreciation expenses increased by $0.6 million. Outside accounting and professional fees increased $0.6 million due to valuation services and public company readiness initiatives, and bad debt expenses increased by $0.5 million.

General and administrative expenses in 2011 increased $5.0 million, or 32%, compared to 2010. The increase in absolute dollars and as a percentage of net revenues was primarily due to an increase of $1.8 million in our employee compensation and benefits primarily driven by incurring a full year of expense related to the employees that joined our company as a result of the acquisition of Cramster. In addition, we experienced increases in our outside consulting, legal and accounting fees of approximately $0.6 million, primarily as a result of three acquisitions completed in 2011. Stock-based compensation increased $1.5 million during 2011 primarily as a result of the impact of a full year of stock-based compensation expense related to restricted shares issued and stock options assumed in conjunction with the Cramster acquisition.

Loss (Gain) on Liquidation of Textbooks

In 2012, we had a net gain on liquidations of $2.6 million resulting from proceeds received from liquidation of previously rented print textbooks on our website and through various other liquidation channels. The number of textbooks liquidated in 2012 was comparable to those liquidated in 2011; however the amounts recovered were higher in 2012 than in 2011 due to more liquidation volumes through our website, where the recovery proceeds are greater than through wholesalers or other channels.

In 2011, we made the decision to significantly reduce the number of titles we would offer for rental in our textbook library by narrowing the catalog to focus on higher volume and higher margin rental titles and as a result we liquidated our textbooks earlier in their life-cycle. The net book value of the liquidated books was only partially offset by a lower source cost recovery, resulting in a loss on liquidations of $2.8 million. In 2010, the net book value of our textbook liquidations was more than offset by proceeds recovered from liquidation channels, resulting in a gain on liquidation of $0.4 million.

Interest and Other Expense, Net

The following table sets forth our interest and other income (expense), net, for the periods shown:

	Year Ended December 31,			Change in 2011		Change in 2012
	2010	2011	2012	$	%	$	%
	(dollars in thousands)
Interest expense, net	$(5,801)	$(3,558)	$(4,393)	$2,243	(39)%	$(835)	23%
Other income (expense), net	1,740	1,855	634	115	7	(1,221)	(66)

Total interest and other expense, net	$(4,061)	$(1,703)	$(3,759)	$2,358	(58)%	$(2,056)	121%

Interest expense, net increased by $0.8 million in 2012 primarily due to the interest associated with two outstanding credit facilities in 2012, compared to only one in 2011, as well as the accrual of an end-of-term fee and an increase in the amortization of issuance costs associated with an agreement we entered into in May 2012 for a term loan facility for the aggregate principal amount of $20.0 million. Interest expense, net decreased by $2.2 million during 2011 compared to 2010, primarily as a result of a lower average outstanding debt balance and lower average effective interest rate during 2011.

Other income, net decreased in 2012 due to a smaller change in the fair value of our preferred stock warrants compared to the decrease in the fair value of the preferred stock warrants between 2011 and 2010.

Provision (Benefit) for Income Taxes

The following table sets forth our provision (benefit) for income taxes for the periods shown:

	Year Ended December 31,			Change in 2011		Change in 2012
	2010	2011	2012	$	%	$	%
	(dollars in thousands)
Provision (benefit) for income taxes	$(1,672)	$(200)	$29	$1,472	88%	$229	115%

We recognized income tax expense of $29,000 in 2012 due to state and foreign income tax expense, primarily offset by the release of unrecognized income tax benefits. We recognized an income tax benefit of $0.2 million and $1.7 million in 2011 and 2010, respectively, due to the release of valuation allowances as a result of our acquisitions, partially offset by state and foreign income tax expense.

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters in the period ended March 31, 2013. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013
	(in thousands)
Net revenues	$42,049	$34,401	$40,859	$54,709	$48,533	$43,919	$52,602	$68,280	$61,015
Cost of revenues	38,141	22,606	41,600	24,665	41,043	25,886	49,867	28,873	49,454

Gross profit (loss)	3,908	11,795	(741)	30,044	7,490	18,033	2,735	39,407	11,561
Operating expenses:
Technology and development	6,586	6,581	7,187	9,237	9,079	10,226	10,007	10,003	9,553
Sales and marketing	8,074	3,075	8,036	9,215	16,253	9,208	15,135	10,486	13,748
General and administrative	5,359	4,573	5,200	5,196	5,751	6,918	5,840	6,608	6,709
Loss (gain) on liquidation of textbooks	1,635	(1,504)	(290)	2,944	(797)	(591)	(3,486)	2,280	(2,279)

Total operating expenses	21,654	12,725	20,133	26,592	30,286	25,761	27,496	29,377	27,731

Income (loss) from operations	$(17,746)	$(930)	$(20,874)	$3,452	$(22,796)	$(7,728)	$(24,761)	$10,030	$(16,170)

The following table summarizes our historical consolidated statements of operations data as a percentage of net revenues for the periods shown:

	Three Months Ended
	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013
Net revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	91	66	102	45	85	59	95	42	81

Gross profit (loss)	9	34	(2)	55	15	41	5	58	19
Operating expenses:
Technology and development	16	19	18	17	19	23	19	15	16
Sales and marketing	19	9	20	17	33	21	29	15	23
General and administrative	13	13	13	9	12	16	11	10	11
Loss (gain) on liquidation of textbooks	4	(4)	(1)	5	(2)	(1)	(7)	3	(4)

Total operating expenses	52	37	50	48	62	59	52	43	46

Income (loss) from operations	(43)%	(3)%	(52)%	7%	(47)%	(18)%	(47)%	15%	(27)%

A substantial majority of our revenue is recognized ratably over the term the student rents our textbooks or has access to our non-print products and services. This generally results in our highest revenue in the fourth quarter as it reflects more days of the semester, and our lowest revenue in the second quarter as colleges and universities conclude their academic year for summer and there are fewer days of rentals. The variable expenses associated with our shipments of textbooks are highest in the first and third quarters as fulfillment costs are expensed when incurred, generally at the beginning of academic terms. As a result of these factors, the most concentrated periods for our revenue and expenses do not necessarily coincide, and comparisons of our quarterly operating results on a sequential basis may not provide meaningful insight into our overall financial performance.

Changes in our cost of revenues may be disproportionate to changes in our revenue because costs, such as outbound shipping and other fulfillment costs and payment processing fees, are expensed in the period in which they are incurred, while the related revenue may be required to be deferred and recognized ratably over the respective term. This effect is particularly pronounced in the first and third quarters. Our gross profit (loss) fluctuates significantly from quarter to quarter due to the seasonality of our business. As a result, we could experience a quarter, as we did in the third quarter of 2011, in which our cost of revenues exceeds our revenue for the period, resulting in negative gross profits, as described in “—Components of Results of Operations—Cost of Revenues” above.

Operating expenses increased year over year primarily due to increased headcount as we continued to invest in our business. Operating expenses, similar to revenue and cost of revenues, fluctuate significantly quarter to quarter due to the seasonality of our business. The first and third quarters of both 2011 and 2012 include our largest marketing spend for the year because we significantly increase our search advertising and online marketing during these quarters. Operating expenses increased in the third and fourth quarters of 2011 as a result of acquisitions. During the second quarter of 2012, we recorded nonrecurring expenses due to liabilities resulting from the Cramster acquisition. Aside from this charge, we have improved operating leverage on the general and administrative line consistently over the last two years. Loss (gain) on liquidation of textbooks can fluctuate significantly from quarter to quarter depending on the net book value of the textbooks liquidated as compared to the proceeds recovered for the liquidation of the textbooks. In the near term, we intend to continue to manage our operating expenses in line with our existing cash and available financial resources, and anticipate increased spending in future periods as we invest in our long-term growth.

Liquidity and Capital Resources

As of March 31, 2013, our principal sources of liquidity were cash and cash equivalents totaling $30.3 million, and $34.5 million available for draw down under our revolving credit facility, which expires in March 2014. Our print textbook business is highly capital intensive, and we typically use cash for our investing activities, while we generate positive cash flows from operations. We capitalize the investment in our print textbook library and depreciate the value of our textbooks over their useful life as cost of revenues. In 2012 and the three months ended March 31, 2013, our investment in print textbooks, net of proceeds from textbook liquidations, was $70.4 million and $19.2 million, respectively. To the extent our business continues to grow, or as new textbook versions are published, we anticipate we will continue to purchase additional textbooks, resulting in a use of cash from investing activities. Since our inception, we have incurred cumulative losses of $167.1 million from our operations, and we expect to incur additional losses in the future. Our operations have been financed primarily by net proceeds from the sales of shares of our convertible preferred stock and through various debt financing activities. As of March 31, 2013, we had $19.6 million of outstanding debt on our balance sheet, which amount is due and payable in November 2013.

We believe that our existing sources of liquidity will be sufficient to fund our operations, debt service and repayment obligations for at least the next 12 months. However, our future capital requirements will depend on many factors, including the level of investment in textbooks to support our print textbook business and our ability to recover our source costs through the rental of textbooks and as we liquidate textbooks at the end of their lifecycle, our rate of revenue growth, the expansion of our sales and marketing activities, and the timing and extent of our spending to support our technology and development efforts. To the extent that existing cash and cash equivalents, and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all. If adequate funds are not available on acceptable terms, or at all, we may be unable to adequately fund our business plans and it could have a negative effect on our business, operating cash flows and financial condition.

We have available a revolving line of credit facility of up to $35.0 million based on eligible textbook assets net of reserves, as defined in the credit facility agreement. The revolving credit facility carries an interest rate of LIBOR plus 5% or ABR plus 4% per annum, as elected by us, and expires in March 2014. The revolving credit facility requires us to repay the outstanding balance in March 2014, or to prepay the outstanding balance if prescribed ratios are not maintained. As of March 31, 2013, we had no outstanding balance under this credit facility and $34.5 million was available to us based on our net textbook balances.

Our term loan facility carries an interest rate of 11.5%, payable on a monthly basis. We must pay an end-of-term fee of $850,000 and repay the outstanding balance in November 2013. As of March 31, 2013, we had an outstanding balance of $20.0 million under this agreement.

The following table sets forth our cash flows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$55,872	$32,754	$54,681	$21,972	$29,579
Net cash used in investing activities	$(115,274)	$(59,926)	$(88,103)	$(21,327)	$(20,726)
Net cash provided by (used in) financing activities	$83,053	$(8,750)	$19,845	$19,853	$411

Cash Flows from Operating Activities

Although we incurred net losses in 2010, 2011, 2012 and the three months ended March 31, 2013, we generated positive cash flows from operating activities in each year presented, which was primarily the result of our increased textbook revenue. Cash flows from operating activities are also influenced by the increase in expenses we incur to support the growth in our business. The substantial majority of our net revenue is from e-commerce transactions with students, which are settled immediately through payment processors, and our accounts payable are settled based on contractual payment terms with our suppliers. As a result, changes in our operating accounts are generally a source of cash. In addition, we have significant non-cash operating expenses such as textbook library depreciation expense, other depreciation and amortization expense and stock-based compensation expense. In 2010, 2011, 2012 and the three months ended March 31, 2013, our non-cash operating expenses and changes in operating assets and liabilities more than offset our net loss.

Net cash provided by operating activities in the three months ended March 31, 2013 was $29.6 million. Although we incurred a net loss of $17.8 million, our net loss was offset by significant non-cash operating expenses, including textbook library depreciation expense of $16.5 million, other depreciation and amortization expense of $3.3 million, stock-based compensation expense of $4.2 million and loss from write-offs of textbooks of $2.0 million.

Net cash provided by operating activities in the three months ended March 31, 2012 was $22.0 million. Although we incurred a net loss of $23.5 million, our net loss was offset by significant non-cash operating expenses, including textbook library depreciation expense of $14.2 million, other depreciation and amortization expense of $2.8 million, stock-based compensation expense of $4.1 million and loss from write-offs of textbooks of $1.5 million.

Net cash provided by operating activities in 2012 was $54.7 million. Although we incurred a net loss of $49.0 million, our net loss was offset by significant non-cash operating expenses, including textbook library depreciation expense of $57.2 million, other depreciation and amortization expense of $12.6 million, stock-based compensation expense of $18.0 million and loss from write-offs of textbooks of $4.6 million.

Net cash provided by operating activities in 2011 was $32.8 million. Although we incurred a net loss of $37.6 million, our net loss was offset by significant non-cash operating expenses, including textbook library depreciation expense of $56.1 million, other depreciation and amortization expense of $7.3 million, stock-based compensation expense of $13.1 million and loss from write-offs of textbooks of $5.3 million. In addition, we used cash from operations in 2011 as a result of an $8.2 million reduction in accrued liabilities, primarily related to the liabilities assumed in connection with our acquisitions in the second half of the year, a $4.9 million reduction in accounts payable due to the timing of vendor payments and a $3.6 million increase in prepaid expenses and other current assets related to the cash escrow balance associated with the Cramster acquisition becoming due within 12 months and an advanced payment related to eTextbook publisher fees, partially offset by a $5.6 million increase in deferred revenues from the growth of our print textbook, enrollment marketing services and Homework Help businesses.

Net cash provided by operating activities in 2010 was $55.9 million. Although we incurred a net loss of $26.0 million, our net loss was offset by significant non-cash operating expenses, including textbook library depreciation expense of $53.9 million, other depreciation and amortization expense of $4.5 million, stock-based compensation expense of $8.2 million and loss from write-offs of textbooks of $6.6 million.

Cash Flows from Investing Activities

Cash flows from investing activities have been primarily related to the purchase of textbooks and property and equipment, offset by proceeds from the liquidation of textbooks. Net cash used in investing activities in the three months ended March 31, 2013 was $20.7 million and was primarily used for purchases of textbooks of $33.5 million, partially offset by proceeds from liquidation of textbooks of $14.3 million. Net cash used in investing activities in the three months ended March 31, 2012 was $21.3 million and was primarily used for purchases of textbooks of $32.0 million, partially offset by proceeds from liquidation of textbooks of $11.1 million.

Net cash used in investing activities in 2012 was $88.1 million and was primarily used for purchases of textbooks of $104.5 million and purchases of property and equipment of $15.1 million, partially offset by proceeds from liquidation of textbooks of $34.1 million.

Net cash used in investing activities in 2011 was $59.9 million and was used for purchases of textbooks of $74.1 million, partially offset by proceeds from liquidation of textbooks of $30.9 million. In 2011, we narrowed our rental catalog to include only those titles that we believe have sufficient demand to profitably enable the repeat rentals necessary to support renting textbooks at a per rental price below our acquisition cost. In addition, we used $14.0 million in the acquisition of businesses, net of cash acquired.

Net cash used in investing activities in 2010 was $115.3 million and was used for purchases of textbooks of $131.8 million, partially offset by proceeds from liquidation of textbooks of $19.8 million.

Cash Flows from Financing Activities

Cash flows from financing activities have been related to proceeds from, and payments on, our debt obligations and proceeds from the issuance of convertible preferred stock. Net cash provided by financing activities in the three months ended March 31, 2013 was $0.4 million and was related to proceeds from the exercise of stock options. Net cash provided by financing activities in the three months ended March 31, 2012 was $19.9 million and was primarily related to proceeds from the issuance of convertible preferred stock of $25.0 million, partially offset by the repurchase of common stock and vested stock options of $5.2 million associated with a put option granted in connection with prior acquisitions.

Net cash provided by financing activities in 2012 was $19.8 million and was primarily related to proceeds from the issuance of convertible preferred stock of $25.0 million, partially offset by the repurchase of common stock and vested stock options of $5.2 million associated with a put option granted in connection with prior acquisitions.

Net cash used in financing activities in 2011 was $8.8 million and was primarily related to payments of debt obligations of $42.8 million, partially offset by proceeds from debt obligations of $33.3 million.

Net cash provided by financing activities in 2010 was $83.1 million and was primarily related to proceeds from the issuance of convertible preferred stock of $72.9 million and proceeds from debt obligations of $10.0 million.

Contractual Obligations and Other Commitments

The following is a summary of the contractual commitments associated with our debt and lease obligations (which include the related interest) as of December 31, 2012 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Term loan	$20,000	$20,000	$—	$—	$—
Interest on term loan facility(1)	2,694	2,694	—	—	—
Commitment fee on unused portion of revolving credit facility	320	258	62	—	—
Operating lease obligations(2)	14,537	3,541	6,345	3,690	961

Total contractual obligations	$37,551	$26,493	$6,407	$3,690	$961

(1)	Interest on our term loan facility is estimated using the effective interest rate of 12.2%, which includes the end-of-term fee of $850,000 due in November 2013.
(2)	Our office and warehouse facilities are leased under operating leases, which expire at various dates through 2019.

In addition, within 90 days following the voluntary or involuntary termination of employment of certain employees acquired in our 2010 acquisition of CourseRank, the employees have the option to sell any vested shares back to us at a fixed price of $7.96 per share. The fair value of vested restricted shares outstanding of $1.1 million has been classified as a liability on our consolidated balance sheet as of December 31, 2012, as our obligation to purchase the shares from the employees is outside our control. The maximum potential cash liability for these obligations, assuming full vesting, is $3.3 million. The timing of the resolution of this potential liability is uncertain and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not included in the above table.

In addition, our other liabilities include $1.9 million related to uncertain tax positions as of December 31, 2012. The timing of the resolution of these positions is uncertain and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not included in the above table.

Off-Balance Sheet Arrangements

Through December 31, 2012, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies, Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition and Deferred Revenue

We derive our revenue from the rental or sale of print textbooks and from non-print products and services, net of allowances for refunds or charge backs from our payment processors. Non-print products and services primarily include eTextbooks, other non-textbook products and services that we offer to students, enrollment marketing services that we offer to colleges and advertising services that we offer to brands. Revenue is recognized when the four basic criteria for revenue recognition have been met as follows: persuasive evidence of an arrangement exists, delivery has occurred and title has transferred, the sale price is fixed or determinable and collection is reasonably assured.

We primarily generate revenue from the rental of print textbooks and to a lesser extent through the sales of print textbooks through our website purchased by us on a just-in-time basis. Rental revenue is recognized ratably over the term of the rental period, generally two to five months. Revenue from selling textbooks that we source on a just-in-time basis is recognized upon shipment. We do not hold an inventory of textbooks for sale. Our customers pay for the rental and sale of print textbooks on our website primarily by credit card, resulting in immediate settlement of our accounts receivable.

We also generate revenue from non-print products and services that include eTextbooks, digital content and services that we offer to students, enrollment marketing services that we offer to colleges and advertising services that we offer to brands. Non-print products and services are offered to students through monthly or annual subscriptions and we recognize revenue ratably or as earned over the subscription period, generally one year or less. As with the revenue from print textbooks, revenue from eTextbooks is recognized ratably over the contractual period, generally two to five months, or at time of the sale, and our customers pay for these services through payment processors, resulting in immediate settlement of our accounts receivable.

Marketing services include enrollment marketing services and brand advertising, which we offer either on a subscription or on an a la carte basis. Enrollment marketing services connect colleges and graduate schools with students seeking admission or scholarship opportunities at these institutions. Brand advertising offers brands unique ways to connect with students. Revenue is recognized ratably or as earned over the subscription service, generally one year. Revenue from enrollment marketing services or brand advertising delivered on an a la carte basis, without a subscription, is recognized when delivery of the respective lead or service has occurred. For these services, we bill the customer at the inception, over the term of the customer arrangement or as the services are performed. Upon satisfactory assessment of creditworthiness, we generally grant credit to our enrollment marketing services and brand advertising customers with normal credit terms, typically 30 days.

Shipping costs charged to customers in the sale or rental of textbooks are recorded in revenue and the related expenses are recorded as cost of revenues.

Revenue from enrollment marketing services represented less than 10% of net revenues in 2010, 2011, 2012 and the three months ended March 31, 2012 and 2013. Some of our customer arrangements for enrollment marketing services include multiple deliverables, which include the delivery of student leads as well as other services to the end customer. We have determined these deliverables qualify as separate units of accounting, as they have value to the customer on a standalone basis and our arrangements do not contain a right of return. For these arrangements that contain multiple deliverables, we allocate the arrangement consideration based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence of fair value, or VSOE, when available; (ii) third-party evidence of selling price, or TPE, if VSOE does not exist; and (iii) estimated selling price, or ESP, if neither VSOE nor TPE is available.

We determine VSOE based on our historical pricing and discounting practices for the specific solution when sold separately and when a substantial majority of the selling prices for these services fall within a narrow range. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally our go-to-market strategy differs from that of our peers, and our offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. As we have not established VSOE or TPE for our enrollment marketing services, we have used ESP in our allocation of arrangement consideration. We have determined ESP by considering multiple factors including, but not limited to, prices charged for similar offerings, sales volume, geographies, market conditions, the competitive landscape and pricing practices. We believe this best represents the price at which we would transact a sale if the services were sold on a standalone basis, and we regularly assess the method used to determine ESP. Additionally, we limit the amount of revenue recognized for delivered elements to the amount that is not contingent on future delivery of services or other future performance obligations.

Revenue is presented net of sales tax collected from customers to be remitted to governmental authorities and net of allowances for estimated cancellations and customer returns, which are based on historical data. Customer refunds from cancellations and returns are recorded as a reduction to revenue. Deferred revenue primarily consists of advance payments from students related to rentals and subscriptions that has not been recognized and marketing services that have yet to be performed. Deferred revenue is recognized as revenue ratably over the term or when the services are provided and all other revenue recognition criteria have been met.

Textbook Library

We consider our textbook library to be a long-term productive asset and, as such, we classify it as a non-current asset in our consolidated balance sheets. Additionally, cash outflows for the acquisition of the textbook library, net of changes in related accounts payable and accrued liabilities, as well as cash inflows received from the liquidation of textbooks, are classified as cash flows from investing activities in our consolidated statements of cash flows, consistent with other long-term asset activity. The gain or loss from the liquidation of textbooks previously rented is recorded as a component of operating expenses in our consolidated statements of operations and is classified as cash flow from operating activities.

All textbooks in our textbook library are stated at cost, which includes the purchase price less accumulated depreciation.

We record allowances for lost or damaged textbooks in cost of revenues in our consolidated statements of operations based on our assessment of our textbook library on a book-by-book basis. Factors considered in the determination of textbook allowances include historical experience, management’s knowledge of current business conditions and expectations of future demand. Write-offs result from lost or damaged books, books no longer considered to be rentable, or when books are not returned to us after the rental period by our customers.

We depreciate our textbooks, less an estimated salvage value, over an estimated useful life of three years using an accelerated method of depreciation, as we estimate this method most accurately reflects the actual pattern of decline in the economic value of the assets as described below. The salvage value considers the historical trend and projected liquidation proceeds for textbooks. The useful life is determined based on the time period in which the textbooks are held and rented before liquidation. In accordance with our policy, we review the estimated useful lives of our textbook library on an ongoing basis.

We will continue to review the accelerated method of depreciation to ensure consistency with the value of the textbook to the customer during its useful life. Based on historical experience, we believe that a textbook has more value to our customers and us early in its useful life and an accelerated depreciation method reflects the actual pattern of decline in economic value and aligns with the textbook’s condition, which may deteriorate over time. In addition, we consider the utilization of the textbooks and the rental revenue we can earn, recognizing that a used textbook rents for a lower amount than a new textbook. Should the actual rental activity or deterioration of books differ from our estimates, our loss (gain) on liquidation of textbooks or write-offs could differ.

In addition, we will continue to evaluate the appropriateness of the estimated salvage value and estimated useful life based on historical liquidation transactions with both vendors and customers and reviewing a blend of actual and estimates of the lifecycle of each book and the number of times rented before it is liquidated, respectively. Our estimates utilize data from historical experience, including actual proceeds from liquidated textbooks as a percentage of original sourcing costs, channel mix of liquidations, and consideration of the estimated sales price, largely driven by the average market price data of used books and the projected values of a book in relation to the original source cost over time. Changes in the estimated salvage value, method of depreciation or useful life can have a significant impact on our depreciation expense, write-offs liquidations and gross margins.

We will continue to use judgment in evaluating the assumptions related to our textbook library on a prospective basis. As we continue to accumulate additional data related to our textbook library, we may make refinements to our estimates, which could materially impact our depreciation expense, write-offs and liquidations.

Depreciation expense and write-offs of textbooks are recorded in cost of revenues in our consolidated statements of operations. During 2010, 2011 and 2012, textbook library depreciation expense was approximately $53.9 million, $56.1 million and $57.2 million, respectively, and write-offs were approximately $6.6 million, $5.3 million and $4.6 million, respectively. During the three months ended March 31, 2012 and 2013, textbook library depreciation expense was approximately $14.2 million and $16.5 million, respectively, and write-offs were approximately $1.5 million and $2.0 million, respectively.

Impairment of Acquired Intangible Assets and Other Long-Lived Assets

We assess the impairment of acquired intangible assets and other long-lived assets at least annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized. When measuring the recoverability of these assets, we will make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. During 2012, we determined that we would not integrate content related to the Notehall and Student of Fortune services into our connected learning platform. Our impairment analysis resulted in an impairment charge of $0.6 million, with $0.2 million recorded in technology and development and $0.4 million recorded in sales and marketing. As of December 31, 2011 and 2012, we had intangible assets, net, of $14.1 million and $6.7 million, respectively. As of March 31, 2013, we had intangible assets, net, of $5.2 million.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and have selected October 1 as the date we perform our annual impairment test. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. We are not required to calculate the fair value of our reporting unit unless we determine, based on a qualitative assessment, that it is more-likely-than-not that the fair value is less than our carrying amount. If the fair value is less than the carrying value, we perform a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then we would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. When performing the valuation of our goodwill, we make assumptions regarding our estimated future cash flows to determine the fair value of our business. If our estimates or related assumptions change in the future, we may be required to record impairment loss related to our goodwill. We have not recognized any impairment of goodwill since our inception. As of December 31, 2011 and 2012, and March 31, 2013, we had goodwill of $49.5 million.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based awards made to employees, directors and consultants, including stock options, restricted stock and restricted stock units, based on estimated fair values.

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The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option pricing model, which includes assumptions for the expected term, risk-free interest rate, expected volatility and expected dividends. We expense stock-based compensation, adjusted for estimated forfeitures, using the straight-line method over the vesting term of the award. There was no capitalized stock-based compensation expense as of December 31, 2011 and 2012.

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The fair value of restricted stock is determined based upon the fair value of the underlying common stock at the date of grant. We issued unvested restricted stock to employee stockholders of acquired companies in 2010 and 2011. As these unvested awards are generally subject to continued post-acquisition employment, we have accounted for them as post-acquisition stock-based compensation expense.

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The fair value of RSUs is determined based upon the fair value of the underlying common stock at the date of grant. Our outstanding RSUs vest upon the satisfaction of both a time-based service component and a performance condition. The service component for the majority of these awards is satisfied over three years. The performance condition is satisfied upon the occurrence of a qualifying event, including six months following the effective date of this offering. The expense associated with performance-based grants will be recorded when the performance condition is determined to be probable which, in the case of this offering, will be upon the effectiveness of the offering. There was $12.8 million of unrecognized stock-based compensation expense related to performance-based RSUs as of March 31, 2013. If this offering had occurred on March 31, 2013, we would have recognized $10.6 million of cumulative stock-based compensation expense on that date, based on the number of RSUs for which the service component had been satisfied.

The Black-Scholes-Merton option-pricing model utilizes the estimated fair value of our common stock and requires the input of subjective assumptions, including the expected term and the price volatility of the underlying stock. These assumptions represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. The assumptions required are estimated as follows:

Expected term – The expected term for options granted to employees, officers, and directors is calculated as the midpoint between the vesting date and the end of the contractual term of the options. The expected term for options granted to consultants is determined using the remaining contractual life.

Risk-free interest rate – The risk-free interest rate used in the valuation method is the implied yield currently available on the United States treasury zero-coupon issues, with a remaining term equal to the expected life term of our options.

Expected volatility – The expected volatility is based on the average volatility of similar public entities within our peer group.

Expected dividends – The dividend assumption is based on our historical experience. To date we have not paid any dividends on our common stock.

The following table summarizes the key assumptions used to determine the fair value of our stock options granted to employees, officers, and directors:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013

Expected term (years)	5.15 – 6.09	4.93 – 6.58	5.09 – 6.08	5.63 – 6.08	5.70 – 6.07
Expected volatility	58.22% – 64.99%	47.44% – 76.51%	55.10% – 58.77%	55.10% – 56.17%	56.90% – 57.58%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate	1.79% –2.75%	0.96% –4.55%	0.65% – 1.16%	0.98% – 1.16%	0.94% – 1.03%
Weighted-average grant-date fair value per share	$3.24	$3.11	$2.57	$2.68	$3.10

We recognize only the portion of the option award granted to employees that is ultimately expected to vest as compensation expense. In addition to assumptions used in the Black-Scholes-Merton option pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense related to our awards. Estimated forfeitures are determined based on historical data and management’s expectation of exercise behaviors. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation expense on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future stock-based compensation expense.

Valuation of Our Common Stock

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes-Merton option-pricing model. The fair values of the common stock underlying our stock-based awards were determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock-based awards was determined by our board of directors based on the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by an unrelated third-party specialist;

•	the prices of our convertible preferred stock sold to outside investors in arm’s length transactions;

•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the lack of marketability of our common stock and the illiquidity of stock-based awards involving securities in a private company;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our hiring of key personnel and the experience of our management;

•	our history and the introduction of new products and services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	industry information such as market size and growth;

•	the market performance of comparable publicly traded companies; and

•	the United States and global macroeconomic and capital market conditions.

We have granted stock options with the following exercise prices during 2012 and through May 2013:

Option Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share
February 15, 2012	755,100	$5.25	$5.22
February 24, 2012	350,000	$5.25	$5.22
May 16, 2012	1,213,800	$5.25	$5.15
August 1, 2012	1,454,900	$5.25	$5.20
November 7, 2012	2,899,761	$4.61	$4.61
February 28, 2013	954,000	$5.09	$5.09
May 2, 2013	100,000	$5.61	$5.61
May 15, 2013	1,262,900	$5.61	$5.61

Through May 2013, in valuing our common stock, our board of directors determined the equity value of our business by taking a weighted combination of the value indications under the following valuation approaches that took into account the factors described above using a combination of financial and market-based methodologies to determine our business enterprise value, or BEV:

Discounted Cash Flow Method, or DCFM. DCFM involves estimating the future cash flows of a business for a discrete period and discounting such cash flows to present value. If the cash flows are expected to continue beyond the discrete time period, then a terminal value of the business is estimated and discounted to present value. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date.

Guideline Public Company Method, or GPCM. GPCM assumes that businesses operating in the same industry will share similar characteristics and that the subject business’s value will correlate to those characteristics. Therefore, a comparison of the subject business to similar businesses whose financial information and public market value are available may provide a reasonable basis to estimate the subject business’s value. The GPCM provides an estimate of value using multiples derived from the stock prices of publicly traded companies. In selecting guideline public companies for this analysis, we focused primarily on quantitative considerations, such as financial performance and other quantifiable data, as well as qualitative considerations, such as industry and economic drivers.

We performed these methodologies for each quarter listed above, and weighted the methodologies based on the facts and circumstances in the quarter. Our indicated BEV at each valuation date was then allocated to the shares of preferred stock, common stock, warrants, options, and RSUs, using the probability weighted expected return method, or PWERM, taking into consideration the following liquidity scenarios for each valuation date in 2012:

A Low IPO scenario predicated on our strong growth in revenue, but the price the market is willing to pay is lower than anticipated. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations in a Low IPO scenario to our business forecasted financial statistics to arrive at an enterprise value indication;

A High IPO scenario predicated on our ability to realize strong revenue growth, and the financial market’s willingness to pay a premium for our shares. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations to our business forecasted financial statistics to arrive at an enterprise value indication;

A Sale scenario predicated on a sale to a strategic partner or a financial investor on favorable terms at a price approximating a desired target exit. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations in a favorable sale scenario to our business forecasted financial statistics to arrive at an enterprise value indication;

A Pre-Emptive Sale scenario predicated on a sale to a strategic partner or a financial investor on moderately favorable terms. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations in a moderate scenario to our business forecasted financial statistics to arrive at an enterprise value indication; and

A Sub-Optimal Sale scenario predicated on a sale to a strategic partner or a financial investor on moderately favorable terms, and at a price lower than a desired target exit, but without financial distress. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations in a downside scenario to our business forecasted financial statistics to arrive at an enterprise value indication.

For our December 31, 2011 third-party valuation, in addition to the above scenarios we utilized two additional scenarios: an IPO with interim qualified financing and a sale with interim qualified financing. We eliminated these two scenarios beginning with the valuation as of February 29, 2012, as we deemed it unlikely that we would have another round of financing prior to a liquidity event, once our Series F preferred stock round was completed in March 2012.

We applied a percentage probability weighting to each of the scenarios above based on our expectations of the likelihood of each event. We then applied the PWERM in order to allocate the derived aggregate enterprise value to our common equity. The PWERM involves analyzing the probability weighted present value of expected future values considering the liquidity scenarios discussed above, as well as the respective rights of common and preferred holders.

As noted above, at each option grant date our board of directors considered the objective and subjective factors discussed above, including the valuations. Significant factors contributing to the determination of changes in the fair value of our common stock during this period and between each valuation date are summarized as follows:

February 2012 Awards

We granted 1,105,100 options in February 2012. Our board of directors set an exercise price of $5.25 per share for these options based in part on a third-party valuation which determined the fair value of our common stock to be $5.22 per share as of December 31, 2011 to February 29, 2012. The fair value determination of $5.22 was primarily due to improved prospects for our future financial performance relative to our prior valuation. We applied the following probabilities to the December 31, 2011 scenarios:

30% to a Low IPO, 25% to a High IPO, 10% to an IPO with Interim Qualified Financing, 10% to a Sale, 10% to a Pre-Emptive Sale, 5% to a Sub-Optimal Sale and 10% to a Sale with Interim Qualified Financing. We applied a 10% discount for lack of marketability of our common stock.

May 2012 Awards

We granted 1,213,800 options on May 16, 2012. Our board of directors set an exercise price of $5.25 per share for these options based in part on a third-party valuation which determined the fair value of our common stock to be $5.15 per share as of February 29, 2012. The decrease in fair value determination from $5.22 per share as of December 31, 2011 to $5.15 per share as of February 29, 2012 was primarily due to our updated assessment of our forecasted financial statistics. We applied the following probabilities to the above scenarios: 40% to a Low IPO, 35% to a High IPO, 10% to a Sale, 10% to a Pre-Emptive Sale and 5% to a Sub-Optimal Sale. There was no change to the discount for lack of marketability of our common stock.

August 2012 Awards

We granted 1,454,900 options on August 1, 2012. Our board of directors set an exercise price of $5.25 per share for these options based in part on a third-party valuation which determined the fair value of our common stock to be $5.20 per share as of May 31, 2012. The slight increase in fair value determination from $5.15 per share as of February 29, 2012 to $5.20 per share as of May 31, 2012 was primarily due to a decrease in the assumed time to a liquidity event for the IPO and sale scenarios. There were no changes to the scenario probabilities applied and the discount for lack of marketability.

November 2012 Awards

We granted 2,899,761 options on November 7, 2012. Our board of directors set an exercise price of $4.61 per share for these options based in part on a third-party valuation which determined the fair value of our common stock to be $4.61 per share as of August 31, 2012. The decrease in fair value determination from $5.20 per share as of May 31, 2012 to $4.61 per share as of August 31, 2012 was primarily due to a decrease in the market-value-to-revenue multiples for comparable public companies to reflect current market conditions. There were no changes to the scenario probabilities applied and the discount for lack of marketability.

February 2013 Awards

We granted 954,000 options on February 28, 2013. Our board of directors set an exercise price of $5.09 per share for these options based in part on a third-party valuation, received March 19, 2013, which determined the fair value of our common stock to be $5.09 per share as of November 30, 2012. The increase in fair value determination from $4.61 per share as of August 31, 2012 to $5.09 per share as of November 30, 2012 was primarily due to our updated assessment of our forecasted financial statistics and an increase in the market-value-to-revenue multiples for comparable public companies to reflect current market conditions. Subsequent to these grants, on April 29, 2013, we received a retrospective third-party valuation which determined the fair value of our common stock to be $5.61 per share as of March 10, 2013. Due to the proximity of the valuation date to our grant date, we will recognize the incremental fair value of $0.4 million as stock-based compensation expense over the vesting period of the options.

May 2013 Awards

We granted 1,362,900 options in May 2013. Our board of directors set an exercise price of $5.61 per share for these options based in part on the third-party valuation which determined the fair value of our common stock to be $5.61 per share as of March 10, 2013. We applied the following probabilities to the March 10, 2013 scenarios: 40% to a Low IPO, 40% to a High IPO, 10% to a Sale, 5% to a Pre-Emptive Sale and 5% to a Sub-Optimal Sale. We applied a 10% discount for lack of marketability. The increase in fair value determination from $5.09 per share as of November 30, 2012 to $5.61 per share as of March 10, 2013 was primarily due to an increase in the probability applied to a High IPO scenario and a decrease in the assumed time to a liquidity event.

In addition, given our Series F convertible preferred stock financing was pending as of December 31, 2011 and February 29, 2012, and had been completed as of May 31, 2012, we utilized the private financing (backsolve) method as another means to corroborate the common stock fair values of $5.22 per share, $5.15 per share and $5.20 per share determined as of December 31, 2011, February 29, 2012 and May 31, 2012, respectively. Our Series F financing round closed in March 2012.

Fair Value of Preferred Stock Warrants

We have outstanding warrants to purchase shares of our convertible preferred stock. Warrants to purchase convertible preferred stock are classified as a liability on the consolidated balance sheets at fair value using the Monte-Carlo Simulation pricing model. We recorded the convertible preferred stock warrants at their respective fair value as of the initial grant date. We recorded gains and losses arising from the change in fair value of the convertible preferred stock warrants as a component of other income, net, in the consolidated statements of operations. To estimate the fair value of the convertible preferred stock warrants at the respective balance sheet dates, the Monte-Carlo simulation pricing model contains a number of the assumptions set forth in the preceding discussion of stock-based compensation. These assumptions, particularly the fair value of our business and the expected volatility of our common stock, are subject to judgment and could differ significantly in the future. Upon the closing of this offering, the then-current aggregate fair value of the convertible preferred stock warrants will be reclassified from other long-term liabilities to additional paid-in capital and we will cease to record any related periodic fair value remeasurement associated with the outstanding warrants.

Recently Issued and Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued new authoritative guidance on comprehensive income that eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, we must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. We adopted this authoritative guidance in 2012.

In September 2011, the FASB issued revised guidance intended to simplify the way an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more-likely-than-not that its fair value is less than its carrying amount. We adopted this guidance during 2012, which did not have an impact on the results of our annual goodwill impairment assessment.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk, including changes to interest rates, foreign currency exchange rates and inflation.

Foreign Currency Exchange Risk

International revenue as a percentage of net revenues is not significant, and our sales contracts are denominated primarily in U.S. dollars. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Chinese Renminbi and Indian Rupee. To date, we have not entered into derivatives or hedging strategies as our exposure to foreign currency exchange rates has not been material to our historical operating results, but we may do so in the future if our exposure to foreign currency should become more significant. There were no significant foreign exchange gains or losses in the years ended December 31, 2010, 2011, 2012 and the three months ended March 31, 2013, respectively.

Interest Rate Sensitivity

We had cash and cash equivalents totaling $34.6 million, $21.0 million and $30.3 million as of December 31, 2011 and 2012 and March 31, 2013, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and cash equivalents held for working capital purposes. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates given the historic low levels of interest being earned on the cash and money market accounts in which we invest our cash.

Interest rate risk also reflects our exposure to movements in interest rates associated with our revolving credit facility. The interest bearing credit facility is denominated in U.S. dollars and the interest expense is based on the LIBOR or ABR interest rate plus an additional margin. As of March 31, 2013, we had no outstanding balance on this credit facility. Our term loan facility obligations do not change based on changes in market interest rates.

LETTER FROM DAN ROSENSWEIG

Chegg was co-founded by Aayush Phumbhra while he was a student at Iowa State. He was frustrated by the costs of higher education, and by the fact that he needed a job to pay for school, but needed school to get a job. He addressed this “chicken and egg” problem by founding a student-centric resource called “Chegg.” Since that day, our mission has been to help students save time, save money and get smarter. Students struggle with college admissions, paying for school, succeeding in school and finding jobs after graduation. Amazingly, higher education has remained largely unchanged for decades, despite tectonic shifts in global economics and technology. Chegg is all about disrupting higher education by putting students first. It is important for investors to understand that putting students first drives decisions at Chegg, and we believe this is the key to creating long-term shareholder value.

Education is an important and very personal driver for me and my family, as it is for many people. My mother taught in a suburban public school for 39 years, while my mother-in-law was a Secretary to the Deans at the high school where my wife and I met. My wife and I are both products of the public education system, and we were both lucky enough to go to college. Today, we are reliving the college lifecycle through our two daughters, one who is currently at college and one who is about to leave for college. We know from personal experience that higher education – from applying to graduating – is stressful, confusing, costly, time-consuming and emotional. It’s hard to believe the process is so fragmented, inefficient and frankly messed up. It’s increasingly clear that the system isn’t focused on the needs of students or today’s economic or technological realities.

The facts tell a grim story. The cost of education is rising, public funding is being cut and families are being required to shoulder a growing financial burden. As a result, the opportunity for affordable higher education is becoming available to fewer people. Students are increasingly concerned about the return on their investment of time and money, and employers cite skills gaps that prevent recent college graduates from filling open jobs. Our future depends on a well-educated, highly-trained and well-skilled workforce, and we are failing. The question is, why isn’t everyone outraged?

The problem as we see it is that the education system is not focused on serving the primary consumer – the student. Our education system has evolved bureaucratically to conform to the needs of institutions, faculty, publishers and funders. Now, it’s time to put students first – to organize around the needs of each student as the consumer of education.

We have seen similar disruptions in many industries, including retail, entertainment, travel and communications, to name a few. In these cases, the real disruption has been the acknowledgement that the organizing principle for these industries should be around the actual consumer, not the channels built to reach them. While incumbents get disrupted, new companies with new technologies re-imagine the entire ecosystem with consumers at the center. With new capabilities and real-time data, disruptors are able to offer access and experiences that are cheaper and more personalized, valuable and convenient.

At Chegg, we see a world where the major challenges in the education ecosystem can be positively impacted by putting the emphasis squarely on students. We live in a time where technology enables new tools and capabilities that have the power to transform even the most intractable industries. Students are savvy, value-conscious, digital natives inclined to use technology for learning on-demand and in ways that are most helpful to them. They are not waiting for traditional institutions to evolve, they are moving with or without them.

We believe when we put students first, everyone in the ecosystem can benefit. Students can realize their potential, get a higher return on the time and money they invest and contribute more to society and the economy. Institutions and educators can graduate students who have more skills and who are more productive in the workforce. Publishers and content providers will be better able to provide curriculum that really matches students’ needs and help them thrive as a result.

We believe this opportunity exists today and this is what we are focused on building.

Chegg is best known for disrupting the price of textbooks. By creating and scaling a print textbook rental marketplace, we continue to help students save money while increasing their access to education and incurring less debt. In the process we gained millions of student fans who began to asking us to do more and more to help them save time, save money and get smarter.

Today, we are building the leading connected learning platform, serving approximately 40% of college-bound high school seniors and reaching approximately 30% of all college students in the United States. We provide services to find colleges and scholarships, reduce costs, stress and barriers to learning. Through the power of our Student Graph, we are able to leverage the collective actions and data of students and educators who engage with our platform. We are able to build a more personalized, relevant experience helping each student reach their potential. We will build, buy or partner to grow our platform of services to fill the increasing needs of students and lifelong learners, empowering them to get more value on the time and money spent on education.

Today, Chegg is helping to shape a new, more powerful education system by constantly asking what we can do to improve the opportunities of students.

We are only just beginning.

Chegg is really about connecting anyone who wants to learn with anything that can help them learn. We are about increasing education access and opportunity. For us, success will be when people feel like they are learning more easily, more conveniently, more affordably and more effectively for the outcomes they desire. We want the entire ecosystem to feel that if we put the students first, we all benefit. This is what inspires all of us every day at Chegg.

We hope that you will join us in our mission to help students save time, save money and get smarter. We look forward to building something big and impactful together.

Dan Rosensweig

BUSINESS

Our Philosophy

We put students first.

With our leading connected learning platform, we empower students who want to learn by helping them discover, gain affordable access to and use the most relevant learning materials and services for improving their opportunities in life.

Our mission is to help students save time, save money and get smarter.

Company Overview

Chegg is the leading student-first connected learning platform, empowering students to take control of their education to save time, save money and get smarter. We are driven by our passion to help students become active consumers in the educational process. Our integrated platform, which we call the Student Hub, offers products and services that students need throughout the college lifecycle, from choosing a college through graduation and beyond. Our Student Graph builds on the information generated through students’ and other participants’ use of our platform to increasingly enrich the experience for participants as it grows in scale and power the Student Hub. By helping students learn more in less time and at a lower cost, we help them improve the overall return on investment in education. In 2012, more than five million students used our platform.

We have approximately 180,000 unique titles in our print textbook library available for rent. We also offer more than 100,000 eTextbook titles. We have the ability to fulfill 90% of the textbook searches that students perform on our website. Our Homework Help service helps students solve problems and master challenging concepts on their own. We also offer free services to students, such as helping high school students find colleges and scholarship opportunities and helping college students decide which courses to take and find supplemental materials. These and other free services we offer are designed to round out the Student Hub as a one-stop destination for critical student needs. In 2012, we rented or sold over four million print textbooks and eTextbooks and approximately 320,000 students subscribed to our proprietary Homework Help service. We now reach approximately 30% of all college students and serve approximately 40% of all college-bound high school seniors in the United States. We intend to expand our user base to reach students beyond college, including graduate and professional school students and other lifelong learners.

We partner with other key constituents in the education ecosystem, such as publishers, colleges and brands, to provide a comprehensive, student-first connected learning platform. We currently source print textbooks, eTextbooks and supplemental materials directly or indirectly from major academic publishers in the United States, including Pearson, Cengage Learning, McGraw Hill, Wiley and MacMillan. We are working to become the digital distribution platform of choice for these publishers. We also partner with approximately 750 colleges in the United States to help them achieve greater efficiency in student recruiting by offering connections to interested students. We offer leading brands, such as Adobe, Microsoft and Red Bull, compelling marketing solutions for reaching the college demographic.

Industry Overview

Economic Challenges and New Technologies are Creating an Opportunity for Disruption in Education.

The education industry is one of the largest and most important sectors of the economy. The U.S. Department of Education estimated that in the United States in 2012 there were 18.5 million college undergraduate students. Based on data from the U.S. Department of Education and the U.S. Department of Labor, we estimate that there are approximately 2.2 million college-bound high school students in the graduating class of 2012. Success in education is a primary driver of economic well-being, quality of life and self-actualization.

Getting an education remains one of the largest investments of time and money individuals or their families will make in life, and the cost of getting an education continues to rise. According to the College Board, the average annual cost of tuition, fees, room and board and textbooks for attending a four-year public or private college in the United States is $17,860 and $39,518, respectively, and has risen more than 45% and 25%, respectively, over the past ten years. Textbooks and supplies alone cost students approximately $1,200 per year, an increase of approximately 50% over the last decade. As a result, the opportunity for affordable higher education is becoming available to fewer people.

The challenging macroeconomic backdrop has put pressure on colleges, governments and families, and has ultimately deprived students of needed resources. As the cost of education is rising, public funding of higher education is declining amid serial state and federal budget crises. States’ spending on higher education has plummeted 28% between 2008 and 2013 according to the Center on Budget and Policy Priorities.

Technology is now available that can make education more personalized, efficient and cost effective, driving a higher return on students’ investment of time and money. Today’s students have not known a world without the Internet, broadband, wireless and mobile connectivity. As a result, these “digital natives” demand to get what they want, when they want it, how they want it and at a value that makes sense to them. Governments, colleges, educators and publishers are generally led, managed and staffed primarily by people for whom much of the advanced development of the technology revolution happened in adulthood. These “digital immigrants” have been slower to adapt to these changes causing an increasing divide between the needs of students and the focus of the other participants in the education ecosystem. Technology provides the tools to disrupt the education ecosystem and can help this generation re-imagine learning opportunities. New communication tools, the proliferation of connected devices and the ability to use data analytics to personalize experiences has created new opportunities and formats for students to learn.

The College Lifecycle Is Complex, Challenging and More Stressful than It Needs to Be.

The key phases of the education process are planning for college, attending college, transitioning from college to the workforce and finally, with the continuing rapid evolution of the economy, keeping their education relevant and current throughout their working lives. Each of these phases is complex, stressful, time-consuming and costly, and when combined with the difficulty of paying for college, puts tremendous burdens on students and their families.

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Planning for College. High school students planning for college need to research available educational opportunities, prepare and apply for admission and figure out how to pay for their education. For students aspiring to attend the nation’s most selective colleges, there is growing global competition for campus seats that has remained largely unchanged for decades. Admissions rates at the nation’s most selective colleges have fallen below 10% as self-reported by the top 10 colleges ranked on selectivity. Low admission rates support elite rankings for these colleges, but do not serve the needs of the students, meaning students are investing time, effort and money on applications that have a low likelihood of acceptance.

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Attending College. College can be a fun but stressful time in students’ lives as they focus on learning life skills, technical skills and career skills, while growing as much as they can before entering or taking the next step in the workforce. To accomplish these things, many students need help paying for college, picking classes and professors, finding supplemental materials, mastering concepts and preparing for exams in addition to traditional classroom instruction and required course materials.

The decline in government spending on higher education leaves students and their families shouldering a higher percentage of rising education costs, which they have done by incurring record levels of student loan debt. According to the Institute for College Access and Success, 66% of 2011 college graduates had student loan debt, with an average balance of $26,600 per borrower. There was over $1 trillion of outstanding U.S. student loan debt as of March 2012 according to the Consumer Financial Protection Bureau, surpassing the total amount of U.S. credit card debt.

Contributing to rising costs and indebtedness is the longer time it generally takes for students to graduate from college. Only 38% of first-time, full-time college students seeking a bachelor’s degree at a four-year institution complete that degree within four years, according to the U.S. Department of Education, National Center for Education Statistics. As it takes more time to graduate, incremental costs are incurred and the higher wages associated with a degree are delayed.

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Transition to the Workforce. As they approach graduation and transition into the workforce, students need to ensure they acquire industry-specific skills and figure out how to find both employment and additional education opportunities. According to an April 2013 survey by Accenture, approximately two-thirds of 2011 and 2012 college graduates said they would need additional training to obtain their desired job, and 41% said they were underemployed and working in jobs that do not require their college degrees. These statistics suggest that there is a significant mismatch between the skills that students acquire in college and those that employers need and seek. Further, as technology increases the speed of change, graduates must remain students throughout their working lives.

The Education Ecosystem Must Adapt to Serve the Changing Landscape.

While the education ecosystem is broad, we believe serving the student has not been the focus for many constituents in the ecosystem, which has driven higher costs, a mismatch between required skills and outcomes and other inefficiencies.

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Challenges for Publishers and Other Content Providers. Traditionally, publishers built their business model around selling new textbooks. College students reacted to the model by purchasing used textbooks to save money. According to Student Monitor, textbook rental has emerged as a powerful alternative to textbook purchase, with 31% of four-year college students renting textbooks in 2012. Publishers generally have relied on the passive model of putting materials on bookstore shelves and waiting for students to find them. Because publishers have not historically had the ability to engage with students directly, they have lacked the information or means to understand when a student is most likely to benefit from additional content, what form that content should take and how to proactively serve it up. As content is becoming increasingly digital, publishers are seeking new platforms to distribute and monetize content beyond print textbooks and need the ability to deliver these materials around tests and finals, or throughout the academic term, whenever students need them most.

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Challenges for Colleges and Educators. Colleges, professors and other educators need to find ways to do more with less and extend their reach and impact. According to Noel-Levitz Higher Education Consulting, the average marketing cost per enrolled student for four-year public and private colleges was approximately $460 and $2,200 per student, respectively. Based on data collected from reports published by Noel-Levitz Higher Education Consulting and other publicly available sources, we estimate that colleges spend more than $6.5 billion annually to recruit potential students, excluding amounts spent to recruit transfer students and graduate students. Colleges need to find more efficient ways to find the right students, so they can put scarce resources to better use in actually educating students.

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Challenges for Brands. In college, students are forming brand associations that will often stay with them for the rest of their lives. Brands are constantly seeking ways to connect with the attractive but hard-to-reach student demographic as it moves away from traditional media. The total annual discretionary spending of the college student demographic in 2012 was approximately $120 billion according to re:fuel and Crux Research.

Market Opportunity

Today’s technology and the scalability it enables create an unprecedented opportunity to improve educational content, availability, personalization, relevance and outcomes while lowering costs for students and the rest of the education ecosystem. Students are driving disruption within the education ecosystem by using technology. We believe this dynamic presents a substantial opportunity for a student-focused connected learning platform that leverages technology and information to serve students and fundamentally help them get the desired education, experience and skillset at a lower cost throughout their life.

Students need an easy-to-use, centralized platform that empowers them to discover a broad variety of products and services that are relevant to their individual needs. The platform must leverage rich data and analytics at a broad scale to serve students’ needs and provide a compelling and seamless user experience both online and offline across the technology platforms they use. Above all, students need an environment that makes their lives easier and more productive, and helps them save time, save money and get smarter. More specifically, we see tremendous opportunity for a connected learning platform that can help students to:

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Reduce the Cost of Education and the Magnitude of Borrowing, and Yield a Better Return on Investment. Students need to find ways to reduce the cost of education. If students are able to perform price comparison on used books, rental sources and digital formats online, they can save time and money. Students need easier access to appropriate scholarships based on more than just their academic performance to help them lower their overall debt load and expand their options for affordable learning. In addition, students need course reviews, required course materials and supplemental materials to manage their education, make more informed choices about where they spend their money and make better use of their time.

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Navigate the Enrollment Process and Find the Right Colleges and Graduate Schools. Technology can and should enable increased transparency for high school students as they research colleges, and college students as they research graduate schools, by providing information that is critical for their decision-making process. In addition, students need a platform that can match them with the colleges and graduate schools that are interested in them. If students were able to receive targeted inbound communication from the colleges more likely to accept them and have a greater understanding of their acceptance prospects at colleges of interest, they could save time and money. In addition, if they were able to present themselves to colleges as more than just a GPA and test score, they would be more likely to be matched with colleges that fit both their needs and their personalities and where they would be more likely to succeed.

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Learn Anytime, Anywhere. The more options students have in the way they are able to learn, particularly with respect to time, location and learning style, the more likely they are to be successful and graduate on time. Digital content and interactivity can enable greater access to both required and supplemental learning materials, while the Internet allows for the delivery of course lectures and information online, potentially freeing students and colleges from structural barriers like schedules, geography, location and classroom size. In addition, massively open online courses, or MOOCs, provide students the opportunity to master a subject through resources outside the walls of their primary college, but often students at MOOCs need books and other materials from locations without ready access to a bookstore with the required materials. Students need help navigating all of their options and finding the right materials in the right format so they can gain skills while saving time and money, while taking advantage of the alternative locations or alternative delivery channels such as MOOCs.

The options available for students to learn from traditional colleges, professors and other educators and new educational environments are increasing at a rapid rate. Competition should lead to lower costs, better options and increased quality. Additional information, such as recommendations and reviews of colleges, classes, professors and course materials can also improve a student’s experience. Similarly, internships are increasingly important in preparing for higher paying jobs in the workforce. The challenge and the opportunity is to provide a platform for student-driven discovery and development of resources to help them expand their options and make better choices.

Our Solution

Chegg is the leading student-first connected learning platform, empowering students to take control of their education to save time, save money and get smarter. The two fundamental components of our offering are:

•	The Student Hub. We have developed the Student Hub, a technology platform that serves the needs of millions of students by providing the most relevant and impactful required and supplemental content,

products and services that help students save time, save money and get smarter. We designed the Student Hub to provide an unparalleled ability to serve students. It allows us to offer students a compelling and seamless user experience centered around them while offering them the most relevant products and services developed internally and externally through partnerships with publishers, colleges, educators and brands. As students’ engagement with the Student Hub increases, the value of the platform to other constituents in the education ecosystem increases. In addition, the Student Hub allows us to organize and offer a broad variety of products and services, leveraging contextually relevant content from a wide array of sources. Finally, it allows us to operate at scale across multiple technology platforms, devices and browsers. For more information about the development of our mobile solutions, see “—Technology and Platform Integration” below.

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The Student Graph. The Student Graph is what brings the Student Hub to life. The nodes in the Student Graph currently consist of students and the content and services we offer and those offered by educators publishers and other content providers, or anything else in our network with which students may interact. The Student Graph also includes information we access from public and private sources to integrate into our platform, such as course catalogs, professors, required course materials, textbook information, information on colleges and scholarship data.

When a student first engages with our platform, such as by searching for a book or asking a question, we apply our knowledge of colleges, courses, curriculum and required materials to begin to understand which college that student goes to, what her major might be, and what her course schedule might look like. Using this information and other cues from the student, we automatically create and deliver her own personalized “Academic Profile” — an individualized manifestation of the Student Graph. Students are then able to discover, with virtually no effort, a variety of relevant resources, such as supplemental materials, Homework Help and scholarships that are uniquely tailored to them as individuals. As a result, when students continue to engage with us they are more willing to share information because they see a benefit from it. Over time, students can contribute to, or update information in, the Academic Profile, allowing us to learn more about the student and offer an even more personalized and relevant experience on our platform, including better tailored suggestions for content and services. We plan to allow students to add more information to their Academic Profile, which will further inform the Student Graph. Our proprietary technology and the Student Graph are the primary drivers of personalization, discovery and relevance on the Student Hub.

The power of the Chegg platform allows us to offer value to students at any point in their educational lifecycle, including:

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Reducing the Cost of Education and the Magnitude of Borrowing, and Yielding a Higher Return on Investment. Our platform helps students learn more in less time while saving money which increases their return on investment. When students rent textbooks from us, they are able to save 70% on average off the corresponding list price, and 50% on average off of our sale price, for those textbooks. The services that we offer are designed to help students gain needed skills and graduate more quickly, thereby reducing the cost of their overall education and improving learning. We also help students pay for college by automatically matching their backgrounds, credentials, personal interests and goals against our robust database of scholarship opportunities to automatically provide scholarship opportunities the student may not have otherwise found.

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Researching and Connecting with Colleges. When high school students come to us for help with admissions, they tell us which schools they are interested in and we help them find colleges and graduate schools that best fit their credentials, interests, passions and aspirations. At their request, we then present to colleges student profiles that include more than just a GPA and test score. In doing so, we are establishing a relationship with a student even before college. We then have the opportunity to build on that relationship when the student is accepted and matriculates into college.

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Attending College and Anytime, Anywhere Learning. We help students find required course materials and other resources that can help them master a subject efficiently and cost effectively. As such, we seek to provide a broad range of learning materials, course solutions and other content. This includes textbooks, supplemental materials and our Homework Help service, which allows students to get immediate help practically anytime. We deliver these materials in physical format as well as on their desktops, laptops, tablets and smart phones. Our philosophy to put the students’ needs first drives what we carry and how we deliver it. In the future we plan to help them connect with their classmates, professors, tutors and other individuals that will help them save time, save money and get smarter.

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Designing a Course of Study to Produce Better Outcomes. Our Courses service provides college students with information that helps them design their course and education path and choose the most effective courses on campus or online, day or night, based on their major, college and educational goals. By providing ratings and reviews down to the professor level, we are able to help students make better choices about where they spend their time and money.

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Finding Additional Services. Benefiting from an ongoing relationship with individual students, we are able to help them discover more services to make the college experience better. We can serve up additional learning or financial aid opportunities and new services as they emerge.

As we continue to grow our platform, we believe it will become increasingly valuable to the education ecosystem, by providing:

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Benefits for Publishers and Other Content Providers. As we serve students with their learning content needs, we have become a powerful distribution channel for publishers to monetize educational content throughout the academic year. We can help introduce course materials and other supplements around tests and finals, or throughout the academic year, whenever they need the materials most. As more and more content becomes available in digital format, we are becoming a leading platform for both established and emerging content providers, including MOOCs and third-party services.

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Benefits for Colleges and Educators. As we are helping students to learn about colleges that want to reach them, we provide a mirrored benefit to these colleges who work closely with us to help fill or shape their enrollment and reach interested students that are most likely to stay and graduate. Rather than spending hundreds or thousands of dollars per enrollment, colleges that use our enrollment marketing services can realize recruiting costs of generally less than $100 per student enrollment generated through our enrollment marketing services, and, we believe, are better able to shape their incoming class, reducing transfers and drop-outs.

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Benefits for Brands. As we stay true to our student-first philosophy, we bring select brands with relevant products, services, samples or discounts to delight our students. We reach approximately 30% of undergraduate college students in the United States. As a result, brands benefit from the year-round access that we provide to this attractive but hard-to-reach audience.

Our Strengths

We are the leading student-first connected learning platform. We are an innovator in the discovery and delivery to students of content and services when they need it, and we have developed and are leveraging the following key competitive strengths:

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We Put Students First. Our focus on fulfilling the needs of students has enabled us to build the largest online student-focused network in the United States. We help students sort through the fragmentation of resources, agencies and tools that they must navigate to successfully find a college, pay for it, obtain required and supplemental materials, learn, graduate and ultimately find a job.

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Our Business Model has Powerful Network Effects. We believe that the value we deliver to all participants in our network increases as we increase the number and variety of participants and the content and services they contribute. A larger student base creates more engagement with our platform, increasing the volume of information we use to improve and better personalize the experience for each student. At the same time to the extent that more publishers and content providers leverage our platform for discovery and distribution, we are able to help students discover and procure more relevant content and materials as they seek to learn from the most personally efficient and highest value content. The more students use our platform, the more opportunity we create for partners, providing even more relevant products and services to students, thus attracting more students and continuing the virtuous cycle.

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We Have Leading Brand Recognition and Trust. Our brand is known for putting students first and helping them save time, save money and get smarter. We are the leading textbook rental brand with students, according to a survey by Bowker’s Book Industry Study Group. Based on a survey we conducted of our customers, over 80% indicated they had recommended or were highly likely to recommend our brand. According to Student Monitor, 47% of students who use Chegg became aware of Chegg from a friend or classmate. We believe that our ability to provide relevant, useful and cost effective products and solutions for students has made our brand known for empowering students to take control of their education.

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We Enable Discovery and Personalization of Student-Related Services. Our technology platform enables us to create a unique, personalized experience for each student, matching students with our core services, as well as products and services from educators, publishers and other content providers, brands and, eventually, third-party developers.

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We Have a Robust Technology Platform. Our highly scalable and cloud-based proprietary technology platform has been developed and refined over time to address the evolving needs of students. Our multiplatform, web-based eTextbook Reader software has been designed for use across all web-enabled devices and includes popular features such as the ability to embed notes and highlight text. Our supply chain systems use real-time data and analysis to make dynamic pricing and sourcing decisions. Our technology enables seamless integration of services using algorithmic data analysis to create derived relationships of our services to students. Our technology offerings have evolved both organically and through acquisitions, and we have also invested in technology to facilitate our future expansion into other services, including “hybrid” mobile apps, search and merchandise-related e-commerce.

Our Strategy

Our mission is to help students save time, save money and get smarter. We want to empower everyone who wants to learn by making helpful educational content and services discoverable, affordable and convenient. The key elements of our strategy include:

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Continue to Build the Chegg Brand. We intend to build trust and loyalty in our brand by delivering products and services that live up to our promise to help students save time, save money and get smarter and by delivering delight to students and continually improving the students’ experience on our platform. We intend to increase the reach and awareness of the Chegg brand including by using traditional and social marketing methods, expanding our cause marketing and on campus activities.

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Expand Reach with College Students, High School Students and Lifelong Learners. We intend to expand our user base by leveraging our position at natural entry points to the education ecosystem, such as high school students searching for information about colleges and scholarships and, once in college, the purchase of required course materials. We plan to augment this by employing other marketing channels, which include word-of-mouth referrals, online advertising, search engine marketing, social media and, ultimately, the network effects of our platform. We intend to expand our user base to reach students beyond college, including graduate and professional school students and at all stages of their working lives.

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Adding New Services and Content to Better Serve Students. We plan to broaden our range of content and services to better address student needs, improve the student experience, and extend the duration of our student relationships across time, platforms and devices. For example, by the end of 2013, we plan to give students the capability to connect with each other, as well as their instructors and teaching assistants, to create a connected network for them to communicate, share and help each other learn. We believe this will help us build awareness and encourage engagement with other Chegg services, as students who are already part of the Chegg network invite fellow students to join their class and school network on Chegg. We anticipate that the transition to eTextbooks and other digital resources will allow us to offer a greater catalog of content and services. As we continue to expand beyond textbooks, we plan to offer “freemium” digital services to help onboard students onto our platform. Finally, expanded mobile offerings will support ongoing daily relevance with students. We may expand our offerings and platform through internal development, partnerships, third-party development on our open platform or through acquisitions.

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Increase Monetization of Marketing Services. We intend to leverage our enrollment marketing platform to increase monetization of potential leads by demonstrating our value proposition to more colleges, which will increase the number of paying colleges as the number of students and leads per student increases. We intend to build awareness of our brand advertising by piloting innovative campaigns with brands to deepen penetration among existing clients and create referenceable accounts.

The Student Hub

Through the Student Hub, we offer a combination of products and services for students, enrollment marketing services and brand advertising all organized around our commitment to put students first.

Products and Services for Students

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Print Textbooks. We have approximately 180,000 unique titles in our print textbook library available for rent. We have the ability to fulfill 90% of the textbook searches that students perform on our website. Most of our transactions are rentals, although we also offer both new and used books for sale at a slight markup to our acquisition cost. We offer a compelling value proposition to students as our rental price is significantly lower than the purchase price of a new or used book. We ship orders to students in a distinctive orange Chegg box that typically arrives within three business days. At the end of the academic term, students are able to return a rented textbook in this same box for free. We also offer “Instant Access” to eTextbooks, which is a one-week free trial of our eTextbook service, allowing the student to access the eTextbook while the print copy is in transit. In 2012, approximately 50% of students who had Instant Access utilized the service. We believe this service is unique to Chegg and is a great way to introduce students to the eTextbook experience.

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eTextbooks. We offer more than 100,000 eTextbook titles, which we license generally for a period similar to the rental period for print textbooks and which we market to students as an electronic rental. All eTextbooks obtained from Chegg are accessed through our proprietary HTML5-web-based eTextbook Reader. Our eTextbook Reader provides students with access to eTextbooks on laptops, tablets and smart phones, providing access anytime, anywhere a student is connected to the Internet, and giving students the ability to save a portion of the book for offline access. Our eTextbook Reader enables fast and easy navigation, keyword search, and the ability to highlight text, take notes, and preserve those notes in an online notepad with persistence of highlighting and notes across platforms. We also enable “crowdsourced” notes and highlights that enable students to share their notes and highlights and essentially create chapter-by-chapter study guides. In 2012, we rented or sold over four million print textbooks and eTextbooks.

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Supplemental Materials. In addition to textbooks, we offer students access to other materials from publishers, professors, students and subject matter experts. This includes related materials like study guides, lab manuals or digital services provided by publishers, commonly known as “Whole Course Solutions” or “Integrated Learning Systems.” We tailor our merchandising of these materials based on the student’s core textbook or course.

•	Homework Help. Our Homework Help service helps students master challenging concepts on their own, whereas in the past they may have been discouraged or had to resort to inconvenient and expensive tutoring. For approximately 3,000 high demand print textbooks, primarily in science, technology, engineering and math and business, we offer “Textbook Solutions,” which are step-by-step answers to the questions at the end of each chapter in a student’s textbook. For other questions, we offer our “24/7 Online Study Help service,” where a student can ask a question on our website, and our community of users on the 24/7 Online Study Help service provides detailed answers, typically within four hours. Students who receive an answer can rate each response they receive. The 24/7 Online Study Help Service is a social platform where users can serve as resources for one another, but we do not review materials submitted by users for accuracy, timeliness or other factors. The rating system creates a way for the user community to regulate the quality and accuracy of those responses. A student can subscribe to Homework Help on either a monthly or annual basis. We generally offer subscriptions to our Homework Help service for $14.95 per month or $74.95 per year, but we may change our pricing for this service in the future. This service is available on our website and via mobile devices.

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Textbook Buyback. We offer students the ability to sell us their textbooks, even if they were not originally purchased from us, and in turn we offer these textbooks to other students for purchase or rent, or we sell them to wholesalers. Students provide us with the ISBN of each textbook they are willing to sell, and we let them know how much we are willing to pay based on our real-time market driven algorithms. If our offer is accepted, we provide a pre-printed label and shipping instructions.

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Courses. With our Courses service, students can click on courses they are currently taking or are considering taking and we will provide information on that course, including required, optional and supplemental content relevant to that course. We have an up-to-date database of the courses for most colleges in the United States. For many of these courses, our database also includes reviews and ratings from past students in the class, average grade earned and other information that helps students determine which class is best for them. Students can rate any course at the college they attend. When a student returns a textbook to us upon completing a course, we ask them to rate the course and the professor. We currently have more than 80,000 courses in our database that have at least five Chegg students enrolled in them. We currently do not charge students for our Courses service, but may do so in the future.

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College Admissions and Scholarship Services. Our College Admissions and Scholarship Services currently serve approximately 40% of all college-bound high school seniors in the United States allowing them to highlight their interests, passions and personalities in a way that transcripts and standardized tests do not. Our goal is to connect high school students to the “best fit” educational and scholarship opportunities at colleges. Our goal is to present relevant matches for each student, and, in the process, reduce stress, time and costs, while improving student satisfaction and graduation rates. Our “CollegeMatch” algorithm helps students create a list of “reach”, “target” and “safety” schools, and the opportunity to learn more about schools on their list. On Chegg.com, we have begun to connect community and junior college students with “best fit” possibilities to transfer to four-year colleges, based on their profile information, and we have also begun to connect college students with graduate school opportunities. If a student expresses an interest in, or her profile matches the interest of, a college in our network, we offer the student an opportunity to connect with that college. Students in high school or college can use our “Scholarship Match” tool to create a profile, which usually includes information such as their high school, GPA, intended major, demographic background, college preferences and areas of interest. Based on this information, our tool can connect these students with scholarship opportunities based on their profiles from a total database of more than $1 billion in scholarship awards.

Enrollment Marketing Services

We provide approximately 750 colleges with admission and transfer support through our enrollment marketing services. Using the information from the more than one million college-bound high school students who fill out a profile using our College Admissions and Scholarship Services, we provide colleges with qualified leads to potential candidates and help them shape their classes much more cost effectively. The leads can be based either on students’ expressed preference for a particular college or matching students’ general preferences with college profiles. We only provide student contact information to colleges after the student has agreed to be referred.

Colleges pay for these services on a per-lead basis or on a subscription fee basis. For colleges, we help significantly reduce the costs of recruiting and support enrollment and retention rates. Rather than spending hundreds or thousands of dollars per enrollment, colleges that use our enrollment marketing services can realize recruiting costs of generally less than $100 per student enrolled through our enrollment marketing services, and we believe they are better able to shape their incoming class, reducing transfers and drop-outs by using our services.

Brand Advertising

We offer unique and compelling ways for brands with relevant products and services to reach and engage college students at student life transitions such as preparing for college, preparing for back-to-school or as they approach graduation. We work closely with brands to integrate their services and products with ours. Our brand advertising services include digital advertising on our platform, product samples, discounts and other promotions shipped directly to students in our distinctive orange Chegg boxes and experiential offerings that may include, for example, on-campus events, sponsorships and other brand ambassador work. For example, we co-sponsored a contest among college and high school students for Taylor Swift to perform at the winner’s school. Microsoft sponsored a “Free Study Week,” which included free access to our Homework Help service, as well as additional study materials, and Hulu has offered a free month of its streaming service to Chegg students. For the year ended December 31, 2012, we had advertising contracts with 17 consumer brands.

Technology and Platform Integration

Our technology is designed to create a connected learning platform that is built to enable our future growth at scale. We employ technological innovations whenever possible to increase efficiency and scale in our business. Our products rely upon and leverage the information underlying the Student Graph. We will continue to invest in building technologies around our data, search and solutions. The key elements of our technology platform are described below:

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Personalization and Merchandising Technology. We use hybrid filtering techniques to process student-provided information and other forms of structured and unstructured data, along with algorithmic analysis, to provide students with relevant search results and product recommendations. We create a personalized experience for each student throughout our platform, building awareness of our multiple services, and also connecting them with opportunities through third-party partners and brands. As a simple example, towards the end of the academic term that customized homepage may remind a student how and when to return his or her rented textbook, encourage him or her to sell books back to us for cash, or prompt him or her to rate and review courses. We are able to accomplish this personalization and customization as a result of the Student Graph and our search technology.

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Student Graph. Our Student Graph is the accumulation of the collective activity of students in our network. Students provide us information each time they engage with our platform. The Student Graph also includes information we access from public and private sources to integrate into our platform such as course catalogs, professors, required course materials, textbook information, information about colleges and scholarship data. We are able to collect, organize and process this information to algorithmically create a personalized homepage for each student on our network. The Academic Profile is the individualized manifestation of the Student Graph. We plan to launch a public-facing version of the Academic Profile that is editable by the student for personal branding and reputation building, which will also have the benefit of contributing additional information to the Student Graph.

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Search. Search is an easy on-ramp for students to discover all of our services. Students can search by book, ISBN, author’s name or course. Most students come to us for textbook rentals, and in our search results we not only provide the relevant textbooks, but also begin to build awareness of our other services. For instance, when a student searches for a textbook, we may display a free Homework Help offer where we have Textbook Solutions for that textbook. We also provide personalized search results based on information in the Student Graph and the student’s Academic Profile.

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Data Sourcing and Graph Technology. Not all information relevant to students on our platform is made available by service, product, list or user-input. Therefore, we have established a means to collect disparate, distributed sets of data via proprietary technology. For example, we access data from public and private sources to integrate into our platform to inform our decisions about our textbook catalog and pricing and build our up-to-date database of courses for most colleges in the United States.

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Mobile Solutions. We have mobile applications on iOS and Windows 8, and we plan to expand to the Android platform. Our mobile apps are built as hybrid applications leveraging the Chegg application programming interface, or API, and server-side HTML5. We also maintain a mobile version of our website: m.chegg.com. Taking advantage of capabilities unique to the mobile platform, we offer some functionality on mobile that is not available on our website, such as textbook barcode scanning for price comparisons, Chegg Flashcards and Chegg Textbook Solutions.

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Open Platform. We have established a proprietary API layer that enables us to extend our product and service offerings to additional, relevant business partners. We have not yet opened our platform to third parties; however, we have established five use cases and have applied unique technology to each case, with the aim of providing students with access to relevant products and services beyond those that we have developed or provided on our website, including native mobile apps, hub apps, bridge to third-party tools, an externalizing catalog and Platform-as-a-Service.

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Content Conversion Platform. We have developed a proprietary set of technologies that ingests each publisher’s unique source files and creates HTML5-based documents. Our web-based eTextbook Reader, which is embedded with digital rights management, allows us to provide our content across technology platforms, have a deep understanding of how content is consumed and deliver content securely.

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Real-time Sourcing and Pricing Technologies. We have internally developed proprietary pricing and sourcing systems which consider market price, content selection and availability, as well as other factors, in determining price and origin of content and services we offer to students.

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Infrastructure. Our technology resides at a major cloud-hosting provider divided between two U.S. regions (East Coast/West Coast). We use one region for our test/development/stage/failover environment and the other for our production environment. We are in the process of building the means to spread our production environment across three U.S. regions. The architecture is also designed to provide for international expansion if we expand into new international markets.

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Network Security. Our platform includes encryption, antivirus, firewall and patch-management technologies to help protect our systems distributed across cloud-hosting providers and our business offices.

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Internal Management Systems. We rely on third-party technology solutions and products as well as internally developed and proprietary systems, in which we have made substantial investment, to provide rapid, high-quality customer service, internal communication, software development, deployment and maintenance.

Customers

In 2012, approximately two million individuals paid for our services directed at college students. We currently provide enrollment marketing services to approximately 750 colleges, including public colleges, such as Florida International, Michigan State, Rutgers, Texas Tech, UCLA and Virginia Tech, and private colleges, such as Azusa Pacific, Baylor, Duke, Notre Dame, Princeton and the University of Tampa. We have conducted national campaigns with a number of brands attractive to college students including Adobe, HP, Hulu, Intuit, Microsoft, Red Bull, Serve from American Express, Taylor Swift and Wrigley. For the year ended December 31, 2012, we had advertising contracts with 17 consumer brands.

Marketing

Students

We use several major direct marketing channels relevant to students. We deploy search engine optimization, or SEO, techniques designed to increase the visibility of Chegg.com content in organic, unpaid search engine result listings. We supplement our SEO efforts through search engine marketing using keyword simulation and bid management tools to analyze and categorize search keywords, optimize bidding, increase impressions and drive conversion. We also use display marketing to drive awareness of our brand and services by running display ads on major online and mobile advertising networks, such as Google Display Network. We integrate our textbook services on affiliates’ websites and work with a large ad network that recruits individual online affiliates in exchange for pre-determined revenue share or commissions. We utilize three types of email marketing campaigns: onboarding programs to drive activation and retention, personalized cross-sell campaigns to deepen engagement and promotional campaigns to drive sales and interests. We use social media to manage organic and paid programs across top websites, including Facebook, Twitter and YouTube. We also acquire and engage students through content generated by student bloggers, syndicated through partners, around key student concerns and interests such as admissions, resume preparation, transition to college and picking a major.

Through our campus activation programs, we partner with brands to bring entertainment events, such as concerts, trial promotions, on campus ambassadors and product giveaways to students. We also engage students on campus to help them elevate their voice behind timely social issues beyond academics, such as the Student Voice campaign tied to the 2012 presidential election. The Chegg for Good program connects students and employees with partners to engage them in causes related to education and the environment. We work with the non-profit American Forest to plant trees around the world and our funding has enabled the planting of more than five million trees to date. As part of our College Admissions and Scholarship Services marketing efforts, we identify select partner organizations who offer complementary content and services that support students in exploring colleges. We enable these partner organizations to use our college match service through their websites to enable students to request information about colleges of interest.

Colleges

We secure contracts with colleges through direct sales by our field sales organization, which sells enrollment marketing services to college admissions offices. This sales organization is comprised of account executives responsible for new business and client success managers responsible for renewing and growing existing client relationships. See “—The Student Hub—Enrollment Marketing Services” and “—Customers” above for more information about our enrollment marketing services.

Brands

We secure contracts with brands through direct sales by our field sales organization, which focuses on selling to large brand advertisers and advertising agencies seeking to reach and engage college students. We look for “win-win-win” opportunities with brands that support both Chegg’s and the brands’ businesses, but also help students save time, save money and get smarter. In this manner, these efforts serve to attract and retain not only brands but also students. See “—The Student Hub—Brand Advertising” and “—Customers” above for more information about our brand advertising services.

Student Advocacy

We are committed to providing a high level of customer service to our students. We trust our students, understand the critical role our products and services have in their education and strive to resolve all problems quickly and thoroughly. Our student advocacy team can be reached directly through phone, email and online chat during business hours. We also proactively monitor social media to identify and solve problems before we are otherwise informed of their existence. We endeavor to respond to students’ concerns within five minutes.

Competition

While we do not have any competitors that compete with us across our business in its entirety, we face significant competition in each aspect of our business, and we expect such competition to increase. The actual and potential competition in each of our primary areas of operations is described below.

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Products and Services for Students. The market for textbooks and supplemental materials is intensely competitive and subject to rapid change. We face competition from college bookstores, some of which are operated by Follett and Barnes & Noble, online marketplaces such as Amazon.com, eBay.com and Half.com, and providers of eTextbooks such as Apple iTunes, CourseSmart and Blackboard, as well as various private textbook rental websites. Many students purchase from multiple textbook providers, are highly price sensitive and can easily shift spending from one provider or format to another. As a consequence, our print textbook business competes primarily on price. Our eTextbook business competes on price, selection and the functionality and compatibility of our eTextbook Reader across a wide variety of desktop and mobile devices. With respect to the other non-print products and services that we offer to students, our competitors include companies that offer students study materials and educational content such as publishers, Web Assign and other smaller tutorial services.

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Enrollment Marketing Services. With respect to our enrollment marketing services, we compete against traditional methods of student recruitment, including student data providers such as The College Board, radio, television and Internet advertising and print mail marketing programs. In this area, we compete primarily on the basis of the number of high-quality connections between prospective students and institutions of higher learning we are able to provide as well as on price. We are able to create these connections by providing prospective students with an easy-to-use platform to input their academic information and aspirations, learn about colleges, locate scholarships and financial aid and facilitate and streamline the application process.

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Brands. With respect to brands, we compete with online and offline outlets that generate revenue from advertisers and marketers, especially those that target high school and college students. In this area, we seek to partner with brands that have offerings that will interest or delight students. We provide these brands with preferential access to our audience, which we believe represents a highly engaged portion of the target demographic of our brand partners.

We believe that we have competitive strengths, some of which are discussed above, that position us favorably in each aspect of our business. However, the education industry is evolving rapidly and is becoming increasingly competitive. A variety of business models are being pursued or may be considered for the provision of print textbooks, some of which may be more profitable or successful than our business model. For example, a recent Supreme Court decision may make it easier for third parties to import low-cost “gray market” textbooks for resale in the United States, and these textbooks may compete with our offerings. In addition, Follett has partnered with some colleges through its includED program, which allows schools to deliver required course materials directly to students by including them in the cost of college as part of tuition and fees. Such alternative models and strategic alliances may compete favorably with our print textbook rental business because of the added convenience they offer to students, which may result in reduced textbook rentals, our loss of market share and reduced revenue. Furthermore, to the extent that eTextbooks increase in popularity, this will greatly reduce the capital requirements that currently serve as a barrier to entry in the textbook distribution market and may result in increased competition.

For additional information, see “Risk Factors—We face significant competition in each aspect of our business and we expect such competition to increase”; and “Risk Factors—We operate in a rapidly changing market and our business model is evolving. If we do not successfully adapt to known or unforeseen market developments, our business and financial condition could be materially and adversely affected.”

Intellectual Property

We use proprietary technology to operate our business and our success depends, in part, on our ability to protect our technology and intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as contractual restrictions, to establish and protect our intellectual property. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

As of March 31, 2013, we had filed 28 patent applications, primarily in the United States, but had no issued patents. We own three U.S. registered copyrights and have unregistered copyrights in our eTextbook Reader software, software documentation, marketing materials and website content that we develop. We own the registered U.S. trademarks “Chegg,” “Chegg.com,” “Chegg for Good,” “CourseRank,” “Cramster,” “Zinch” and “#1 In Textbook Rentals,” among others as well as a variety of service marks. We own over 250 registered domain names. We also have a number of pending trademark applications in the United States and foreign jurisdictions and unregistered marks that we use to promote our brand. From time to time we expect to file additional patent, copyright and trademark applications in the United States and abroad.

For additional information, see “Risk Factors—If publishers refuse to grant us distribution rights to digital content on acceptable terms or terminate their agreements with us, or if we are unable to adequately protect their digital content rights, our business could be adversely affected”; “Risk Factors—If we become subject to liability for the Internet content that we publish or that is uploaded to our websites by students, our results of operations could be adversely affected”; “Risk Factors—Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial results”; “Risk Factors—We are, and may in the future be, subject to intellectual property claims, which are costly to defend and could harm our business and operating results”; “Risk Factors—Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information”; and “Risk Factors—If we are unable to protect our domain names, our reputation and brand could be adversely affected.”

Privacy and Government Regulation

We are subject to a number of laws and regulations that affect companies conducting business on the Internet and in the education industry, many of which are still evolving and could be interpreted in ways that could harm our business. The manner in which existing laws and regulations will be applied to the Internet and students in general and how they will relate to our business in particular, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, defamation, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, content regulation, financial aid, scholarships, student matriculation and recruitment, quality of products and services and intellectual property ownership and infringement.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and in some cases internationally, that have a direct impact on our business and operations. For example:

•

The CAN-SPAM Act of 2003 and similar laws adopted by a number of states, which regulate unsolicited commercial e-mails, create criminal penalties for e-mails containing fraudulent headers and control other abusive online marketing practices. Similarly, the Federal Trade Commission has guidelines that impose responsibilities on us with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices they may deem misleading or deceptive.

•

The Telephone Consumer Protection Act of 1991, or TCPA, which restricts telemarketing and the use of automated telephone equipment. The TCPA limits the use of automatic dialing systems, artificial or prerecorded voice messages, SMS text messages and fax machines. It also applies to unsolicited text messages advertising the commercial availability of goods or services. Additionally, a number of states have enacted statutes that address telemarketing. For example, some states, such as California, Illinois and New York, have created do-not-call lists. Other states, such as Oregon and Washington, have enacted “no rebuttal statutes” that require the telemarketer to end the call when the consumer indicates that he or she is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages, are enforced by the Federal Trade Commission, the Federal Communications Commission, states, and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

•

The Credit Card Accountability Responsibility and Disclosure Act of 2009, or CARD Act and other state laws and regulations that relate to credit card and gift certificate use fairness, including expiration dates and fees. Our business also requires that we comply with payment card industry data security and other standards. In particular, we are subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business and operating results could be adversely affected.

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Regulations relating to the Program Participation Agreement of the U.S. Department of Education and other laws and regulations relating to the recruitment of students to colleges and other institutions of higher learning.

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The Children’s Online Privacy Protection Act, which imposes additional restrictions on the ability of online services to collect information from minors. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is “harmful to a minor.”

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The Digital Millennium Copyright Act, which provides relief for claims of circumvention of copyright protected technologies but includes a safe harbor intended to reduce the liability of online service providers for hosting, listing or linking to third-party content that infringes copyrights of others.

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The Communications Decency Act, which provides that online service providers will not be considered the publisher or speaker of content provided by others, such as individuals who post content on an online service provider’s website.

Data privacy and security with respect to the collection of personally identifiable information from students continues to be a focus of worldwide legislation and regulation. This includes significant regulation in the European Union and legislation and compliance requirements in various jurisdictions around the world. Within the United States, several states have enacted legislation that goes beyond any federal requirements relating to the collection of personally identifiable information from students. Examples include statutes adopted by the State of California and most other States that require online services to report certain breaches of the security of personal data; a California statute that requires companies to provide choice to California customers about whether their personal data is disclosed to direct marketers or to report to California customers when their personal data has been disclosed to direct marketers. In addition, our business is subject to laws specific to students, such as the Family Educational Rights and Privacy Act, the Delaware Higher Education Privacy Act and a California statute which restricts the access by postsecondary educational institutions of prospective students’ social media account information. Compliance levels include disclosures, consents, transfer restrictions, notice and access provisions for which we may in the future need to build further infrastructure to further support.

We post our privacy policies and practices concerning the use and disclosure of student data on our website. Any failure by us to comply with our posted privacy policies, Federal Trade Commission requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies or by private litigants that could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in student registrations and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before students can utilize our services.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to change previous regulatory schemes or choose to regulate transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments could harm our business, operating results and financial condition. We may be subject to legal liability for our online services.

We maintain content usage review systems that, through a combination of manual and automated blocks, monitor potentially infringing content of which we become aware. Nevertheless, claims may continue to be brought and threatened against us for negligence, intellectual property infringement, or other theories based on the nature and content of information, its origin and its distribution and there is no guarantee that we will be able to resolve any such claims quickly and without damage to us, our business model, our reputation or our operations.

We expect and plan for new laws, regulations and standards to be adopted over time that will be directly applicable to the Internet and to our student-focused activities. Any existing or new legislation applicable to our business could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and potential penalties or fees for non-compliance, and could negatively impact the growth in the use of the Internet for educational purposes and for our services in particular. We may also run the risk of retroactive application of new laws to our business practices that could result in liability or losses.

Employees

As of March 31, 2013, we had 605 full-time employees, including 224 in our content group, 117 in engineering, 61 in general and administrative, 48 in business development, 41 in customer service, 39 in marketing, 33 in our warehouse, 24 in our product group and 18 in our business intelligence group. Of these employees, 299 are in the United States and 306 are in our international locations. We also engage temporary, seasonal employees and consultants. None of our employees are represented by labor unions or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located in Santa Clara, California, and consist of approximately 45,000 square feet of space under a lease that expires in February 2019. We have an approximately 611,000-square-foot warehouse in Shepherdsville, Kentucky under a lease that expires in November 2016. We have additional offices in California, New Jersey, Oregon and Utah in the United States and internationally in India, Israel and China, under leases that expire at varying times between 2013 and 2014. We believe our facilities are adequate for our current needs and for the foreseeable future; however, we will continue to seek additional space as needed to accommodate our growth.

Legal Proceedings

In July 2010, the Kentucky Tax Authority issued a property tax assessment of approximately $1.0 million related to our textbook library located in our Kentucky warehouse for the 2009 and 2010 tax years under audit. In March 2011 we filed a protest with the Kentucky Board of Tax Appeals which was rejected in March 2012. In September 2012, we filed a complaint seeking declaratory rights against the Commonwealth of Kentucky in the Bullitt Circuit Court of Kentucky, and that case was subsequently dismissed in favor of administrative remedies with the Kentucky Tax Authority. We received a final Notice of Tax due in October 2012 from the Kentucky Tax Authority and we appealed this notice in November 2012 with the Kentucky Board of Tax Appeals. In May 2013, we presented an Offer in Judgment to the Tax Authority of approximately $150,000, excluding tax and penalties, an amount that we have accrued for the two years under audit. We accrued this amount as of December 31, 2012. We expect to continue with our appeal, which is currently scheduled to be heard on July 24, 2013.

In February 2013, Apollo Group and University of Phoenix filed a complaint against us, our Chief Executive Officer and others in the United States District Court for the Southern District of New York for copyright infringement relating to content uploaded by third-parties and made available through the Student of Fortune website prior to and after the acquisition. On April 26, 2013, we filed a motion to transfer venue. Plaintiffs seek preliminary and permanent injunction, damages and attorneys’ fees in an undetermined amount. On May 30, 2013, we made an offer of $0.4 million to settle this matter. We accrued this amount as of March 31, 2013. We believe that it is reasonably possible that we will incur a loss above our settlement offer; however, we cannot currently estimate a range of potential losses.

In addition to the matters described above, from time to time, third parties may assert patent infringement claims against us in the form of letters, litigation, or other forms of communication; we may be subject to other legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights, and other intellectual property rights; employment claims; and general contract or other claims. We may, from time to time, also be subject to various legal or government claims, disputes, or investigations. Such matters may include, but not be limited to, claims, disputes, or investigations related to warranty, refund, breach of contract, employment, intellectual property, government regulation, or compliance or other matters.

Corporate History

We were founded in 2005 by college students to serve college students. We launched our online print textbook rental business in 2007. We hired our current Chief Executive Officer in February 2010, who implemented our current business strategy to build the Student Hub and create the leading connected learning platform for students to help them save time, save money and get smarter. Beginning in 2010, we made a series of strategic acquisitions to expand our portfolio of non-print products and services, including Courserank in 2010 to add our Courses service, Cramster in 2010 to add our Homework Help service, and Zinch in 2011 to add our College Admissions and Scholarship Services.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of                 , 2013:

Name	Age	Position(s)
Dan Rosensweig	52	President, Chief Executive Officer and Chairman
Gibson Biddle	51	Chief Product Officer
Andrew Brown	53	Chief Financial Officer
Robert Chesnut	53	Senior Vice President and General Counsel
Anne Dwane	42	Chief Business Officer
Chuck Geiger	46	Chief Technology Officer
Esther Lem	57	Chief Marketing Officer
Michael Osier	50	Chief Information Officer
Nathan Schultz	36	Chief Content Officer
Jeffrey Housenbold(1)	43	Director
Marne Levine	42	Director
Barry McCarthy(2)	59	Director
Deven Parekh(1)	43	Director
Richard Sarnoff(2)	54	Director
Ted Schlein(1)	49	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the governance and nominating committee.

Executive Officers

Dan Rosensweig has served as our President and Chief Executive Officer since February 2010 and as the Chairman of our board of directors since March 2010. From March 2009 to February 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing and developer, publisher and distributor of Guitar Hero. From August 2007 to March 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group, a private investment firm. From April 2002 to April 2007, Mr. Rosensweig served as Chief Operating Officer of Yahoo!, an Internet content and service provider. Prior to serving at Yahoo!, Mr. Rosensweig served as the President of CNET Networks and prior to that as Chief Executive Officer and President of ZDNet, until it was acquired by CNET Networks. Mr. Rosensweig also currently serves on the board of directors of Adobe Systems. Mr. Rosensweig holds a B.A. in political science from Hobart and William Smith Colleges. We believe that Mr. Rosensweig is qualified to serve on our board of directors due to the perspective and experience he brings as our chief executive officer and his extensive experience with high-growth consumer Internet and media companies.

Gibson Biddle has served as our Chief Product Officer since May 2010. From June 2005 to December 2009, Mr. Biddle served as the Vice President, Product Management at Netflix, an online video rental and streaming service. Prior to serving at Netflix, Mr. Biddle served in senior management positions at various education, media and technology companies, including The Learning Company and Mattel. Mr. Biddle holds a B.A. in English from Amherst College and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

Andrew Brown has served as our Chief Financial Officer since October 2011. From December 2004 to January 2009, Mr. Brown served as the Chief Financial Officer of Palm, a smartphone provider. Mr. Brown was semi-retired following his departure from Palm before he joined us. Prior to serving at Palm, Mr. Brown served as the Chief Financial Officer of Pillar Data Systems, Legato Systems and ADPT Corporation (formerly Adaptec). Mr. Brown also serves on the business school advisory board at Eastern Illinois University. Mr. Brown holds a B.S. in accounting from Eastern Illinois University.

Robert Chesnut has served as our Senior Vice President and General Counsel since July 2010. From July 2009 to June 2010, Mr. Chesnut served as the Senior Vice President, General Counsel of LiveOps, a provider of call center outsourcing services. From March 1999 to September 2008, Mr. Chesnut served in a variety of roles, including head of North American legal and Senior Vice President, Trust and Safety at eBay, an online marketplace for the sale of goods and services. Mr. Chesnut earned a B.A. in the Government Honors Program at the University of Virginia and holds a J.D. from Harvard Law School.

Anne Dwane has served as our Chief Business Officer since October 2011. From November 2008 to October 2011, Ms. Dwane served as the Chief Executive Officer of Zinch, an online social network for students, prior to its acquisition by us. From October 2006 to August 2008, Ms. Dwane served as the General Manager and Senior Vice President, Affinity Networks of Monster Worldwide, an online employment solutions company. Prior to serving at Monster Worldwide, Ms. Dwane was co-founder of Military Advantage, which was acquired by Monster Worldwide. Prior to serving at Military Advantage, Ms. Dwane served in positions at Interval Research and Nabisco. Ms. Dwane holds a B.S.B.A. in marketing and international management from Georgetown University and an M.B.A. from Harvard Business School.

Chuck Geiger has served as our Chief Technology Officer since July 2009. Mr. Geiger was a Partner in Silicon Valley Product Group, a product and technology consulting firm, a position he held from January 2006 to October 2010. From September 2006 to September 2008, Mr. Geiger served as the Executive Vice President, Technology of Ask.com, a division of IAC/InterActiveCorp, a media and Internet company. Prior to serving at Ask.com, Mr. Geiger served as the Chief Technology Officer of Protrade and PayPal, a division of eBay, and as the Vice President, Architecture of eBay. Mr. Geiger holds a B.S. in computer science from the University of Kansas.

Esther Lem has served as our Chief Marketing Officer since December 2010. From January 2009 to June 2009, Ms. Lem served as the Vice President, Hair Projects, Global Hair Category at Unilever, a global supplier of food, home and personal care products. From September 2000 to June 2009, Ms. Lem served as the Vice President of Brand Development for Unilever North America on the deodorants and hair categories, a division of Unilever. Prior to 2000, Ms. Lem served as the Vice President of Marketing for Unilever Canada. Ms. Lem holds an H.B.A. in business from the University of Western Ontario.

Michael Osier has served as our Chief Information Officer since October 2012 and previously served as our Vice President of Operations and Internet Technology from October 2009 to October 2012. From March 2000 to July 2009, Mr. Osier served in various positions, including Vice President, Internet Technology Operations at Netflix, an online video rental and streaming service. Prior to serving at Netflix, Mr. Osier served in various senior management positions at Conner Peripherals, Seagate Technology and Quantum.

Nathan Schultz has served as our Chief Content Officer since May 2012 and previously served as our Vice President of Content Management from April 2010 to May 2012 and our Director of Textbook Strategy from February 2008 to March 2010. Prior to joining us, Mr. Schultz served in various management positions at R.R. Bowker, Monument Information Services, Pearson Education and Jones & Bartlett Learning. Mr. Schultz holds a B.A. in history from Elon University.

Directors

Jeffrey Housenbold has served on our board of directors since May 2013. Since January 2005, Mr. Housenbold has served as the President, Chief Executive Officer and a director of Shutterfly, a manufacturer and digital retailer of personalized products and services. From January 2002 to January 2005, Mr. Housenbold served as Vice President of Business Development and Internet Marketing at eBay, an online marketplace for the sale of goods and services. Prior to 2002, Mr. Housenbold served as the Vice President & General Manager, Business-to-Consumer Group and as the Vice President, Mergers & Acquisitions of eBay. Mr. Housenbold currently serves on the boards of directors of Shutterfly and Caesars Entertainment. Mr. Housenbold holds a B.S.

in economics and business administration from Carnegie Mellon University and an M.B.A. from Harvard Business School. We believe that Mr. Housenbold is qualified to serve on our board of directors due to his more than 20 years of experience in the consumer industry in senior roles at large, complex companies.

Marne Levine has served on our board of directors since May 2013. Since June 2010, Ms. Levine has served as Vice President, Global Public Policy for Facebook, a social media company. Previously, Ms. Levine served as Chief of Staff at the White House National Economic Council and Special Assistant to the President for Economic Policy, from January 2009 to June 2010. Prior to those roles, Ms. Levine served as director of product management for Revolution Money and as Chief of Staff to Lawrence Summers when he was President of Harvard University. She began her career at the United States Department of Treasury, where she served in a variety of positions, including as the Deputy Assistant Secretary for banking and finance in the Office of Legislative Affairs and Public Liaison. Ms. Levine holds a B.A. in political science and communications from Miami University and an M.B.A. from Harvard Business School. We believe that Ms. Levine is qualified to serve on our board of directors due to her extensive experience in the policy, communication and technology fields.

Barry McCarthy has served on our board of directors since March 2010. From March 2011 to November 2011, Mr. McCarthy was a partner at Technology Crossover Ventures, a venture capital firm that focuses on information technology. From April 1999 to December 2010, Mr. McCarthy served as the Chief Financial Officer of Netflix, an online video rental and streaming service. Prior to serving at Netflix, Mr. McCarthy served in senior executive positions at Music Choice, BMP Partners and Credit Suisse First Boston. Mr. McCarthy currently serves on the boards of directors of several privately held companies. Mr. McCarthy holds a B.A. in history from Williams College and an M.B.A. from The Wharton School of Business at the University of Pennsylvania. We believe that Mr. McCarthy is qualified to serve on our board of directors due to his extensive background in consumer technology companies and his financial expertise through his service as a chief financial officer.

Deven Parekh has served on our board of directors since November 2009. Mr. Parekh joined Insight Venture Partners in January 2000, and has served as a Managing Director of the firm since January 2001. Prior to joining Insight Venture Partners, Mr. Parekh served in a senior management position at Berenson Minella & Company. Mr. Parekh currently serves as a director of several privately held companies and previously served as a director of MediaMind Technologies. Mr. Parekh holds a B.S. in economics from The Wharton School of Business at the University of Pennsylvania. We believe that Mr. Parekh is qualified to serve on our board of directors due to his extensive experience in the venture capital, capital markets and corporate governance fields.

Richard Sarnoff has served on our board of directors since August 2012. Since January 2011, Mr. Sarnoff has served as a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm. Previously, Mr. Sarnoff was employed by Bertelsmann, a diversified media and services company, where he served as the Co-Chairman of Bertelsmann from 2008 to 2011 and the President of Bertelsmann Digital Media Investments from 2006 to 2011. Prior to those roles, Mr. Sarnoff served as the Executive Vice President and Chief Financial Officer of Random House, a subsidiary of Bertelsmann. Mr. Sarnoff also served as a member of the supervisory board of Bertelsmann from 2002 to 2008 and served as a member of the boards of directors of The Princeton Review from 2000 to 2009, of Audible from 2001 to 2008 and of Amdocs from 2009 to 2011. Mr. Sarnoff currently serves on the boards of directors of Activision Blizzard and several privately held companies. Mr. Sarnoff holds a B.A. in art and archeology from Princeton University and an M.B.A. from Harvard Business School. We believe that Mr. Sarnoff is qualified to serve on our board of directors due to his extensive experience serving in senior leadership roles, including chief financial officer, and on the boards of directors of media and digital technology companies.

Ted E. Schlein has served on our board of directors since December 2008. Mr. Schlein has served as a General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since November 1996. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec, a provider of Internet security technology and business management technology solutions, including as Vice President of Enterprise Products. Mr. Schlein served on the board of directors of ArcSight, which was acquired by Hewlett Packard, from 2002 to 2010. Mr. Schlein currently serves on the boards of directors of Jive Software and a number of privately held companies. Mr. Schlein holds a B.A. in economics from the University of Pennsylvania. We believe that Mr. Schlein is qualified to serve on our board of directors due to his extensive experience working with early-stage technology companies in the infrastructure markets, including ventures within the network arena.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Pursuant to a voting agreement, as amended through March 7, 2012, Messrs. McCarthy, Parekh, Rosensweig and Schlein were designated to serve as members of our board of directors. Pursuant to the voting agreement, Mr. Schlein was selected as the representative of our Series C-1 convertible preferred stock, Mr. Parekh was selected as the representative of our Series D convertible preferred stock, Mr. Rosensweig was selected as a representative of our common stock and Mr. McCarthy was selected as a mutual representative of our common stock and convertible preferred stock. Mr. Sarnoff, Mr. Housenbold and Ms. Levine were unanimously selected by our board of directors. All continue to serve on our board of directors and will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock, despite the fact that the voting agreement will terminate upon the completion of this offering.

Immediately following the completion of this offering, we will file our restated certificate of incorporation. We anticipate that the restated certificate of incorporation will divide our board of directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2014;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2015; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2016.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Upon the completion of this offering, the Class I directors will consist of             ,              and             ; the Class II directors will consist of              and             ; and the Class III directors will consist of              and             . As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, we intend to restate our bylaws and certificate of incorporation upon the completion of this offering to provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. Our restated certificate of incorporation will further provide for the removal of a director only for cause and by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of our directors. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Board Independence

We intend to apply to list our common stock on the            . The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the completion of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and governance committees be independent.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, or be an affiliated person of the listed company or any of its subsidiaries. Compensation committee members must also satisfy the independence criteria as required by Rule 10C-1 under the Exchange Act.

Our board of directors has determined that none of the members of our board other than Mr. Rosensweig has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of the members of our board other than Mr. Rosensweig is “independent” as that term is defined under the rules of the             .

Board Committees

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee. The composition and responsibilities of each committee are described below. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website, www.Chegg.com. Members serve on these committees until their resignations or until otherwise determined by the board of directors.

Audit Committee

Our audit committee is comprised of Mr. McCarthy, who is the chair of the audit committee, and Messrs. Sarnoff and             . The composition of our audit committee meets the requirements for independence under the current             and Securities and Exchange Commission, or SEC, rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. McCarthy is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act.

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors adopted, a charter for our audit committee, which will be posted on our website. Our audit committee, among other things:

•	selects a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considers the adequacy of our internal accounting controls and audit procedures; and

•	approves or, as permitted, pre-approves all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Mr. Schlein, who is the chair of the compensation committee, and Messrs. Housenbold and Parekh. The composition of our compensation committee meets the requirements for independence under the current             and SEC rules and regulations. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors adopted, an amended and restated charter for our compensation committee. Our compensation committee, among other things:

•	reviews and determines the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and makes recommendations to our board with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Governance and Nominating Committee

The governance and nominating committee is comprised of             , who is the chair of the governance and nominating committee, and             and             . Upon the completion of this offering, the composition of our governance and nominating committee will meet the requirements for independence under the current             rules and regulations. The governance and nominating committee recommended, and our board of directors adopted, an amended and restated charter for our governance and nominating committee. Our governance and nominating committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;

•	conducts searches for appropriate directors;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to the board of directors regarding the composition of the board and its committees;

•	reviews related-party transactions and proposed waivers of the code of conduct;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to our board of directors concerning corporate governance matters.

Code of Business Ethics and Conduct

In connection with this offering, our board of directors will adopt a code of business ethics and conduct that applies to all of our employees, officers and directors. Following the completion of this offering, the full text of our code of business conduct will be posted on the investor relations section of our website. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of these provisions, on our website and/or in public filings.

Compensation Committee Interlocks and Insider Participation

Since January 1, 2012, the following members of our directors have at one time been members of our compensation committee: Messrs. Housenbold, Parekh and Schlein. None of them has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Director Compensation

Our board of directors has adopted a compensation program with respect to the compensation of our non-employee directors for 2012. Pursuant to this program, the chair of the audit committee will receive annual cash compensation of $15,000, the chair of the compensation committee will receive annual cash compensation of $10,000 and the chair of the governance and nominating committee will receive annual cash compensation of $10,000. Additionally, each board member serving on a committee of the board of directors, other than as chair, will receive annual cash compensation of $5,000 per committee. Under this program, no director will receive cash compensation solely for his service as a director.

Additionally, upon Mr. McCarthy’s appointment to our board of directors in March 2010, we agreed to pay him an annual retainer of $35,000 per year for his service as a member of the board of directors and an additional $20,000 per year for his service as the chair of our audit committee.

In addition, each new non-employee director is eligible to receive an option to purchase 100,000 shares of common stock and each continuing director is eligible to receive an annual option to purchase 20,000 shares of common stock, each of which will vest monthly over three years. At each board member’s election, up to half of each stock option award may in lieu thereof be granted as one restricted stock unit for every 3 shares subject to the option relinquished. Further, the chairs of the audit committee, compensation committee and governance and nominating committee will receive an additional option to purchase 10,000, 5,000 and 5,000 shares of common stock, respectively, which will vest monthly over one year. Upon a change of control of our company, all of unvested equity awards granted to members of our board of directors will immediately vest.

Mr. Rosensweig, our Chief Executive Officer, receives no compensation for his service as a director.

The following table presents the total compensation for each person who served as a non-employee member of our board of directors in 2012. In 2012, Messrs. Parekh and Schlein received no compensation for their service as directors.

Name(1)	Fees Earned or Paid in Cash	Option Awards(2)(3)	Total
Barry McCarthy	$41,000	$15,558	$56,558
Richard Sarnoff(4)	$2,083	$267,922	$270,005

(1)	Rick Bolander, Aayush Phumbhra, Samuel Spadafora, Daniel Wong and Oren Zeev also served as non-employee members of our board of directors in 2012. Messrs. Spadafora and Zeev resigned in May 2012, Mr. Wong resigned in August 2012, Mr. Phumbhra resigned in May 2013. In April 2013, Mr. Bolander notified us of his intent to resign effective prior to our initial filing of the registration statement of which this prospectus forms a part. None of these former directors were paid any compensation during 2012 nor did they hold any outstanding options to purchase shares of our common stock as of December 31, 2012.
(2)	The amounts reported in this column represent the aggregate grant date fair value of equity awards granted under our 2005 Stock Incentive Plan to our directors in 2012 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in note 15 to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these equity awards and do not correspond to the actual economic value that may be received by our directors from the equity awards.
(3)	As of December 31, 2012, Messrs. McCarthy and Sarnoff held stock options to purchase 154,150 and 160,000 shares of our common stock, respectively.
(4)	Mr. Sarnoff was appointed to our board of directors in August 2012.

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

The following table provides information concerning all plan and non-plan compensation awarded to, earned by or paid to our Named Executive Officers in 2012.

Name and Principal Position	Salary(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Dan Rosensweig President and Chief Executive Officer	$490,000	$2,610,152	$203,000	$—	$3,303,152
Nathan Schultz Chief Content Officer	$305,875	$642,000	$79,688	$2,000	$1,029,563
Michael Osier Chief Information Officer	$312,125	$430,566	$80,700	$2,000	$825,391

(1)	Messrs. Rosensweig, Schultz and Osier’s annual base salary for 2012 was $400,000, $275,000 and $275,000, respectively. In November 2012, each of Messrs. Rosensweig, Schultz and Osier elected to forfeit his payment earned under our non-equity incentive plan for corporate performance in the second half of 2012 in exchange for an increase in his annual base salary equal to 90% of his annual bonus eligibility. Effective July 1, 2012, Messrs. Rosensweig, Schultz and Osier’s annual base salary was increased to $580,000, $349,250 and $349,250, respectively.
(2)	The amounts reported in this column represent the aggregate grant date fair value of equity awards granted under our 2005 Stock Incentive Plan to our named executive officers in 2012 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in note 15 to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these equity awards and do not correspond to the actual economic value that may be received by our named executive officers from the equity awards.
(3)	Represents amounts earned in 2012 under our 2012 Semi-Annual Executive Bonus Incentive Plan. See “—Non-Equity Incentive Plan Compensation” below.
(4)	Represents our contributions to each Named Executive Officer’s account under our 401(k) plan.

Equity Awards

In November 2012, our board of directors granted stock options to Messrs. Rosensweig, Schultz and Osier to purchase 1,076,395, 100,000 and 100,000 shares of our common stock, respectively, at an exercise price of $4.61 per share. Each option vests monthly over four years. Mr. Rosensweig’s stock option is subject to acceleration as described in “—Termination or Change in Control Arrangements” below.

Each of our named executive officers would be entitled to additional stock options and RSUs that may be granted to our named executive officers upon the completion of this offering as described in “—Employee Benefits Plans—Designated IPO Equity Incentive Plan” below and in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock.”

Non-Equity Incentive Plan Compensation

Bonus amounts paid to our named executive officers are determined pursuant to the terms of our 2012 Semi-Annual Executive Bonus Incentive Plan, or our SAEIP. Under the SAEIP, bonuses are earned semi-annually based on the achievement of two company-wide performance measures, bookings and registered users, with 40% of an executive’s target bonus attributable bookings and 60% of an executive’s target bonus attributable to registered users.

Each named executive officer had an overall bonus percentage expressed as a percentage of his salary. If both the metrics were achieved at the target level, the named executive officer would receive the target level of bonus. For a bonus to be paid in respect of either of our company-wide metrics, that metric has to be achieved at least at the 80% level, and achievement of between 80% and 104% would produce bonus payments of 80-100% of target. For performance of a company-wide metric above 104%, an overachievement accelerator would be applied, which would produce bonus payments of 115% of the target. The target bonus percentages for each of our named executive officers are as follows: Mr. Rosensweig—50%; Mr. Schultz—30%; and Mr. Osier—30%.

In August 2012, based on our corporate performance for the first half of 2012, our compensation committee determined that we achieved the bookings target at approximately the 99% level and that we achieved the registered users target at approximately the 92% level. This resulted in bonus payments of approximately 99% of each named executive officer’s target bonus as a result of the achievement of the bookings target and 92% of each named executive officer’s the target bonus as a result of the achievement of the registered users target, for an aggregate bonus payment of approximately 95% of each named executive officer’s target bonus.

In November 2012, the SAEIP was discontinued for the second half of 2012 in exchange for an increase in our executive officers’ annual bonus eligibility.

2012 Outstanding Equity Awards at Year-End Table

The following table provides information regarding each unexercised stock option and unvested restricted stock unit, or RSU, held by our Named Executive Officers as of December 31, 2012.

			Option Awards				Stock Awards
	Grant Date(1)		Number of Securities Underlying Unexercised Options		Exercise Price	Expiration Date	Number of shares that have not vested	Market Value of shares that have not vested(2)
Name			Exercisable	Unexercisable
Dan Rosensweig	2/4/2010	(3)				2/3/2020	750,000
	3/17/2011	(4)	1,093,750	406,250	5.25	2/3/2020
	5/4/2011	(5)	—	500,000	5.25	5/3/2021
	11/7/2012	(6)	22,424	1,053,971	4.61	11/6/2022
Nathan Schultz	4/22/2008	(7)	107,788		0.08	4/21/2018
	2/25/2009	(8)	47,916	2,084	1.014	2/24/2019
	7/22/2009	(9)	160,855	27,464	1.25	7/21/2019
	5/16/2012	(10)	25,000	125,000	5.25	5/15/2022
	11/7/2012	(11)	2,083	97,917	4.61	11/6/2022
Michael Osier	10/12/2009	(12)	237,500	62,500	4.11	10/11/2019
	6/3/2010	(13)				6/2/2020	25,000
	2/24/2012	(14)	18,958	51,042	5.25	2/23/2022
	11/7/2012	(11)	2,083	97,917	4.61	11/6/2022

(1)	All of the outstanding equity awards were granted under our 2005 Stock Incentive Plan.
(2)	The market price for our common stock is based on the assumed initial public offering price of our common stock of $ per shares, which is the midpoint of the estimated price range on the cover page of this prospectus.
(3)	Our board of directors approved this award on December 1, 2009. These RSUs vest upon the satisfaction of both a time-based service component and a performance condition. As of the date of this prospectus, the time-based service component was satisfied. The performance condition will be satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or the lapse of six months following the effective date of this offering.
(4)	Our board of directors approved this grant on December 1, 2009. 25% of the option vested on January 15, 2011 and 1/48th vests monthly thereafter, subject to acceleration as described in “—Termination or Change in Control Arrangements” below.
(5)	25% of the option vests on May 4, 2013 and 1/48th vests monthly thereafter, subject to acceleration as described in “—Termination or Change in Control Arrangements” below.
(6)	1/48th of the option vests monthly beginning on November 7, 2012, subject to acceleration as described in “—Termination or Change in Control Arrangements” below.
(7)	25% of the option vested on March 17, 2009 and 1/48th vests monthly thereafter.
(8)	25% of the option vested on February 25, 2010 and 1/48th vests monthly thereafter.
(9)	1/48th of the option vests monthly beginning on July 22, 2009.
(10)	1/48th of the option vests monthly beginning on April 1, 2012.
(11)	1/48th of the option vests monthly beginning on November 7, 2012.
(12)	25% of the option vested on October 1, 2010 and 1/48th vests monthly thereafter.
(13)	These RSUs vest upon the satisfaction of both a time-based service component and a performance condition. As of the date of this prospectus, the service component was satisfied. The performance condition will be satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or the lapse of six months following the effective date of this offering.
(14)	1/48th of the option vests monthly beginning on November 16, 2011.

Employment, Severance and Change of Control Arrangements

Offer Letters

We have entered into offer letters with all of the named executive officers. The agreements provide for at-will employment and generally include the named executive officer’s initial base salary, an indication of eligibility for an annual cash incentive award opportunity, and equity awards. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. Any potential payments and benefits due upon a termination of employment or a change in control of us are further described in “—Termination or Change in Control Arrangements” below.

Dan Rosensweig

We entered into an offer letter agreement with Mr. Rosensweig, our President and Chief Executive Officer, on December 3, 2009. Pursuant to the offer letter, Mr. Rosensweig’s initial base salary was established at $400,000 per year. In addition, Mr. Rosensweig was eligible to receive an annual cash bonus of up to $200,000 based on the achievement of mutually agreed-upon objectives, of which we guaranteed to pay him $100,000 for his first year of employment. On February 4, 2010, in accordance with the terms of his offer letter, Mr. Rosensweig was granted a stock option to purchase 1,500,000 shares of our common stock at an exercise price of $7.96 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. In March 2011, our board of directors reduced the exercise price of this option to $5.25. Twenty-five percent of this option vested on January 15, 2011 and 1/48th vests monthly thereafter.

Additionally, pursuant to the offer letter, we granted Mr. Rosensweig 750,000 RSUs. These RSUs vest upon the satisfaction of both a time-based service component and a performance condition. As of the date of this prospectus, the service component was satisfied. The performance condition will be satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or the lapse of six months following the effective date of this offering.

Mr. Rosensweig’s employment is at will and may be terminated at any time, with or without cause. However, pursuant to the terms of his offer letter, Mr. Rosensweig will be entitled to severance benefits described in “—Termination or Change in Control Arrangements” below.

Nathan Schultz

We entered into an offer letter agreement with Mr. Schultz, our Chief Content Officer, on February 19, 2008. Pursuant to the offer letter, Mr. Schultz’s initial base salary was established at $125,000 per year and increased to $150,000 upon his permanent move to California. In addition, Mr. Schultz was eligible to receive an annual cash bonus of up to $15,000 based on the achievement of mutually agreed-upon objectives. On April 22, 2008, in accordance with the terms of his offer letter, Mr. Schultz was granted a stock option to purchase 161,681 shares of our common stock at an exercise price of $0.08 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. The option fully vested in March 2012. Mr. Schultz’s employment is at will and may be terminated at any time, with or without cause.

Michael Osier

We entered into an offer letter agreement with Mr. Osier, our Chief Information Officer, on September 9, 2009. Pursuant to the offer letter, Mr. Osier’s initial base salary was established at $210,000 per year. In addition, Mr. Osier was eligible to receive an annual cash bonus of up to 30% of his annual salary, based on the achievement of mutually agreed-upon objectives. On October 12, 2009, Mr. Osier was granted a stock option to purchase 300,000 shares of our common stock at an exercise price of $4.11 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors.

Twenty-five percent of this option vested on October 1, 2010 and 1/48th vests monthly thereafter. Mr. Osier’s employment is at will and may be terminated at any time, with or without cause. However, pursuant to the terms of his offer letter, Mr. Osier will be entitled to severance benefits described in “—Termination or Change in Control Arrangements” below.

Termination or Change in Control Arrangements

Pursuant to the offer letters we entered into with Messrs. Rosensweig and Osier, we have agreed to make certain payments upon their termination or resignation, or a change in control of our company. Mr. Schultz is not entitled to receive any payments upon his termination or resignation or a change in control of our company.

Dan Rosensweig

Pursuant to the Mr. Rosensweig’s offer letter, in the event we terminate Mr. Rosensweig’s employment without “cause” or he resigns from his employment with us for “good reason,” then we will pay Mr. Rosensweig a lump sum payment equal to 12 months his then-current annual salary and his monthly insurance premiums, until the earlier of 12 months following his termination or resignation or the date upon which he commences full-time employment or consulting services with another company and is eligible for participation in any health insurance program provided by such company. Additionally, Mr. Rosensweig will be entitled to immediate vesting of 25% of his of his then-unvested stock options and, with respect to his outstanding stock option to purchase 1,500,000 shares of common stock granted on February 4, 2010, he will be entitled to immediately vesting of the shares that would have vested in the next 12 months. Mr. Rosensweig will also have a period of up to 24 months from the effective date of his termination or resignation to exercise all vested options. These benefits are subject to Mr. Rosensweig releasing us from all claims, resigning from our board of directors and returning all of our property to us.

Additionally, if Mr. Rosensweig is terminated without “cause” or he resigns from his employment with us for “good reason” within 12 months following a “change of control” of our company, we will pay Mr. Rosensweig a lump sum payment equal to his then current annual salary and his monthly insurance premiums, until the earlier of 12 months following his termination or resignation or the date upon which he commences full time employment or consulting services with another company and is eligible for participation in any health insurance program provided by such company. Additionally, Mr. Rosensweig will be entitled to immediate vesting of 100% of his then-unvested stock options. Mr. Rosensweig will have a period of up to 24 months from the effective date of his termination or resignation to exercise all vested options. These benefits are subject to Mr. Rosensweig releasing us from all claims.

For purposes of this section, “cause” means a determination by our board of directors that employment is terminated because of (i) a failure or refusal to comply in any material respect with lawful policies, standards or regulations of our company within 30 days after written notice to of such violations and/or failure to comply; (ii) a material violation of a federal or state law or regulation applicable to our business; (iii) a conviction or plea of no contest to a felony or other crime of moral turpitude under the laws of the United States or any state; (iv) fraud or material misappropriation of property belonging to us or our affiliates; (v) a material breach of the terms of any confidentiality, invention assignment or proprietary information agreement with us or with a former employer and failure to correct or cure such material breach within thirty days after written notice of such breach; or (vi) material misconduct or gross negligence in connection with the performance of duties.

For purposes of this section, “good reason” occurs upon (i) removal from the position of chief executive officer or no longer reporting directly to our board of directors, (ii) any material change or reduction in duties as chief executive officer or assignment to duties inconsistent with such position, responsibilities, authority or status, (iii) reduction of then-current annual base compensation (other than a similar reduction that applies to our other senior executives), or (iv) relocation to a primary work location more than 50 miles from our principal office in Santa Clara, California.

For purposes of this section, “change of control” means (i) a merger, reorganization, consolidation or other acquisition (or series of related transactions of such nature) pursuant to which more than 50% of the voting power of all of our equity would be transferred by the holders our outstanding shares (excluding a reincorporation to effect a change in domicile); (ii) a sale of all or substantially all of our assets; or (iii) any other transaction or series of transactions (other than capital raising transactions) in which our stockholders immediately prior to such transaction or transactions own immediately after such transaction less than 50% of the voting equity securities of the surviving corporation or its parent.

Michael Osier

Pursuant to the Mr. Osier’s offer letter, in the event we “involuntarily terminate” Mr. Osier’s employment, then we will pay Mr. Osier a cash payment equal to six months of his then-current annual salary.

For purposes of this section, “involuntarily terminate” means involuntary discharge for reasons other than (i) unauthorized use or disclosure of our confidential information or trade secrets, which use or disclosure causes material harm to us, (ii) material breach of any agreement with us, (iii) material failure to comply with our written policies or rules, (iv) conviction of, or plea of “guilty” or “no contest” to a felony under the laws of the United States or any state, (v) gross misconduct, (vi) continuing failure to perform reasonable assigned duties after receiving written notification of the failure from the hiring manager or (vii) failure to cooperate in good faith with a governmental or internal investigation of our company or our directions, officer or employees, if we have requested cooperation.

Employee Benefit Plans

2005 Stock Incentive Plan

Our board of directors adopted our 2005 Stock Incentive Plan on August 22, 2005, which our stockholders also approved on August 22, 2005, and which has been amended from time to time thereafter. Our 2005 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees or any parent or subsidiary’s employees, and for the grant of nonstatutory stock options to our employees, directors, and consultants and any parent or subsidiary’s employees and consultants. Stock purchase rights and restricted stock units may also be granted under the 2005 Stock Incentive Plan. We will cease issuing awards under the 2005 Stock Incentive Plan upon the implementation of the 2013 Equity Incentive Plan, which is described below. Likewise, we will not grant any additional awards under our 2005 Stock Incentive Plan following our initial public offering. Instead, we will grant equity awards under our 2013 Equity Incentive Plan.

Share Reserve

As of December 31, 2012, we had reserved 26,276,805 shares of our common stock for issuance under our 2005 Stock Incentive Plan, and options to purchase 2,426,515 of these shares had been exercised, options to purchase 18,934,557 of these shares remained outstanding and 2,922,982 of these shares remained available for future grant. In addition, as of December 31, 2012, we had 1,992,751 RSUs outstanding under the 2005 Stock Incentive Plan. However, any outstanding awards granted under the 2005 Stock Incentive Plan will remain outstanding, subject to the terms of our 2005 Stock Incentive Plan and applicable award agreements, until they are exercised or settled or until they terminate or expire by their terms.

Administration

Our compensation committee currently administers our 2005 Stock Incentive Plan.

Stock Options

The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant and the term of the incentive stock options may not exceed ten years. With respect to incentive stock options granted to any employee who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

Stock Purchase Rights

The compensation committee may offer rights to purchase shares of our common stock under the 2005 Stock Incentive Plan and shall determine the purchase price of the shares subject to each stock purchase right. The offer to purchase shares underlying this stock purchase right shall be accepted by the offeree’s execution of a restricted stock purchase agreement, in the form prescribed by the compensation committee. This restricted stock purchase agreement may subject the acquired shares to a repurchase option, which we could exercise upon the voluntary or involuntary termination of the purchaser’s services for any reason.

Restricted Stock Units

Our 2005 Stock Incentive Plan also permits the issuance of RSUs to our service providers. RSUs granted under our 2005 Stock Incentive Plan represent the right to receive shares of our common stock or cash payment at a specified future date and may be subject to vesting requirements.

Additional Provisions

Our compensation committee has the authority to amend, suspend or terminate the 2005 Stock Incentive Plan, provided that no amendment may materially or adversely affect awards already granted without the written consent of the holder of the affected award. Our stockholders approve actions that require stockholder approval under applicable law and approve any increase in the number of shares reserved for issuance and any material changes to the class of persons who are eligible for awards under the 2005 Stock Incentive Plan.

Change of Control

In the event we experience a sale of all or substantially all of our assets, a merger or certain other corporate transactions including a change in control, all awards granted under the 2005 Stock Incentive Plan shall be subject to the agreement evidencing such merger or consolidation and such agreement may provide for one or more of the following (in all cases without a participant’s consent):

•	the continuation such outstanding awards by the surviving;

•	the assumption of such outstanding awards by the surviving corporation or its parent;

•	the substitution by the surviving corporation or its parent of equivalent awards for such outstanding awards;

•	the immediate exercisability of such outstanding awards followed by the cancellation of the outstanding awards upon consummation of the corporate transaction; or

•

the settlement of the full value of such outstanding awards (whether or not then exercisable) in cash or cash equivalents following by the cancellation of the outstanding awards upon consummation of the corporate transaction.

The 2005 Stock Incentive Plan provides for proportional adjustment of awards in the event of a stock split, stock dividend and certain other similar corporate events.

Designated IPO Equity Incentive Plan

In February 2012, our board of directors adopted the Designated IPO Equity Incentive Program, or Designated IPO Program. The purpose of the Designated IPO Program is to incentivize, motivate and retain certain of our employees by issuing them stock options and RSUs to acquire shares of our common stock to offset the dilutive effects caused by any special conversion adjustments to the Series D and Series E convertible preferred stock following the closing of an initial public offering of our common stock. Once any special conversion rights are triggered, the lower the value per share of our common stock in an initial public offering of our capital stock, the more shares of our common stock will be granted to the holders of Series D and Series E convertible preferred stock when those shares convert into common stock. For more information regarding these special conversion adjustments, see “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock” and “Description of Capital Stock—Special Conversion Adjustments for Convertible Preferred Stock.” In the event the special conversion adjustments are triggered, the ownership stake of each stockholder other than the Series D and Series E convertible preferred stockholders would be diluted, including the participants in the Designated IPO Program if not for the Designated IPO Program.

Conditions to Grant

Equity awards may be granted to participants under the Designated IPO Program only if there is an initial public offering of our capital stock in which the offering price per share to the public, before deduction of underwriters’ discounts or commissions and expenses, is between $5.79 and $17.5308, each as adjusted for any stock dividends, combinations or other similar events. An initial public offering of our capital stock within this range is referred to in the Designated IPO Program as a Designated IPO. Participants must be providing services to us or a subsidiary up to and through the closing of a Designated IPO in order to receive awards under the Designated IPO Program.

Awards to be Granted

Upon a Designated IPO, participants in the Designated IPO Program will receive stock option and RSU grants, which we refer to as Designated IPO Equity Awards, covering such number of shares of our common stock so that they maintain substantially the same ownership percentage of our company with respect to their equity incentive awards under the 2005 Stock Incentive Plan as they did immediately prior to the Designated IPO, but not taking into account any shares sold in the Designated IPO or any special conversion adjustments to the Series F convertible preferred stock following the closing of the Designated IPO. The mix of options and RSUs will be based on an iterative calculation that first determines the number of additional shares necessary to achieve the applicable percentage, which number is then reduced by a number of RSUs necessary to offset the higher exercise price for stock options to be granted under the Designated IPO Program compared to any exercise price of the underlying award under the 2005 Stock Incentive Plan. The participants will be granted options to purchase that reduced number of shares along with the number of RSUs necessary to offset the higher exercise price of the stock options granted under the Designated IPO Program.

Each Designated IPO Equity Award that is a stock option will have an exercise price equal to either (i) 100% of the fair market value per share on the date of grant or (ii) the price per share offered to the public in a Designated IPO; provided that in any case the exercise price shall be in compliance with Section 409A of the Internal Revenue Code and the regulations thereunder.

The vesting schedules of the Designated IPO Equity Awards shall proportionally mirror each participant’s equity awards that were issued to him or her under any of our other equity incentive plans (or any equity awards that we have assumed). The vesting and exercisability of all Designated IPO Equity Incentive Awards shall be contingent upon the closing of a Designated IPO.

All awards granted under the Designated IPO Program shall be granted under our 2005 Stock Incentive Plan and will also be subject to its terms and conditions. The awards issued under the Designated IPO Program represent an agreement to grant such award in the future contingent upon the closing of a Designated IPO. We will not grant any additional awards under the Designated IPO Program following our initial public offering.

Administration

Our board of directors, or a committee designated by the board, determines who will receive grants under this Designated IPO Program and the terms and conditions of such grants.

Additional Provisions

The rights or options to purchase shares under the Designated IPO Program shall be nontransferable without our prior written consent. Except for modifications deemed necessary for compliance with or exemption from certain provisions under the Code and the addition or removal of participants, the Designated IPO Program may be amended or terminated by a majority of the board of directors; however, if such amendment or termination is adverse to the participants, then such amendment or termination must also be approved by a majority of participants, as calculated based upon their previous equity awards.

2013 Equity Incentive Plan

Our board of directors adopted our 2013 Equity Incentive Plan                     , subject to stockholder approval. Our 2013 Equity Incentive Plan will be effective on the date of this prospectus and will serve as the successor to our 2005 Stock Incentive Plan.

Share Reserve

We reserved             shares of our common stock for issuance under our 2013 Equity Incentive Plan, plus an additional number of shares of common stock equal to any shares reserved but not issued or subject to outstanding awards under our 2005 Stock Incentive Plan on the date of this prospectus, plus, on and after the date of this prospectus, (i) shares that are subject to outstanding awards under the 2005 Stock Incentive Plan which cease to be subject to such awards, (ii) shares issued under the 2005 Stock Incentive Plan which are forfeited or repurchased at their original issue price, and (iii) shares subject to awards under the 2005 Stock Incentive Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award. The number of shares reserved for issuance under our 2013 Equity Incentive Plan will increase automatically on the first day of January of each of 2013 through 2022 by a number of shares of common stock equal to the lesser of (i)         % of the total outstanding shares our common stock as of the immediately preceding December 31st or (ii) a number of shares determined by the board of directors. In addition, the following shares of our common stock will again be available for grant or issuance under our 2013 Equity Incentive Plan:

•	shares subject to options granted under our 2013 Equity Incentive Plan that cease to be subject to the option for any reason other than exercise of the option;

•	shares subject to awards granted under our 2013 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2013 Equity Incentive Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash; and

•	shares used to pay the exercise price of an award under the 2013 Equity Incentive Plan or withheld to satisfy applicable tax withholding obligations related to such award.

Term

The 2013 Equity Incentive Plan terminates ten years from the date of its approval by our board of directors, unless earlier terminated by our board of directors.

Eligibility

The 2013 Equity Incentive Plan provides for the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance shares and stock bonuses. No person will be eligible to receive more than                      shares in any calendar year under our 2013 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than                      shares under our 2013 Equity Incentive Plan in the calendar year in which the employee commences employment. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. Only incentive stock options may be granted to our employees.

Administration

The 2013 Equity Incentive Plan will be administered by the compensation committee of our board of directors, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret our 2013 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for its administration. Awards under the 2013 Equity Incentive Plan may be made subject to “performance factors” and other terms in order to qualify as performance-based compensation for the purposes of 162(m) of the Code.

The 2013 Equity Incentive Plan provides for the granting of stock options (both incentive stock options and nonstatutory stock options), restricted stock, stock appreciation rights, restricted stock units, performance shares and stock bonuses. A brief description of each type of award is set forth below.

Stock Options

A stock option is the right, but not the obligation, to purchase a share of our common stock at a certain price and upon certain conditions. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value on the date of grant (and have a term that does not exceed five years). Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2013 Equity Incentive Plan is ten years.

Restricted Stock

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by our compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock Appreciation Rights

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted Stock Units

An RSU is an award that covers a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions.

Performance Shares

A performance share is an award that covers a number of shares of our common stock that may be settled upon achievement of pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock Bonus Awards

Stock bonus awards may be granted as additional compensation for services or performance, and therefore, may not be issued in exchange for cash.

Additional Provisions

Awards granted under our 2013 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Stock options granted under our 2013 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, except in the case of death or permanent disability, in which case the options may be exercised for up to         months or         months, respectively, following termination of the optionee’s service to us.

Change of Control

If we experience a change of control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will be exercisable for a period of time and will expire upon the closing of a change in control transaction. In the discretion of our compensation committee, the vesting of these awards may be accelerated upon the occurrence of these types of transactions.

2013 Employee Stock Purchase Plan

We adopted our 2013 Employee Stock Purchase Plan on                     , subject to stockholder approval, in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2013 Employee Stock Purchase Plan will be intended to qualify as an employee stock purchase plan under Section 423 of the Code.

Share Reserve

We initially reserved             shares of our common stock for issuance under our 2013 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2013 Employee Stock Purchase Plan will increase automatically on January 1st of each of the first ten calendar years following the first offering date by the number of shares equal to the lesser of either 1% of the total outstanding shares of our common stock as of the immediately preceding December 31st (rounded to the nearest whole share) or a number of shares of our common stock. The aggregate number of shares issued over the term of our 2013 Employee Stock Purchase Plan will not exceed              shares of our common stock.

Offering Periods

The first offering period and purchase period under our 2013 Employee Stock Purchase Plan will begin and end upon a date to be approved by our board of directors or the compensation committee. Each subsequent offering period will be for six months (commencing each              and             ) and will consist of one six-month purchase period, unless otherwise determined by the board of directors or the compensation committee.

Eligibility and Participation

Our employees generally are eligible to participate in our 2013 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2013 Employee Stock

Purchase Plan, are ineligible to participate in our 2013 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Once an employee is enrolled in our 2013 Employee Stock Purchase Plan, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon termination of employment for any reason.

Payment for Shares and Purchase Price

Under our 2013 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between              and          % of their base cash compensation. The purchase price for shares of our common stock purchased under our 2013 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

Administration and Term

The compensation committee of our board of directors will administer our 2013 Employee Stock Purchase Plan. The compensation committee also has the right to amend or terminate our 2013 Employee Stock Purchase Plan at any time. Our 2013 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

Share Limitations

No participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than                  shares during any one purchase period or such lesser amount determined by our compensation committee.

Change in Control

If we experience a change in control transaction, each outstanding right to purchase shares under our 2013 Employee Stock Purchase Plan may be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute the outstanding purchase rights, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2013 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Eligible employees may make pre-tax and Roth contributions to the plan from their eligible earnings up to the limit under Section 402(g) of the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. Our board of directors approved a discretionary employer match equal to 20% of employee’s elective deferrals up to a maximum of $2,000 per year and subject to certain other restrictions.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Our restated bylaws will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to completion of this offering, we also intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change of control arrangements and indemnification arrangements described in “Executive Compensation” and the registration rights described in “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2010 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Series E Preferred Stock Financing

In August and October 2010, we sold an aggregate of 7,614,986 shares of our Series E preferred stock at a purchase price of $9.849 per share to Ace Limited for an aggregate purchase price of approximately $75.0 million. The purchase price of the Series E preferred stock was determined based on a number of factors, including the status of our business and results of operations, our expectations for the future, discussions between third parties and management with respect to prices at which such third parties would be willing to purchase our Series E preferred stock and negotiations between our management, board of directors and Ace Limited. Prior to the sale of our Series E preferred stock, Ace Limited did not hold any equity interest in us, nor did any of its affiliates serve as a member of our board of directors. Each share of our Series E preferred stock will convert automatically into one share of our common stock upon the completion of this offering, subject to adjustment as described in “Description of Capital Stock—Special Conversion Adjustments for Convertible Preferred Stock.”

Series F Preferred Stock Financing

In March 2012, we sold an aggregate of 3,122,927 shares of our Series F preferred stock at a purchase price of $8.00 per share for an aggregate purchase price of approximately $25.0 million. The purchase price of the Series F preferred stock was determined based on a number of factors, including the status of our business and results of operations, our expectations for the future, discussions between third parties and management with respect to prices at which such third parties would be willing to purchase our Series F preferred stock and negotiations between our management, board of directors and certain of our then-current investors. Investors affiliated with Messrs. Parekh and Schlein, each of whom is a member of our board of directors, participated in the Series F preferred stock financing. Each share of our Series F preferred stock will convert automatically into one share of our common stock upon the completion of this offering, subject to adjustment as described in “Description of Capital Stock—Special Conversion Adjustments for Convertible Preferred Stock.”

The following table summarizes the Series F preferred stock purchased by any of our current directors, executive officers, persons who hold more than 5% of our outstanding capital stock or any member of the immediate family of any of the foregoing persons.

Name of Stockholder	Shares of Series F Preferred Stock	Total Purchase Price
KPCB Holdings, Inc., as a nominee	479,052	$3,832,416
Entities affiliated with Foundation Capital	304,000	2,432,000
Entities affiliated with Insight Ventures Partners	261,750	2,094,000
Entities affiliated with Gabriel Ventures	12,500	100,000

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. Mr. Schlein, one of our directors, is a partner at Kleiner Perkins Caufield & Byers; entities affiliated with Kleiner Perkins Caufield & Byers hold shares of our common stock, Series C-1 convertible preferred stock and Series F convertible preferred stock. Mr. Parekh, one of our directors, is a managing director of Insight Venture Partners; entities affiliated with Insight Venture Partners hold shares of our Series D convertible preferred stock and Series F convertible preferred stock. For more information on these entities, see “Principal Stockholders.” These stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Executive Compensation and Employment Arrangements

Please see “Executive Compensation” for information on compensation arrangements with our executive officers, including option grants and agreements with executive officers.

Founder Compensation

We entered into an Employment Agreement with Aayush Phumbhra, our former Co-Founder and Senior Vice President, in December 2008, which was subsequently amended in May 2012 and December 2012. In accordance with his Employment Agreement, in 2012, compensation paid to Mr. Phumbhra consisted of (i) a base salary of $340,500, (ii) a bonus payment of $91,350 and (iii) company contributions to his 401(k) plan of $2,000. Additionally, pursuant to the May 2012 amendment to his Employment Agreement, Mr. Phumbhra agreed to resign from our board of directors and from his employment with us upon the request of our Chief Executive Officer. Mr. Phumbhra resigned from our board of directors and as an employee, effective May 15, 2013.

Under his Amended Employment Agreement, upon his resignation, Mr. Phumbhra received all of his earned but unpaid base salary and bonus through the date of termination, a lump-sum payment equal to nine months of his then-current base salary and a lump-sum payment equal to nine times the average monthly portion of his health insurance coverage paid by us during the 9 months prior to his resignation, subject to his delivery of a general release of claims in our favor. Under the Advisory Service Agreement entered into at the time of his resignation, we will pay Mr. Phumbhra $5,000 per month for consulting services, permit the continued vesting of his outstanding options to purchase common stock for so long as he provides consulting services under the agreement and permit him to participate in our Designated IPO Equity Incentive Plan, as described above under “Executive Compensation—Employee Benefit Plans—Designated IPO Equity Incentive Plan.” The Advisory Service Agreement is effective for a period of 15 months, following May 15, 2013, subject to earlier termination for breach as described in the Advisory Service Agreement.

Indemnification of Directors and Officers

See “Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers” for information on our indemnification arrangements with our directors and executive officers.

RSU and Stock Option Grants

See “Executive Compensation” for information on certain stock option grants to our executive officers and related option grant policies.

Other Transactions

In connection with our acquisition of Cramster in December 2010, Oren Zeev, a member of our board of directors at the time and an individual affiliated with MOOS LLC, a stockholder who beneficially owns more than 5% of our capital stock, sold his interest in Cramster to us for consideration consisting of shares of our Series E convertible preferred stock having a value of approximately $5.0 million and shares of our common stock having a value of approximately $2.9 million. Mr. Zeev resigned from our board of directors in May 2012.

Review, Approval or Ratification of Transactions with Related Parties

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to our company and in the best interest of all of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of March 31, 2013, and as adjusted to reflect our sale of common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on 82,139,075 shares of our common stock outstanding on March 31, 2013, which includes 63,362,485 shares of common stock resulting from the automatic conversion of all outstanding shares of our preferred stock upon the completion of this offering, as if this conversion had occurred as of March 31, 2013, and assuming no special conversion adjustments for our Series D, Series E or Series F preferred stock, as further described in “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock” and “Description of Capital Stock—Special Conversion Adjustments for Convertible Preferred Stock.” Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Chegg, 3990 Freedom Circle, Santa Clara, California 95054.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering
	Shares	Percentage
Named Executive Officers and Directors:
Dan Rosensweig(1)	1,529,549	1.8%
Michael Osier§(2)	307,500	*
Nathan Schultz§	283,597	*
Jeffrey Housenbold	—	—
Barry McCarthy(3)	162,085	*
Marne Levine	—	—
Deven Parekh(4)	6,324,574	7.7
Richard Sarnoff§	25,000	*
Ted Schlein(5)	12,532,703	15.3
All executive officers and directors as a group (16 persons)(6)	23,460,300	27.1
5% Stockholders:
Ace Limited	7,614,986	9.3
Entities affiliated with Foundation Capital(7)	7,006,231	8.5
Entities Affiliated with Gabriel Ventures(8)	11,115,434	13.5
Entities Affiliated with Insight Venture Partners(4)	6,324,574	7.7
KPCB Holdings, as nominee(5)	12,532,703	15.3
MOOS LLC(9)	8,107,807	9.9

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
§	Shares shown for this individual represent shares subject to options that are exercisable within 60 days of March 31, 2013.

(1)	Consists of (a) 10,000 shares held by The Rachel Rosensweig 2007 Irrevocable Trust U/A/D 03-12-07, (b) 10,000 shares held by The Samantha Rosensweig 2007 Irrevocable Trust U/A/D 03-12-2007, and (c) 1,509,549 shares subject to stock options held by Mr. Rosensweig that are exercisable within 60 days of March 31, 2013. Mr. Rosensweig also holds 750,000 RSUs which are subject to vesting conditions not expected to occur within 60 days of March 31, 2013.

(2)	Consists of 307,500 shares subject to stock options held by Mr. Osier that are exercisable within 60 days of March 31, 2013. Mr. Osier also holds 25,000 RSUs which are subject to vesting conditions not expected to occur within 60 days of March 31, 2013.
(3)	Includes 126,371 shares subject to stock options held by Mr. McCarthy that are exercisable within 60 days of March 31, 2013.
(4)

Consists of (a) 1,447,866 shares held by Insight Venture Partners (Cayman) VI, L.P., (b) 267,827 shares held by Insight Venture Partners VI (Co-Investors), L.P. and (c) 4,608,881 shares held by Insight Venture Partners VI, L.P. Insight Holdings Group, LLC (Holdings) is the general partner of Insight Venture Associates VI, L.P., which is the general partner of each of Insight Venture Partners VI, L.P., Insight Venture Partners (Cayman) VI, L.P. and Insight Venture Partners VI (Co-Investors), L.P. Each of Jeffrey Horing, Deven Parekh, a member of our board of directors, and Peter Sobiloff is a member of the board of managers of Holdings and share voting and investment power over the shares. The principal business address for all entities and individuals affiliated with Insight Venture Partners is 680 Fifth Avenue, 8th Floor, New York, NY 10019.

(5)	Consists of 11,687,999 shares owned by Kleiner Perkins Caufield & Byers XIII, LLC (KPCB XIII) and 844,704 shares beneficially owned by individuals and entities associated with Kleiner Perkins Caufield & Byers. All shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities who each exercise their own voting and dispositive control over such shares. The managing member of KPCB XIII is KPCB XIII Associates, LLC (KPCB XIII Associates). Brook H. Byers, L. John Doerr, Joseph Lacob, Raymond J. Lane and Theodore E. Schlein, a member of our board of directors, are the managing directors of KPCB XIII Associates and exercise shared voting and investment power over the shares directly held by KPCB XIII. The principal business address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, CA 94025.
(6)	Includes 4,317,156 shares subject to stock options that are exercisable within 60 days of March 31, 2013 that are held by our directors and officers as a group.
(7)	Consists of (a) 77,418 shares held by Foundation Capital VI Principals Fund, LLC (FC6P), and (b) 6,928,813 shares held by Foundation Capital VI, LP (FC6). Foundation Capital Management Co., VI, LLC (FC6M) serves as the sole Manager of FC6 and FC6P. William Elmore, Paul Holland, Paul Koontz, Charles Moldow, Richard Redelfs, Ashmeet Sidana, Michael Schuh, Steve Vassallo and Warrant Weiss are managers of FC6M and share voting and investment power of the shares. The principal business address for all entities affiliated with Foundation Capital is 250 Middlefield Road, Menlo Park, CA 94025.
(8)	Consists of (a) 32,356 shares held by Gabriel Legacy Fund II, L.P., (b) 11,080,763 shares held by Gabriel Venture Partners II, L.P., (c) 2,308 shares issuable upon the exercise of a warrant held by Gabriel Venture Partners II, L.P., and (d) 7 shares issuable upon the exercise of a warrant held by Gabriel Legacy Fund II, L.P. Gabriel Investment Partners II, L.P. (Gabriel Investment) serves as the General Partner of such entities. Scott Chou and Frederick Bolander are the managing partners of Gabriel Investment and share voting and investment power over the shares. The principal business address for all entities affiliated with Gabriel Venture Partners is 999 Baker Way, Suite 400, San Mateo, CA 94404.
(9)	Includes 15,739 shares issuable upon the exercise of a warrant held by MOOS LLC. Mohan Gyani, Ori Sasson, Oren Zeev and Sharam Sasson are the managing members of MOOS LLC and share voting and investment power over the shares. The principal business address for MOOS LLC is 1480 Oakley Drive, Los Altos, CA 96024.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of             shares of common stock, $0.001 par value per share, and                     shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of March 31, 2013, there were 82,139,075 shares of our common stock outstanding, held by approximately 270 stockholders of record, and no shares of preferred stock outstanding, assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur upon the completion of this offering. After this offering, there will be             shares of our common stock outstanding, or             shares if the underwriters exercise in full their option to purchase additional shares of common stock in this offering.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Immediately upon the completion of this offering, each outstanding share of preferred stock will be converted into common stock.

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

Preferred Stock Warrants

As of March 31, 2013, we had warrants outstanding to purchase an aggregate of 1,698,260 shares of our convertible preferred stock as described below. After the completion of this offering, each of these warrants will become exercisable for the same number of shares of common stock at the same exercise price per share, except for the warrants to purchase shares of our Series F convertible preferred stock, which are subject to the special conversion adjustments. See “—Special Conversion Adjustments for Convertible Preferred Stock” below.

Type of Shares Underlying Warrant	Number of Shares Underlying Warrant	Issuance Date	Exercise Price
Series A-1(1)	56,882	6/4/2007	$0.44
Series A-1(1)	56,883	3/4/2008	$0.44
Series B(1)	70,335	7/18/2008	$0.71
Series B(2)	20,831	12/9/2008	$0.71
Series C-2(3)	115,793	4/24/2009	$1.17
Series C-2(3)	173,690	8/21/2009	$1.17
Series C-2(4)	804,463	10/13/2009	$3.25
Series C-2(4)	99,383	6/2/2010	$3.25
Series F(5)	300,000	5/4/2012	$8.00

(1)	These warrants contain a conversion provision under which they may instead be converted into a number of shares based on the fair market value of our common stock at the time of conversion. These warrants will expire on the third anniversary of the effective date of this offering.
(2)	The exercise price of these warrants may be paid either in cash or by surrendering the right to receive shares having a value equal to the exercise price. These warrants will expire on the earlier of (i) immediately following a change of control of our company, (ii) immediately following the completion of our initial public offering, provided the public offering price is equal to or greater than $5.83 and the gross proceeds to us are at least $30.0 million or (iii) the fifth anniversary of the issuance date.
(3)	The exercise price of these warrants may be paid either in cash or by surrendering the right to receive shares having a value equal to the exercise price. These warrants will expire on the later of (i) the five year anniversary of the effective date of this offering or (ii) the seventh anniversary of the issuance date of the warrant.
(4)	The exercise price of these warrants may be paid either in cash or by surrendering the right to receive shares having a value equal to the exercise price. These warrants will expire on the later of (i) the five year anniversary of the effective date of this offering or (ii) the tenth anniversary of the issuance date of the warrant.
(5)	These warrants also contain a conversion provision under which they may instead be converted into a number of shares based on the fair market value of our common stock at the time of conversion. These warrants will expire on the later of (i) the five year anniversary of the effective date of this offering or (ii) the tenth anniversary of the issuance date.

Common Stock Warrant

As of March 31, 2013, we had a warrant outstanding to purchase 54,225 shares of our common stock at an exercise price of $4.61 per share, which vests in five equal monthly installments beginning on January 11, 2013. The exercise price of the warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price. Only vested shares may be exercised. This warrant will expire on the earlier of (i) immediately following a change of control of our company, (ii) immediately following the completion of our initial public offering, provided the public offering price is equal to or greater than $5.83 and the gross proceeds to us are at least $30.0 million or (iii) December 11, 2022.

Registration Rights

Following this offering, the holders of shares of our common stock issued upon conversion of our convertible preferred stock and             shares of our common stock issuable upon exercise of warrants will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below. In addition, holders of             shares of             common stock issuable upon exercise of warrants will have piggyback registration rights and Form S-3 registration rights as described below.

Demand Registration Rights

At any time after the earlier of (i) December 9, 2013 or (ii) 180 days after the effective date of this offering, the holders of at least 40% of the then-outstanding shares or warrants having registration rights can request that we file a registration statement covering at least a majority of the registrable securities then-outstanding with an anticipated aggregate offering price of greater than $10 million, net of any underwriters’ discounts and commissions. We will only be required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us or our stockholders.

Piggyback Registration Rights

If we register any of our securities for our account or the account of a stockholder, the stockholders or warrant holders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to the demand or Form S-3 rights described in this section, any of our employee benefit plans, a corporate reorganization or a registration that does not permit secondary sales or requires information that is not substantially the same. The underwriters of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced unless the securities of all other selling stockholders are excluded entirely and may not be reduced below 30% of the total shares covered by the registration statement, except for in connection with an initial public offering with a public offering price equal to or greater than $5.83 and gross proceeds to us of at least $30.0 million, in which case the underwriters may exclude these holders entirely.

Form S-3 Registration Rights

The holders of at least 25% of the then-outstanding shares or warrants having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is equal to or greater than $1,000,000, net of any underwriters’ discounts and commissions. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us or our stockholders.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration or Form S-3 registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Termination of Registration Rights

The registration rights described above will terminate six years after the completion of an initial public offering with a public offering price equal to or greater than $5.83 and gross proceeds to us of at least $30.0 million. In addition, the registration rights will terminate earlier with respect to a particular holder to the extent the shares held by and issuable to such holder may be sold without registration in compliance with Rule 144 of the Securities Act. Holders of substantially all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days following the date of this prospectus. For a description of these agreements, see “Underwriting.”

Special Conversion Adjustments for Convertible Preferred Stock

Subject to the exceptions described below, upon the completion of this offering, each share of our convertible preferred stock will convert to one share of our common stock, except for our Series A convertible preferred stock, which will convert to common stock at a ratio of 1:1.2728, and our Series D preferred stock, which will convert to common stock at a ratio of 1:1.0027. In addition, the ratio at which our Series D convertible preferred stock, Series E convertible preferred stock and Series F convertible preferred stock will convert to common stock is subject to additional adjustment as described below. Our Series D, Series E and Series F convertible preferred stock were originally issued for $8.7654, $9.849 and $8.00 per share, respectively. The ratio at which each share of these series of convertible preferred stock automatically converts into shares of our common stock in connection with this offering is such original issue price divided by a conversion price determined by a formula as described below with respect to each series.

Series D Convertible Preferred Stock

If the initial public offering price per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, is less than $17.5308, the Series D conversion price (currently $8.7418) will be reduced to the price obtained by multiplying (a) the Series D conversion price by (b) the quotient obtained by dividing (i) the initial public offering share price by (ii) 17.5308. Based on an assumed initial offering public price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, our Series D convertible preferred stock would convert to common stock at a ratio of 1:     .

Series E Convertible Preferred Stock

If the initial public offering price per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, is less than $17.23575, the Series E conversion price will be reduced to the price obtained by multiplying (a) the Series E conversion price (currently $9.849) by (b) the quotient obtained by dividing (i) the initial public offering share price by (ii) 17.23575. Based on an assumed initial offering public price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, our Series E convertible preferred stock would convert to common stock at a ratio of 1:     .

Series F Convertible Preferred Stock

If the initial public offering price per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, is less than $8.00, the Series F conversion price will be reduced to the price obtained by multiplying (a) the Series F conversion price (currently $8.00) by (b) the quotient obtained by dividing (i) the initial public offering share price by (ii) $8.00. The conversion threshold price is defined as the

Series F original issue price. Based on an assumed initial offering public price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, our Series F convertible preferred stock would convert to common stock at a ratio of 1:     .

For more information regarding the special conversion adjustments for our convertible preferred stock, please see “Capitalization—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock” and “Dilution—Special Conversion Adjustments for Series D, Series E and Series F Convertible Preferred Stock.”

Anti-Takeover Provisions

Certain provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Restated Certificate of Incorporation and Restated Bylaw Provisions

We anticipate that our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Board of Directors Vacancies. We anticipate that our restated bylaws and certificate of incorporation will authorize generally only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. We anticipate that our restated certificate of incorporation and restated bylaws will provide that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder Action. We anticipate that our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. We anticipate that our restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president. We also anticipate that our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. We anticipate that our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. We anticipate that our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Amendment to Certificate of Incorporation and Bylaws. We anticipate that any amendment of our certificate of incorporation would require approval by the holders of at least two-thirds of our outstanding common stock. We also anticipate that an amendment to our bylaws would require the approval of a majority of our board of directors or approval by the holders of at least two-thirds of our outstanding common stock.

•

Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Stock Exchange Listing

We have applied for listing of our common stock on                 under the symbol “CHGG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of March 31, 2013, we will have              shares of common stock outstanding. Of these outstanding shares, all of the              shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining outstanding shares of our common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our stockholders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of             , 2013, shares will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market; and

•

Beginning 180 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which              shares will be freely tradable under Rule 144,              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and the remaining              shares will be held by non-affiliates and subject to the volume and other restrictions of Rule 144.

Lock-Up Agreements

Our directors and executive officers, and the holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable on or after the date of this prospectus, and it will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act, and it will also automatically become effective upon filing with the SEC. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration Rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to certain of our stockholders to sell our common stock. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (as defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, the potential application of the Medicare contribution tax or, except to the limited extent provided below, under U.S. federal estate and gift tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	tax exempt organizations or tax qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their own tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•

a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen that is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Dividends

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock” below.

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the holder’s agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the discussion below regarding the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or the applicable paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “—Dividends” above will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting. Information reporting, but not backup withholding, however, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (including U.S. source dividends and the gross proceeds from the sale or other disposition of U.S. stock) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements. The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) dividends on our common stock that are paid after December 31, 2013 and (ii) gross proceeds from the disposition of our common stock paid after December 31, 2016.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without Over-allotment Exercise	With Full Over-allotment Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, other than (1) the shares of our common stock to be sold hereunder, (2) any shares of our common stock issued upon the exercise of options or settlement of RSUs granted under our existing management incentive plans, (3) the filing of registration statements on Form S-8 with respect to existing management incentive plans and (4) the issuance of shares pursuant to warrants or other stock purchase rights, sales of shares pursuant to our employee stock purchase plan and grants of equity awards granted under existing management incentive plans, and (5) an aggregate number of shares not to exceed 10% of the common stock outstanding immediately following the issuance of our shares of common stock in this offering (including any additional shares issued upon exercise of the underwriters’ overallotment option) in connection with one or more acquisitions of a company or a business, assets or technology of another person or entity, joint ventures, commercial relationships or strategic alliances.

Our directors and executive officers, and the holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and us, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on                 under the symbol “CHGG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be

“covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on             , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or EU Prospectus Directive, was implemented in that Relevant Member State, or Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange , or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market

Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Davis Polk  & Wardwell LLP, Menlo Park, California, is counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, as set forth in their report. We’ve included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chegg, Inc.

We have audited the accompanying consolidated balance sheets of Chegg, Inc. as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 16.(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chegg, Inc. as of December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Jose, California

May 6, 2013

CHEGG, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for number of shares and par value)

	December 31,		March 31	Pro Forma Stockholders’ Equity March 31, 2013
	2011	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$34,607	$21,030	$30,294
Accounts receivable, net of allowance for doubtful accounts of $241, $502 and $642 at December 31, 2011 and 2012 and March 31, 2013, respectively	1,710	7,208	6,885
Prepaid expenses	1,125	543	1,627
Deferred tax assets	1,965	588	592
Other current assets	4,608	1,803	2,468

Total current assets	44,015	31,172	41,866

Textbook library, net	78,636	88,487	92,079
Property and equipment, net	7,313	18,867	18,677
Goodwill	49,545	49,545	49,545
Intangible assets, net	14,103	6,664	5,174
Other assets	2,721	1,632	1,508

Total assets	$196,333	$196,367	$208,849

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,468	$4,187	$3,685
Deferred revenue	12,513	20,032	48,746
Accrued liabilities	20,354	20,230	16,854
Preferred stock warrant liabilities	5,913	6,627	7,028
Debt obligations, current	—	19,386	19,568

Total current liabilities	40,248	70,462	95,881

Debt obligations, noncurrent	20,500	—	—
Deferred tax liabilities	1,915	549	553
Other liabilities	3,346	4,282	4,677

Total long-term liabilities	25,761	4,831	5,230

Total liabilities	66,009	75,293	101,111

Commitments and contingencies
Convertible preferred stock, $0.001 par value – 62,704,918, 76,388,007 and 76,388,007 shares authorized at December 31, 2011 and 2012 and March 31, 2013 (unaudited), respectively; 59,691,819, 62,814,746 and 62,814,746 shares issued and outstanding at December 31, 2011 and 2012 and March 31, 2013 (unaudited), respectively; aggregate liquidation preference of $185,862, $210,845 and $210,845 at December 31, 2011 and 2012 and March 31, 2013 (unaudited), respectively; no shares authorized, issued and outstanding, pro forma (unaudited)	182,218	207,201	207,201		$—

Stockholders’equity (deficit):
Common stock, $0.001 par value –105,000,000, 120,000,000 and 120,000,000 shares authorized at December 31, 2011 and 2012 and March 31, 2013 (unaudited), respectively; 18,302,290, 18,370,155 and 18,776,590 shares issued and outstanding at December 31, 2011 and 2012 and March 31, 2013 (unaudited), respectively; shares issued and outstanding pro forma (unaudited)	18	18	19
Additional paid-in capital common stock	48,310	63,070	67,587
Accumulated other comprehensive income	—	50	21
Accumulated deficit	(100,222)	(149,265)	(167,090)

Total stockholders’ equity (deficit)	(51,894)	(86,127)	(99,463)	$

Total liabilities, convertible preferred stock and stockholders’ deficit	$196,333	$196,367	$208,849

See Notes to Consolidated Financial Statements.

CHEGG, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				( unaudited)
Net revenues	$148,922	$172,018	$213,334	$48,533	$61,015
Cost of revenues	114,215	127,012	145,669	41,043	49,454

Gross profit	34,707	45,006	67,665	7,490	11,561

Operating expenses:
Technology and development	18,885	29,591	39,315	9,079	9,553
Sales and marketing	24,422	28,400	51,082	16,253	13,748
General and administrative	15,362	20,328	25,117	5,751	6,709
Loss (gain) on liquidation of textbooks	(371)	2,785	(2,594)	(797)	(2,279)

Total operating expenses	58,298	81,104	112,920	30,286	27,731

Loss from operations	(23,591)	(36,098)	(45,255)	(22,796)	(16,170)

Interest and other expense, net:
Interest expense, net	(5,801)	(3,558)	(4,393)	(709)	(1,173)
Other income (expense), net	1,740	1,855	634	227	(297)

Total interest and other expense, net	(4,061)	(1,703)	(3,759)	(482)	(1,470)

Loss before provision (benefit) for income taxes	(27,652)	(37,801)	(49,014)	(23,278)	(17,640)
Provision (benefit) for income taxes	(1,672)	(200)	29	178	185

Net loss	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)

Net loss per share, basic and diluted	$(2.49)	$(2.97)	$(2.92)	$(1.44)	$(0.99)

Weighted-average shares used to compute net loss per share, basic and diluted	10,431	12,679	16,775	16,329	18,047

Pro forma net loss per share, basic and diluted (unaudited)			$(0.61)		$(0.21)

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)			80,546		82,855

See Notes to Consolidated Financial Statements.

CHEGG, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Net loss	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)
Change in foreign currency translation adjustments	—	—	50	—	(29)

Total comprehensive loss	$(25,980)	$(37,601)	$(48,993)	$(23,456)	$(17,854)

See Notes to Consolidated Financial Statements.

CHEGG, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital Common Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Par Value
Balances at December 31, 2009	50,045	$89,304	10,205	$10	$2,936	$—	$(36,641)	$(33,695)
Issuance of Series E convertible preferred stock, net	7,615	72,907	—	—	—	—	—	—
Issuance of Series E convertible preferred stock in connection with acquisition	2,031	20,000	—	—	—	—	—	—
Exercise of Series B preferred stock warrant	1	7	—	—	—	—	—	—
Issuance of stock options in connection with acquisition	—	—	—	—	107	—	—	107
Issuance of common stock in connection with acquisitions	—	—	1,677	2	8,027	—	—	8,029
Issuance of common stock upon exercise of stock options	—	—	170	—	146	—	—	146
Stock-based compensation expense	—	—	—	—	6,506	—	—	6,506
Excess tax benefit from stock-based award activity	—	—	—	—	98	—	—	98
Net loss	—	—	—	—	—	—	(25,980)	(25,980)

Balances at December 31, 2010	59,692	182,218	12,052	12	$17,820	—	(62,621)	(44,789)
Issuance of stock options in connection with acquisitions	—	—	—	—	2,119	—	—	2,119
Issuance of common stock in connection with acquisitions	—	—	5,240	5	16,896	—	—	16,901
Issuance of restricted shares	—	—	219	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	842	1	749	—	—	750
Repurchase of common stock	—	—	(51)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	10,809	—	—	10,809
Excess tax benefit from employee stock option exercises	—	—	—	—	(83)	—	—	(83)
Net loss	—	—	—	—	—	—	(37,601)	(37,601)

Balances at December 31, 2011	59,692	182,218	18,302	18	48,310	—	(100,222)	(51,894)
Issuance of Series F convertible preferred stock, net	3,123	24,983	—	—	—	—	—	—
Cancellation of shares held in escrow from acquisitions	—	—	(28)	—	(146)	—	—	(146)
Issuance of common stock warrants	—	—	—	—	73	—	—	73
Issuance of restricted shares	—	—	22	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	552	—	552	—	—	552
Repurchase of common stock	—	—	(478)	—	(3,335)	—	—	(3,335)
Stock-based compensation expense	—	—	—	—	17,616	—	—	17,616
Other comprehensive income	—	—	—	—	—	50	—	50
Net loss	—	—	—	—	—	—	(49,043)	(49,043)

Balances at December 31, 2012	62,815	$207,201	18,370	18	63,070	50	(149,265)	(86,127)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	406	1	411	—	—	412
Vesting of common stock warrants (unaudited)	—	—	—	—	130	—	—	130
Stock-based compensation expense (unaudited)	—	—	—	—	3,976	—	—	3,976
Other comprehensive income (loss) (unaudited)	—	—	—	—	—	(29)	—	(29)
Net loss (unaudited)	—	—	—	—	—	—	(17,825)	(17,825)

Balances at March 31, 2013 (unaudited)	62,815	$207,201	18,776	$19	$67,587	$21	$(167,090)	$(99,463)

See Notes to Consolidated Financial Statements.

CHEGG, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Cash flows from operating activities
Net loss	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)
Adjustments to reconcile net loss to net cash provided by operating activities:
Textbook library depreciation expense	53,865	56,142	57,177	14,192	16,467
Amortization of warrants and deferred loan costs	2,696	1,462	1,790	183	391
Other depreciation and amortization expense	1,803	5,844	10,796	2,576	2,924
Stock-based compensation expense	8,165	13,131	18,045	4,127	4,150
Provision for bad debts	—	—	485	—	94
Loss (gain) from liquidation of textbooks	(371)	2,785	(2,594)	(797)	(2,279)
Loss from write-offs of textbooks	6,607	5,345	4,597	1,527	2,030
Loss from disposal of property and equipment	—	260	280	—	—
Revaluation of preferred stock warrants	(1,740)	(1,855)	(380)	(154)	401
Impairment of intangible assets	—	—	611	—	—
Changes in assets and liabilities:
Accounts receivable	(251)	(698)	(4,951)	(1,185)	(788)
Prepaid expenses and other current assets	3,598	(3,621)	3,387	965	(1,840)
Other assets	169	644	1,158	715	2
Accounts payable	2,932	(4,911)	2,680	29	(2,999)
Deferred revenue	2,432	5,583	7,519	24,454	28,714
Accrued liabilities	3,994	(8,214)	2,789	340	(56)
Other liabilities	(2,047)	(1,542)	335	(1,544)	193

Net cash provided by operating activities	55,872	32,754	54,681	21,972	29,579
Cash flows from investing activities
Purchases of textbooks	(131,813)	(74,094)	(104,518)	(31,955)	(33,488)
Proceeds from liquidation of textbooks	19,754	30,882	34,076	11,084	14,306
Purchases of property and equipment	(4,428)	(2,707)	(15,148)	(456)	(1,544)
Increase in restricted cash	(2,370)	—	—	—	—
Acquisitions of businesses, net of cash acquired	3,583	(14,007)	—	—	—
Release of cash from escrow	—	—	(2,513)	—	—

Net cash used in investing activities	(115,274)	(59,926)	(88,103)	(21,327)	(20,726)
Cash flows from financing activities
Proceeds from debt obligations	10,000	33,300	20,000	—	—
Payments of debt obligations	—	(42,800)	(20,500)	—	—
Proceeds from issuance of convertible preferred stock, net	72,907	—	24,983	24,983	—
Proceeds from exercise of stock options	146	750	552	60	411
Repurchase of common stock and vested stock options	—	—	(5,190)	(5,190)	—

Net cash provided by (used in) financing activities	83,053	(8,750)	19,845	19,853	411

Net increase (decrease) in cash and cash equivalents	23,651	(35,922)	(13,577)	20,498	9,264
Cash and cash equivalents at beginning of period	46,878	70,529	34,607	34,607	21,030

Cash and cash equivalents at end of period	$70,529	$34,607	$21,030	$55,105	$30,294

Supplemental cash flow data
Cash paid during the period for:
Interest	$2,811	$2,148	$2,313	$557	$549

Income taxes	$—	$52	$362	$158	$91

Non-cash investing and financing activities:
Accrued purchases of long-lived assets	$9,678	$6,297	$5,932	$2,297	$4,400

Issuance of preferred stock warrants	$592	$—	$1,094	$—	$—

Issuance of Series E convertible preferred stock in connection with acquisition	$20,000	$—	$—	$—	$—

Issuance of common stock warrants in connection with consulting services	$—	$—	$73	$—	$130

Issuance of stock options in connection with acquisitions	$107	$2,119	$—	$—	$—

Cancellation of common shares held in escrow from acquisitions	$—	$—	$(146)	$—	$—

Issuance of common stock in connection with acquisitions	$8,029	$16,901	$—	$—	$—

See Notes to Consolidated Financial Statements.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Note 1. Background and Basis of Presentation

Chegg, Inc. (Chegg, the Company, we, us, or our), headquartered in Santa Clara, California, was incorporated as a Delaware corporation on July 29, 2005. Chegg is the leading student-first connected learning platform, empowering students to take control of their education to save time, save money and get smarter. We are driven by our passion to help students become active consumers in the educational process. Our integrated platform, which we call the Student Hub, offers products and services that students need throughout the college lifecycle, from choosing a college through graduation and beyond. Our Student Graph builds on the information generated through students’ and other participants’ use of our platform to increasingly enrich the experience for participants as it grows in scale and power the Student Hub. By helping students learn more in less time and at a lower cost, we help them improve the overall return on investment in education. In 2012, more than five million students used our platform.

We operate in a single segment. We refer to the years ended December 31, 2010, 2011 and 2012 as 2010, 2011 and 2012, respectively.

Note 2. Significant Accounting Policies

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2013 and the consolidated statements of operations, comprehensive loss, and cash flows for the three months ended March 31, 2012 and 2013 and the consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2013 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our statement of financial position as of March 31, 2013 and our consolidated results of operations and our cash flows for the three months ended March 31, 2012 and 2013. The results for the three months ended March 31, 2013 are not necessarily indicative of the results expected for the full year or any other period.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenue and expenses during the reporting periods. Significant estimates, assumptions and judgments are used for, but not limited to: revenue recognition, recoverability of accounts receivable, determination of the useful lives and salvage value related to our textbook library, valuation of preferred stock warrants, and stock-based compensation including estimated forfeitures, accounting for income taxes, useful lives assigned to long-lived assets for depreciation and amortization, impairment of goodwill and long-lived assets, and the valuation of acquired intangible assets. We base our estimates on historical experience, knowledge of current business conditions and various other factors we believe to be reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ from these estimates, and such differences could be material to our financial position and results of operations.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet at March 31, 2013 gives effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an estimated             shares of our common stock; (ii) the conversion of our outstanding convertible preferred stock warrants into warrants to purchase an estimated             shares of our common stock and related reclassification of the preferred stock warrant liability to additional paid-in-capital; (iii) the issuance of             shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering; (iv) stock-based compensation expense of $            related to the vesting of RSUs as further described below; and (v) the grant of              options and             RSUs under the Designated IPO Equity Incentive Program, all assuming an initial public offering price of $             per share, the midpoint of the range on the cover of this prospectus.

The number of shares of our common stock to be issued upon the automatic conversion of all outstanding shares of our Series D, Series E and Series F convertible preferred stock depends in part on the initial public offering price of our common stock. The number of shares issued and outstanding pro forma assumes that our convertible preferred stock converts into              shares of common stock, based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Additionally, we have granted restricted stock units, or RSUs, that generally begin to vest upon the satisfaction of both a time-based service component and the occurrence of a qualifying event, including the lapse of six months following the completion of an initial public offering, or IPO. The stock-based compensation expense associated with these RSUs will be recognized to the extent the service requirements have been satisfied, upon the completion of the IPO. Accordingly, the unaudited pro forma balance sheet information at March 31, 2013, gives effect to stock-based compensation expense of approximately $10.6 million associated with these RSUs, for which the service condition was met as of March 31, 2013, which we would have recorded if the IPO had been completed on that date, assuming no adjustment to the conversion rate of the Series D and Series E convertible preferred stock. This pro forma adjustment related to stock-based compensation expense has been reflected as an increase to additional paid-in capital and an increase to accumulated deficit. Subject to applicable limitations, the income tax effects of the stock-based compensation will be reflected as an increase to deferred tax assets in our consolidated balance sheet, to reflect the anticipated future tax benefits upon settlement of the RSUs. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustment. We estimate that an aggregate of approximately 1.6 million shares underlying these RSUs will vest and settle six months after the effective date of the IPO, based upon the number of RSUs for which the service condition was met as of March 31, 2013. These shares have not been included in our pro forma balance sheet disclosures of shares outstanding. RSU holders generally will recognize taxable income based upon the value of the vested shares on the date they are settled and we are required to withhold taxes on such value at applicable minimum statutory rates. We are unable to quantify these withholding obligations as of March 31, 2013 and we will remain unable to quantify this amount until the settlement of the RSUs, as the withholding obligations will be based on the value of the shares approximately six months after the date of our IPO.

Principles of Consolidation

The consolidated financial statements include the accounts of Chegg and our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with U.S. GAAP.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity date of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents, which consist of cash and money market accounts at financial institutions, are stated at cost, which approximates fair value.

We classify certain restricted cash balances within prepaid expenses and other current assets and other assets on the accompanying consolidated balance sheets based upon the term of the remaining restrictions.

At December 31, 2011 and 2012 and March 31, 2013, we had approximately $4.0 million, $1.7 million and $1.8 million, respectively, of restricted cash that consisted in part of escrow funds held in conjunction with our acquisitions prior to 2012, a certificate of deposit pledged as a security deposit for certain credit card balances, and a letter of credit pledged as a security deposit for our headquarters and warehouse facilities leases. The certificates of deposit and escrow funds of approximately $3.0 million, $0.4 million and $0.4 million as of December 31, 2011 and 2012 and March 31, 2013, respectively, are classified in other current assets in our consolidated balance sheets due to the short-term nature of the restriction. The amount related to the security deposit of approximately $1.0 million, $1.3 million and $1.4 million as of December 31, 2011 and 2012 and March 31, 2013, respectively, is classified in other assets in our consolidated balance sheets as these amounts are restricted for periods that exceed one year from the balance sheet dates.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. We generally grant uncollateralized credit terms to our customers, which include textbook liquidators, and maintain an allowance for doubtful accounts to account for potentially uncollectible receivables.

Allowance for Doubtful Accounts

We assess the creditworthiness of our customers based on multiple sources of information, and analyze such factors as our historical bad debt experience, industry and geographic concentrations of credit risk, economic trends, and customer payment history. This assessment requires significant judgment. Because of this assessment, which covers the sale of our brand advertising and enrollment marketing services, we maintain an allowance for doubtful accounts for potential future estimated losses resulting from the inability of certain customers to make all of their required payments. In making this estimate, we analyze historical payment performance and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Accounts receivable are written off as a decrease to the allowance for doubtful accounts when all collection efforts have been exhausted and an account is deemed uncollectible.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. We place the majority of our cash and restricted cash with financial institutions in the United States that we believe to be of high credit quality, and accordingly minimal credit risk exists with respect to these instruments. Certain of our cash balances held with financial institutions are in excess of Federal Deposit Insurance Corporation, or FDIC, limits.

Concentrations of credit risk with respect to trade receivables exist to the full extent of amounts presented in the financial statements. We had three textbook liquidators that represented 19%, 16% and 11%, respectively, of

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

the net accounts receivable balance as of December 31, 2011. We had one textbook liquidator that represented 18% of our net accounts receivable balance as of December 31, 2012. We had one textbook liquidator that represented 10% of our net accounts receivable balance as of March 31, 2013. No customers represented over 10% of net revenues in 2010, 2011, 2012 or during the three months ended March 31, 2012 or 2013.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, accruals, accounts receivable, and accounts payable approximate their fair value due to their short-term maturities. Long-term and short-term debt obligations are carried at amortized cost, which approximates fair value based on borrowing rates currently available to us for loans with similar terms.

Textbook Library

We consider our textbook library to be a long-term productive asset and, as such, classify it as a non-current asset in our consolidated balance sheets. Additionally, cash outflows for the acquisition of the textbook library, net of changes in related accounts payable and accrued liabilities, as well as cash inflows received from the liquidation of textbooks, are classified as cash flows from investing activities in our consolidated statements of cash flows, consistent with other long-term asset activity. The gain or loss from the liquidation of textbooks previously rented is recorded as a component of operating expenses in our consolidated statements of operations and is classified as cash flow from operating activities.

All textbooks in our textbook library are stated at cost, which includes the purchase price less accumulated depreciation.

We record allowances for lost or damaged textbooks in cost of revenues in our consolidated statements of operations based on our assessment of our textbook library on a book-by-book basis. Factors considered in the determination of textbook allowances include historical experience, management’s knowledge of current business conditions and expectations of future demand. Write-offs result from lost or damaged books, books no longer considered to be rentable, or when books are not returned to us after the rental period by our customers.

We depreciate our textbooks, less an estimated salvage value, over an estimated useful life of three years using an accelerated method of depreciation, as we estimate this method most accurately reflects the actual pattern of decline in the economic value of the assets. The salvage value considers the historical trend and projected liquidation proceeds for textbooks. The useful life is determined based on the time period in which the textbooks are held and rented before liquidation. In accordance with our policy, we review the estimated useful lives of our textbook library on an ongoing basis.

Depreciation expense and write-offs of textbooks are recorded in cost of revenues in our consolidated statements of operations. During 2010, 2011 and 2012, textbook depreciation expense was approximately $53.9 million, $56.1 million and $57.2 million, respectively, and write-offs were approximately $6.6 million, $5.3 million and $4.6 million, respectively. During the three months ended March 31, 2012 and 2013, textbook depreciation expense was approximately $14.2 million and $16.5 million, respectively, and write-offs were approximately $1.5 million and $2.0 million, respectively.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives of the assets:

Classification	Useful Life
Computers and equipment	3 years
Software	2-3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the remaining lease term or the estimated useful life of 5 years
Content	5 years

We capitalize costs related to the purchase or development of Homework Help content and amortize these costs over a period of five years.

Depreciation and amortization expense are generally classified within the corresponding cost of revenues and operating expense categories in our consolidated statements of operations. Depreciation and amortization expense for 2010, 2011 and 2012 were approximately $1.5 million, $2.7 million and $3.9 million, respectively. Depreciation and amortization expense for the three months ended March 31, 2012 and 2013 were approximately $0.8 million and $1.4 million, respectively.

The cost of maintenance and repairs is expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in income (loss) from operations.

Software Development Costs

We capitalize costs related to software developed or obtained for internal use when certain criteria have been met. Costs incurred during the application development stage for internal-use software are capitalized in property and equipment and amortized over the estimated useful life of the software, generally up to three years.

As of December 31, 2011 and 2012, software development costs, net were approximately $2.6 million and $2.9 million, respectively, which were recorded as software in property and equipment. In 2010, 2011 and 2012, the amortization of software development costs capitalized totaled approximately $0.2 million, $0.7 million and $1.2 million, respectively. As of March 31, 2013, software development costs, net were approximately $2.6 million. During the three months ended March 31, 2012 and 2013, the amortization of software development costs capitalized totaled approximately $0.3 million and $0.3 million, respectively.

Goodwill

Goodwill represents the excess of the fair value of consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business acquisition. We test goodwill for impairment at least annually, or more frequently if certain events or indicators of impairment occur between annual impairment tests. For our annual goodwill impairment test in 2012, we performed a quantitative test of our single reporting unit. In the first step of this test, goodwill is tested for impairment at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit was estimated using a market approach. If the carrying amount of the reporting unit exceeds its fair value, a

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

second step is performed to measure the amount of impairment loss, if any. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. In the event we determine that the fair value of our single reporting unit is less than the reporting unit’s carrying value, we will record an impairment charge for the amount of the impairment in the period in which the determination is made.

Acquired Intangible Assets, and Other Long-Lived Assets

Acquired intangible assets with finite useful lives, which include developed technology, customer lists, trade names and non-compete agreements, are amortized over their estimated useful lives.

We assess the impairment of acquired intangible assets and other long-lived assets when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Factors that we consider in determining when to perform an impairment review include significant negative industry or economic trends or significant changes or planned changes in the use of the assets. We measure the recoverability of assets that will continue to be used in operations by comparing the carrying value of the asset grouping to the estimate of the related total future undiscounted net cash flows. If an asset grouping’s carrying value is not recoverable through the related undiscounted cash flows, the asset grouping is measured for impairment. The impairment is measured by comparing the difference between the asset grouping’s carrying value and its fair value.

Preferred Stock Warrants

Outstanding warrants to purchase shares of our preferred stock are classified as liabilities and subject to remeasurement at the end of each reporting period. Changes in the fair value of the warrants in each reporting period are recorded as other income (expense) in our consolidated statements of operations (see Note 9).

Revenue Recognition and Deferred Revenue

We derive our revenue from the rental or sale of print textbooks and from non-print products and services, net of allowances for refunds or charge backs from our payment processors who process payments from credit cards, debit cards and PayPal. Revenue is recognized when the four basic criteria for revenue recognition have been met as follows: persuasive evidence of an arrangement exists, delivery has occurred and title has transferred, the sale price is fixed or determinable, and collection is reasonably assured.

We primarily generate revenue from the rental of print textbooks and, to a lesser extent, through the sales of print textbooks through our website purchased by us on a just-in-time basis. Rental revenue is recognized ratably over the term of the rental period, generally two to five months. Revenue from selling textbooks on a just-in-time basis is recognized upon shipment. We do not hold an inventory of textbooks for sale. Our customers pay for the rental and sale of print textbooks on our website primarily by credit card, resulting in immediate settlement of our accounts receivable.

We also generate revenue from non-print products and services that include eTextbooks, supplemental materials and our Homework Help service that we offer to students, enrollment marketing services that we offer to colleges and advertising services that we offer to brands. Non-print products and services are offered to students through monthly or annual subscriptions and we recognize revenue ratably over the subscription period. As with revenue from print textbooks, revenue from eTextbooks is recognized ratably over the contractual period, generally two to five months, or at time of the sale, and our customers pay for these services through payment processors, resulting in immediate settlement of our accounts receivable.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Marketing services include enrollment marketing services and brand advertising, which we offer either on a subscription or on an a la carte basis. Enrollment marketing services connect colleges and graduate schools with students seeking admission or scholarship opportunities at these institutions. Brand advertising offers brands unique ways to connect with students. Revenue is recognized ratably or as earned over the subscription service, generally one year. Revenue from enrollment marketing services or brand advertising delivered on an a la carte basis, without a subscription, is recognized when delivery of the respective lead or service has occurred. For these services, we bill the customer at the inception, over the term of the customer arrangement or as the services are performed. Upon satisfactory assessment of creditworthiness, we generally grant credit to our enrollment marketing services and brand advertising customers with normal credit terms, typically 30 days.

Shipping costs charged to customers in the sale or rental of textbooks are recorded in revenue and the related expenses are recorded as cost of revenues.

Some of our customer arrangements for enrollment marketing services include multiple deliverables, which include the delivery of student leads as well as other services to the end customer. We have determined these deliverables qualify as separate units of accounting, as they have value to the customer on a standalone basis and our arrangements do not contain a right of return. For these arrangements that contain multiple deliverables, we allocate the arrangement consideration based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence of fair value, or VSOE, when available; (2) third-party evidence of selling price, or TPE, if VSOE does not exist; and (3) estimated selling price, or ESP, if neither VSOE nor TPE is available.

We determine VSOE based on our historical pricing and discounting practices for the specific solution when sold separately and when a substantial majority of the selling prices for these services fall within a narrow range. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally our go-to-market strategy differs from that of our peers, and our offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. As we have not established VSOE or TPE for our enrollment marketing services, we have used ESP in our allocation of arrangement consideration. We have determined ESP by considering multiple factors including, but not limited to, prices charged for similar offerings, sales volume, geographies, market conditions, the competitive landscape, and pricing practices. We believe this best represents the price at which we would transact a sale if the services were sold on a standalone basis, and we regularly assess the method used to determine ESP. Additionally, we limit the amount of revenue recognized for delivered elements to the amount that is not contingent on future delivery of services or other future performance obligations.

Revenue is presented net of sales tax collected from customers to be remitted to governmental authorities and net of allowances for estimated cancellations and customer returns, which are based on historical data. Customer refunds from cancellations and returns are recorded as a reduction to revenue. Deferred revenue primarily consists of advanced payments from students related to rentals and subscriptions that has not been recognized, and marketing services that have yet to be performed. Deferred revenue is recognized as revenue ratably over the term or when the services are provided and all other revenue recognition criteria have been met.

Cost of Revenues

Our cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services. Cost of revenues related to print textbooks include textbook depreciation expense, shipping and other fulfillment costs, the cost of textbooks sold, payment processing costs, write-offs and

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

allowances related to the textbook library, and all expenses associated with our distribution and customer service centers, including personnel and warehousing costs. The cost of textbooks sold, shipping and other fulfillment costs and payment processing expenses are recognized upon shipment, while textbook depreciation is recognized under an accelerated method over the life of the textbook. We believe this method most accurately reflects the actual pattern of decline in the economic value of the assets, resulting in higher costs earlier in the textbook lifecycle. Cost of revenues related to non-print products and services, in which we also group eTextbooks, consist primarily of the depreciation of our eTextbook Reader software, publisher content fees for eTextbooks, content amortization expense related to content that we develop or license, including publisher agreements for which we pay one-time license fees for published content, enrollment marketing services leads purchased from third-party suppliers to fulfill leads that we are unable to fulfill through our internal database, personnel costs and other direct costs related to providing the content or services. In addition, cost of revenues includes allocated information technology and facilities costs.

Technology and Development

Technology and development expenses consist primarily of salaries, benefits and stock-based compensation for employees on our product and web design, engineering and technical teams who are maintaining our website, developing new products and improving existing products. Technology and development costs also include webhosting costs, third-party development costs and allocated information technology and facilities costs. We expense substantially all of our technology and development costs as they are incurred.

Advertising Costs

Advertising costs are expensed as incurred and consist primarily of online advertising and marketing promotional expenditures. During 2010, 2011 and 2012, advertising costs were approximately $14.8 million, $14.7 million, and $21.1 million, respectively.

Stock-Based Compensation

We account for stock-based compensation arrangements under the fair value method, which requires us to measure the cost of employee stock-based compensation awards based on the grant-date fair value of the award. We recognize compensation cost for all employee stock-based compensation awards that are expected to vest on a straight-line basis over the requisite service period of the awards, which is generally the option vesting period. These amounts are reduced by estimated forfeitures, which are estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity awards issued to non-employees are recorded at their fair value on the measurement date and are subject to adjustment each period as the underlying awards vest or consulting services are performed.

Income Taxes

We account for income taxes under an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to an amount that is more-likely-than-not to be realized. We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Net Loss Per Common Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, warrants, restricted stock units and convertible preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The following table sets forth the computation of historical basic and diluted net loss per common share (in thousands, except per share amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Numerator:
Net loss	$(25,980)	$(37,601)	$(49,043)	$(23,456)	$(17,825)

Denominator:
Weighted-average common shares outstanding	10,737	13,837	18,198	18,309	18,551
Less: Weighted-average unvested common shares subject to repurchase or forfeiture	(306)	(1,158)	(1,423)	(1,980)	(504)

Weighted-average common shares used in computing basic and diluted net loss per share	10,431	12,679	16,775	16,329	18,047

Net loss per share, basic and diluted	$(2.49)	$(2.97)	$(2.92)	$(1.44)	$(0.99)

The following potential common shares outstanding were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Options to purchase common stock	10,827	15,733	19,290	15,961	19,405
Restricted stock units	985	2,000	1,993	1,993	1,977
Common stock subject to repurchase or forfeiture	567	2,088	597	1,918	448
Warrants to purchase common stock	—	—	54	—	54
Warrants to purchase convertible preferred stock	1,398	1,398	1,698	1,698	1,698
Convertible preferred stock	60,240	60,240	63,362	63,362	63,362

Total common stock equivalents	74,017	81,459	86,994	84,932	86,944

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

To determine the shares of preferred stock and warrants to purchase preferred stock excluded because the inclusion of such shares and warrants would be antidilutive, we used the “if converted” method, under which the preferred stock and warrants to purchase preferred stock are assumed to be converted to common shares at conversion prices for the respective preferred stock series. Vesting of outstanding RSUs is dependent upon the satisfaction of both a performance condition and a liquidity condition. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or the completion of our IPO. As of March 31, 2013, such a qualifying event had not occurred.

Pro Forma Net Loss Per Share (unaudited)

Unaudited pro forma net loss per share for the year ended December 31, 2012 and the three months ended March 31, 2013 have been computed to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock and the reclassification of the preferred stock warrant liability into additional paid-in capital as though the conversion and reclassification had occurred as of the beginning of the period or the original date of issuance, if later. In addition, the pro forma share amounts give effect to RSUs that have satisfied the service condition as of December 31, 2012 and March 31, 2013. These RSUs will vest and settle upon the satisfaction of a qualifying event, as previously defined. Stock-based compensation expense associated with these RSUs is excluded from this pro forma presentation. If the qualifying event had occurred on December 31, 2012 or March 31, 2013, we would have recorded $9.3 million or $10.6 million, respectively, of stock-based compensation expense on that date related to these RSUs, net of associated tax effect of $     million or $     million, respectively (in thousands, except per share amounts):

	Year Ended December 31, 2012	Three Months Ended March 31, 2013

	(unaudited)
Net loss	$(49,043)	$(17,825)
Add: change in fair value of convertible preferred stock warrant liability	(380)	401

Net loss used in computing pro forma basic and diluted net loss per share	$(49,423)	$(17,424)

Shares used in computing basic and diluted net loss per share	16,775	18,047
Add: pro forma adjustment to reflect weighted-average effect of assumed conversion of convertible preferred stock	62,806	63,362
Add: pro forma adjustment to reflect assumed vesting of RSUs	965	1,446

Weighted-average shares used for basic and diluted EPS computation	80,546	82,855

Pro forma net loss per share, basic and diluted	$(0.61)	$(0.21)

Foreign Currency Translation

The functional currency of our foreign subsidiaries is the local currency. Adjustments resulting from the translation of foreign currencies into U.S. dollars for balance sheet amounts are based on the exchange rates as of the consolidated balance sheet date. Non-monetary balance sheet items denominated in a currency other than the applicable functional currency are translated using the historical rate. Revenue and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

accumulated other comprehensive income (loss) as a component of stockholders’ deficit on the consolidated balance sheets. Gains or losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in other income in the consolidated statements of operations and were not material during 2010, 2011 or 2012 or the three months ended March 31, 2012 and 2013.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued new authoritative guidance on comprehensive income that eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, we must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. We adopted this authoritative guidance in 2012.

In September 2011, the FASB issued revised guidance intended to simplify the way an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more-likely-than-not that its fair value is less than its carrying amount. We adopted this guidance during 2012, which did not have a significant impact on our financial condition or results of operations.

Note 3. Cash, Restricted Cash, and Fair Value Measurement

Cash and restricted cash consisted of the following (in thousands):

	December 31,		March 31,
	2011	2012	2013
			(unaudited)
Cash	$34,607	$21,030	$30,294

Short-term restricted cash	$3,015	$352	$352
Long-term restricted cash	1,000	1,350	1,423

Total restricted cash	$4,015	$1,702	$1,775

We have established a fair value hierarchy used to determine the fair value of our financial instruments as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3 – Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value; the inputs require significant management judgment or estimation.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

A financial instrument’s classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Our Level 1 financial asset is comprised of cash at December 31, 2011 and 2012. We did not have any Level 2 fair value measurements. The following table summarizes our Level 3 fair value measurements on a recurring basis (in thousands):

	Level 3
	December 31,		March 31
	2011	2012	2013
			(unaudited)
Financial liabilities:
Preferred stock warrant liabilities	$5,913	$6,627	$7,028
Put option liability	2,461	1,062	1,145

Total financial liabilities	$8,374	$7,689	$8,173

The following table summarizes the change in the fair value of financial liabilities (in thousands):

	Level 3
	December 31,		March 31,
	2011	2012	2013
			(unaudited)
Beginning balance	$7,906	$8,374	$7,689
Additions for new instruments issued	2,323	1,550	83
Increase (decrease) in fair value of preferred stock warrants	(1,855)	(380)	401
Exercise of put options	—	(1,855)	—

Total financial liabilities	$8,374	$7,689	$8,173

As of December 31, 2012 and March 31, 2013, we did not have observable inputs for the valuation of our preferred stock warrant liabilities. The fair value of the preferred stock warrant liabilities are based in part on aggregate equity value indications, consistent with the analysis for our common stock valuation using the Monte Carlo Simulation model for pricing. The significant unobservable input used in the fair value measurement of the convertible preferred stock warrant liability is the fair value of the underlying preferred stock at the valuation measurement date. Generally, increases (decreases) in the fair value of the underlying preferred stock would result in a directionally similar impact to the fair value measurement. The put option liability relates to previous acquisitions, which provided certain employees of the acquired companies the right to require us to acquire vested common shares or options at a stated contractual price. As options associated with these put options vest, the liability is recognized as stock-based compensation expense in our consolidated statements of operations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Note 4. Long-Lived Assets

Textbook Library, Net

Textbook library, net consisted of the following (in thousands):

	December 31,		March 31,
	2011	2012	2013
			(unaudited)
Textbook library	$149,500	$181,192	$184,832
Less accumulated depreciation	(70,864)	(92,705)	(92,753)

Textbook library, net	$78,636	$88,487	$92,079

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		March 31,
	2011	2012	2013
			(unaudited)
Computer and equipment	$2,780	$2,556	$2,564
Software	4,564	4,701	4,709
Furniture and fixtures	1,025	1,892	1,927
Leasehold improvements	1,362	4,233	4,292
Content	2,282	12,866	14,000

	12,013	26,248	27,492
Less accumulated depreciation and amortization	(4,700)	(7,381)	(8,815)

Property and equipment, net	$7,313	$18,867	$18,677

Note 5. Acquisitions

Acquisitions during 2010 and 2011 were accounted for in accordance with Accounting Standards Codification (ASC) No. 805, Business Combinations, and the results of operations of each acquisition have been included in our consolidated results of operations from the respective date of the acquisition. Each of the acquisitions was not material, either individually or in the aggregate, to our results in the period of acquisition.

We determined the total consideration paid for each of our acquisitions as well as the fair value of the assets acquired and liabilities assumed as of the date of acquisition.

The fair value of identifiable assets acquired and liabilities assumed were determined under the acquisition method of accounting for business combinations. The excess of purchase consideration paid over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. There were no acquisition costs expensed during 2012. Acquisition costs of approximately $0.6 million and $0.3 million were expensed during 2010 and 2011, respectively. These costs are included in general and administrative expenses on the consolidated statements of operations.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

The following table summarizes the fair value of the assets acquired and liabilities assumed during the year ended December 31, 2011 (in thousands):

Cash	$2,227
Accounts receivable, net	646
Other acquired assets	263
Acquired intangible assets	14,070

Total identifiable assets acquired	17,206
Assumed liabilities	(7,330)

Net identifiable assets acquired	9,876
Deferred tax liabilities	(1,089)
Goodwill	28,350

Fair value of purchase consideration	$37,137

None of the amounts recorded for goodwill are expected to be deductible for tax purposes.

Zinch

On October 6, 2011, we acquired 100% of the outstanding shares and voting interest of Zinch, headquartered in San Francisco, California. With the Zinch acquisition, we aimed to expand our offering to students to include the tools to help them connect with scholarship opportunities and with colleges and graduate schools by allowing them to learn about, be recruited by, and interact with colleges and universities. The total fair value of the purchase consideration was $27.2 million, which included approximately $6.8 million in cash; 3,206,301 shares of our common stock valued at $16.4 million; 671,764 common stock options issued in exchange for outstanding Zinch options assumed by us, of which 315,635 options were valued at $2.1 million as they were vested for pre-acquisition service. In addition, we issued 440,601 shares of our common stock that vest monthly over an 18-month period from the acquisition date. The fair value of these shares, as determined at the acquisition date, is recorded in our operations as stock-based compensation expense as the shares vest.

For certain employees, we granted the right for the employees to put the stock options and shares that were vested as of the date of the acquisition at a price of $8.00 per share, less the exercise price of the vested stock options. In March 2012, the outstanding put option was exercised and we purchased 241,555 vested common stock options for $8.00 per share, less the exercise price of the underlying option, and 412,656 shares of our common stock for $8.00 per share.

Student of Fortune

On August 23, 2011, we acquired 100% of the outstanding shares and voting interest of Student of Fortune, headquartered in Los Angeles, California. With the Student of Fortune acquisition, we aimed to expand our offering to students in order to include tools to provide the Homework Help they need and to allow other students to earn money tutoring. The total fair value of the purchase consideration was $5.2 million, which included approximately $5.0 million in cash and 31,250 shares of our common stock valued at $156,000. In addition, we issued 843,750 shares of our common stock, two-thirds of which vest on the one-year anniversary of the acquisition and the remainder at the two-year anniversary. The fair value of these shares at the acquisition date is recorded as stock-based compensation expense in our operations as the shares vest.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

In September 2011, a consortium of five textbook publishers asserted claims against Chegg and the founders of Student of Fortune for copyright infringement relating to activity prior to the acquisition date. In October 2011 we entered into a confidential settlement and release agreement to settle the matter of which a portion of the settlement amount was reimbursed to us by the Student of Fortune founders. The resulting net settlement amount was deemed to be an assumed liability in the acquisition.

In December 2012, we recorded an impairment charge of $319,000 related to the write-down of intangible assets from the acquisition of Student of Fortune (see Note 6).

Notehall

On June 22, 2011, we acquired 100% of the outstanding shares and voting interest of Notehall, headquartered in San Francisco, California. With the Notehall acquisition, we aimed to expand our offering to students in order to include tools to help them buy and sell class notes online. The total fair value of the purchase consideration was $4.7 million, which included approximately $4.4 million in cash and 58,434 shares of our common stock valued at $0.3 million. In addition, we issued 660,153 shares of our common stock, which vest on a monthly basis over two years. The fair value of these shares at the acquisition date will be recorded as stock-based compensation expense in our operations as the shares vest.

In November 2012, we recorded an impairment charge of $292,000 related to the write-off of intangible assets from the acquisition of Notehall (see Note 6).

Note 6. Goodwill and Intangible Assets

Goodwill consists of the following (in thousands):

	December 31,		March 31,
	2011	2012	2013
			(unaudited)
Beginning balance	$21,195	$49,545	$49,545
Additions due to acquisitions	28,350	—	—

Ending balance	$49,545	$49,545	$49,545

Intangible assets consist of the following (in thousands):

		December 31, 2011
	Weighted-Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	40	$9,020	$(1,847)	$7,173
Customer list	24	5,695	(983)	4,712
Trade name	37	1,200	(185)	1,015
Non-compete agreements	22	1,650	(447)	1,203

Total intangible assets		$17,565	$(3,462)	$14,103

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

		December 31, 2012
	Weighted- Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Impairment Charges	Net Carrying Amount
Developed technology	40	$9,020	$(4,730)	$(187)	$4,103
Customer list	24	5,695	(3,718)	(316)	1,661
Trade name	32	1,200	(586)	(87)	527
Non-compete agreements	22	1,650	(1,256)	(21)	373

Total intangible assets		$17,565	$(10,290)	$(611)	$6,664

	March 31, 2013
	Weighted- Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(unaudited)
Developed technology	43	$7,710	$(4,201)	$3,509
Customer list	24	4,880	(3,849)	1,031
Trade name	35	1,080	(683)	397
Non-compete agreements	24	1,060	(823)	237

Total intangible assets		$14,730	$(9,556)	$5,174

The intangible assets balances at March 31, 2013 reflect a write-down of the gross carrying amounts and accumulated amortization of fully amortized acquired intangible assets.

During 2010, 2011 and 2012, amortization expense related to the above acquired intangible assets totaled approximately $349,000, $3.1 million and $6.8 million, respectively. During the three months ended March 31, 2012 and 2013, amortization expense related to the above acquired intangible assets totaled approximately $1.8 million and $1.5 million, respectively.

During the fourth quarter of 2012, we determined that we would not integrate content related to the Notehall and Student of Fortune services into our connected learning platform. As a result, the expected future cash flows related to these services would significantly decrease. The impairment analysis was based on a discounted cash flow analysis with key assumptions based on the future revenues expected until the services were removed from our website. The residual value of the remaining intangible assets will continue to be amortized over the remaining life of the intangible assets. The analysis indicated that the carrying amounts of the intangible assets acquired might not be fully recoverable, resulting in impairment charges totaling $611,000, which was comprised of $187,000 recorded in technology and development and $424,000 recorded in sales and marketing in our statement of operations. Notehall and Student of Fortune were not material to our results of operations.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

As of March 31, 2013, the estimated future amortization expense related to our intangible assets, subject to amortization, is as follows (in thousands):

Years ending December 31:
Remaining nine months of 2013	$2,665
2014	1,493
2015	1,016

Total	$5,174

Note 7. Balance Sheet Details

Accrued liabilities consist of the following (in thousands):

	December 31,		March 31,
	2011	2012	2013
			(unaudited)
Accrued book purchases	$4,370	$3,734	$368
Other	15,984	16,496	16,486

Accrued liabilities	$20,354	$20,230	$16,854

Other liabilities consist of the following (in thousands):

	December 31,		March 31,
	2011	2012	2013
			(unaudited)
Put option liability	$448	$1,062	$1,145
Deferred rent, noncurrent	1,589	1,605	2,008
Long-term tax liability	1,272	1,040	1,079
Deferred revenue, noncurrent	—	486	278
Other	37	89	167

Other liabilities	$3,346	$4,282	$4,677

Note 8. Debt Obligations

Debt obligations consisted of the following (in thousands):

	December 31,		March 31,
	2011	2012	2013
			(unaudited)
Revolving loan facility	$20,500	$—	$—
Term loan	—	20,000	20,000
Less unamortized debt discount	—	(614)	(432)

Debt obligations	$20,500	$19,386	$19,568

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

In April 2009, we obtained a revolving loan facility totaling $30.0 million, or the Revolving Loan Facility with interest payable on a monthly basis at the higher of the prime rate then in effect or 3.25% plus the applicable margin per annum. In conjunction with the Revolving Loan Facility, we issued preferred stock warrants to the lenders (see Note 9). In March 2011, we repaid the $30.0 million Revolving Loan Facility balance, including an end-of-term payment and other fees, for approximately $30.9 million.

In March 2011, we obtained a new revolving credit facility totaling $55.0 million. The revolving credit facility carries an interest rate of LIBOR plus 5% or ABR plus 4% per annum, as elected by us, and expires in March 2014. The revolving credit facility requires us to repay the outstanding balance in March 2014, or to prepay the outstanding balance if certain ratios are not maintained. We drew down $33.3 million in proceeds and made $12.8 million in payments against the revolving credit facility during 2011. As of December 31, 2011, the revolving credit facility had an outstanding balance of $20.5 million. In April 2012, we paid off the $20.5 million, and there is no outstanding balance as of December 31, 2012 and March 31, 2013, although the facility is available if required. In addition, during 2012, we reduced the total amount available to be borrowed under the revolving credit facility to $35.0 million. All other terms of the revolving credit facility remained unchanged. As a result of this modification, we recognized $0.5 million of previously deferred loan costs in interest expense in our consolidated statements of operations.

In May 2012, we entered into a term loan facility with the aggregate principal of $20.0 million, or the Term Loan, with interest payable on a monthly basis at the rate of 11.5%. In connection with the Term Loan, we issued preferred stock warrants to the lender (see Note 9). We must pay an end-of-term fee of $850,000 and repay the outstanding balance in November 2013, or prepay the outstanding balance if certain ratios are not maintained. As of December 2012, we were in compliance with all financial covenants and had an outstanding balance of $20.0 million under this agreement. The end-of-term fee is being accrued over the term of the loan to interest expense and is included in other liabilities on our consolidated balance sheet. We paid issuance costs of approximately $0.5 million related to the Term Loan, which will be amortized to interest expense over the life of the loan using the effective yield method. Total debt issuance costs of $0.2 million and $0.1 million were amortized to interest expense for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. The remaining balance of unamortized costs was $0.3 million and $0.2 million as of December 31, 2012 and March 31, 2013, respectively, and is included in other current assets on our consolidated balance sheet.

Under the terms of the Term Loan agreement, we issued preferred stock warrants to the lenders. The fair value of approximately $1.1 million related to these warrants was reflected as a discount to the loan balance and is being recognized as interest expense over the term of the loan.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Note 9. Preferred Stock Warrants

We have the following preferred stock warrants outstanding as of March 31, 2013:

Type of Warrant	Number Outstanding	Issuance Date	Exercise Price	Expiration Date
Series A-1	56,882	6/4/2007	$0.44	6/4/2014
Series A-1	56,883	3/4/2008	$0.44	3/4/2015
Series B	70,335	7/18/2008	$0.71	7/18/2015
Series B	20,831	12/9/2008	$0.71	12/9/2013
Series C-2	115,793	4/24/2009	$1.17	4/24/2016
Series C-2	173,690	8/21/2009	$1.17	4/24/2016
Series C-2	804,463	10/13/2009	$3.25	10/13/2019
Series C-2	99,383	6/2/2010	$3.25	10/13/2019
Series F	300,000	5/4/2012	$8.00	5/4/2022

	1,698,260

In November 2008, the Board of Directors approved the issuance of 21,757 Series B preferred stock warrants to the then Series B preferred stockholders. The fair value of the warrants was recorded as an adjustment to additional paid-in capital. In addition, in connection with the issuance of certain debt obligations from June 2007 to May 2012, we issued in aggregate 1,698,260 Series A-1, Series B, Series C-2, and Series F preferred stock warrants. The fair value of the warrants was recorded as a discount to the related debt obligations and amortized over the term of the respective bank loans. Warrant amortization expense during 2010, 2011 and 2012 was approximately $2.2 million, $0.8 million and $0.5 million, respectively, and during the three months ended March 31, 2012 and 2013 were approximately $0.2 million. The preferred stock warrants outstanding as of December 31, 2011 and 2012 and March 31, 2013, were fully exercisable.

Our preferred stock warrant agreements contain antidilution clauses. Under these clauses, we may be required to lower the exercise price on these warrants and issue additional warrants based on future issuances of our preferred stock below a certain exercise price. As the preferred stock warrants are indexed to our underlying Series A-1, Series B, Series C-2 and Series F convertible preferred stock, we have classified the preferred stock warrants as liabilities, which are subject to remeasurement at each balance sheet date, with the change in fair value recorded in other income (expense), net in our consolidated statements of operations.

Due to the antidilution clauses contained in our preferred stock warrant agreements, we have determined that the fair value of the preferred stock warrants using the Monte-Carlo Simulation model. Under the Monte-Carlo Simulation model, significant assumptions used for each class of preferred stock warrant at December 31, 2011 and 2012 and March 31, 2013, include the remaining terms of the warrants, the probability that the warrant exercise prices may be subject to reset, volatility and a risk-free interest rate.

The aggregate fair value of the warrants as of December 31, 2011 and 2012 and March 31, 2013, was approximately $5.9 million, $6.6 million and $7.0 million, respectively. During 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, we recognized other income (expense) of approximately $1.7 million, $1.9 million, $0.4 million, $0.2 million and $(0.4) million, respectively, related to the change in the fair value of the warrants.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Note 10. Common Stock Warrants

In December 2012, we granted 54,225 common stock warrants at an exercise price of $4.61 per share in connection with certain business development consulting services. The common stock warrants expire in December 2022.

At the time of issuance, the common stock warrants were valued using the Black-Scholes Merton option-pricing valuation model using the following key assumptions:

Expected term	10 years
Expected volatility	53.6%
Dividend yield	0.00%
Risk-free interest rate	1.78%
Weighted-average grant-date fair value per share	$3.34

The aggregate fair value of the common stock warrants as of December 31, 2012, was approximately $181,000. During 2012 and the three months ended March 31, 2013, we recognized sales and marketing expenses of approximately $73,000 and $0.1 million related to the period of performance for which these common stock warrants were vested, respectively. These common stock warrants will be marked-to-market throughout the period of performance with changes in fair value reported as sales and marketing expense.

Note 11. Commitments and Contingencies

We lease our office and warehouse facilities under operating leases, which expire at various dates through 2019. Our primary operating lease commitments at December 31, 2012, related to our headquarters in Santa Clara, California, and our warehouse in Shepardsville, Kentucky. We recognize rent expense on a straight-line basis over the lease period. Where leases contain escalation clauses, rent abatements, or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line rent expense over the lease term. Rental expense, net of sublease income was approximately $2.6 million, $2.8 million, $3.9 million, $0.7 million and $0.7 million in 2010, 2011, 2012 and the three months ended March 31, 2012 and 2013, respectively.

The aggregate future minimum lease payments as of December 31, 2012, are as follows (in thousands):

2013	$3,541
2014	3,367
2015	2,978
2016	2,896
2017	794
Thereafter	961

$14,537

We expect to receive sublease income of $208,000 and $13,000 during the years ended December 2013 and 2014, respectively.

From time to time, third parties may assert patent infringement claims against us in the form of letters, litigation, or other forms of communication. In addition, from time to time, we may be subject to other legal

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights, and other intellectual property rights; employment claims; and general contract or other claims. We may, from time to time, also be subject to various legal or government claims, disputes, or investigations. Such matters may include, but not be limited to, claims, disputes, or investigations related to warranty, refund, breach of contract, employment, intellectual property, government regulation, or compliance or other matters.

In July 2010, the Kentucky Tax Authority issued a property tax assessment of approximately $1.0 million related to our textbook library located in our Kentucky warehouse for the 2009 and 2010 tax years under audit. In March 2011, we filed a protest with the Kentucky Board of Tax Appeals that was rejected in March 2012. In September 2012, we filed a complaint seeking declaratory rights against the Commonwealth of Kentucky in the Bullitt Circuit Court of Kentucky, and that case was subsequently dismissed in favor of administration remedies with the Kentucky Tax Authority. We received a final Notice of Tax due in October 2012 from the Kentucky Tax Authority and we appealed this notice in November 2012 with the Kentucky Board of Tax Appeals. In May 2013, we presented an Offer in Judgment to the Tax Authority of approximately $150,000, excluding tax and penalties, an amount that we have accrued for the two years under audit. We accrued this amount as of December 31, 2012. We will continue with our appeal, which is currently scheduled to be heard on July 24, 2013.

In February 2013, Apollo Group and University of Phoenix, filed a complaint against us, our Chief Executive Officer and others in the U.S. District Court for the Southern District of New York for copyright infringement relating to content uploaded by third parties and made available through the Student of Fortune website prior to and after the acquisition. We have filed a motion to transfer venue. Plaintiffs seek preliminary and permanent injunction, damages and attorneys’ fees in an undetermined amount. Due to the preliminary status of the lawsuit and uncertainties related to litigation, we are unable to evaluate the likelihood of either a favorable or unfavorable outcome. On May 30, 2013, we made an offer of $0.4 million to settle this matter. We accrued this amount as of March 31, 2013. We believe that it is reasonably possible that we will incur a loss above our settlement offer; however, we cannot currently estimate a range of potential loss.

We are not aware of any other pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on our consolidated financial position, results of operations, or cash flows. However, our analysis of whether a claim may proceed to litigation cannot be predicted with certainty, nor can the results of litigation be predicted with certainty. Nevertheless, defending any of these actions, regardless of the outcome, may be costly, time consuming, distract management personnel, and have a negative effect on our business. An adverse outcome in any of these actions, including a judgment or settlement, may cause a material adverse effect on our future business, operating results, and/or financial condition.

Note 12. Guarantees and Indemnifications

We have agreed to indemnify our directors and officers for certain events or occurrences, subject to certain limits, while such persons are or were serving at our request in such capacity. We may terminate the indemnification agreements with these persons upon termination of employment, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. We have a directors’ and officers’ insurance policy that limits our potential exposure up to the limits of our insurance coverage. In addition, we also have other indemnification agreements with various vendors against certain claims, liabilities, losses, and damages. The maximum amount of potential future indemnification is unlimited. We believe the fair value of these indemnification agreements is minimal. We have not recorded any liabilities for these agreements as of December 31, 2012 and March 31, 2013.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Note 13. Convertible Preferred Stock

Under our Amended and Restated Certificate of Incorporation, we are authorized to issue 76,388,007 shares of convertible preferred stock, with a par value per share of $0.001.

The following table summarizes our outstanding convertible preferred stock by issuance as of December 31, 2012 and March 31, 2013 (in thousands, except share and per share amounts):

Series	Date of Issuance	Share Price	Shares Authorized	Shares Issued and Outstanding	Gross Proceeds	Aggregate Liquidation Preference
A	August 2005 – May 2006	$0.27	1,943,391	1,943,391	$515	$515
A-1	September 2006 – September 2007	$0.44	8,526,515	8,412,750	3,697	3,697
B	June 2008	$0.71	6,703,527	6,612,361	4,700	4,700
C-1	December 2008	$0.87	20,227,639	20,227,639	17,550	17,550
C-2	December 2008	$1.17	7,540,518	6,347,188	7,400	7,400
D	November 2009	$8.77	6,502,841	6,502,841	57,000	57,000
E	August 2010 – December 2010	$9.85	9,645,649	9,645,649	95,000	95,000
F	March 2012	$8.00	15,297,927	3,122,927	24,983	24,983

Total			76,388,007	62,814,746	$210,845	$210,845

Significant terms of our convertible preferred stock are as follows:

Dividend Preference

The holders of convertible preferred stock are entitled to receive dividends at the rates of $0.0212, $0.0352, $0.0569, $0.0694, $0.0933, $0.7012, $0.7879 and $0.64 per share of Series A, A-1, B, C-1, C-2, D, E, and F convertible preferred stock, respectively. Dividends are non-cumulative and payable, to the extent of funds legally available, only when declared so by the Board of Directors. No dividends can be declared or paid on any share of preferred stock unless they can be declared or paid ratably among all preferred stockholders.

No dividends have been declared or paid through March 31, 2013.

Conversion

Each share of preferred stock is convertible, at the option of the holder, at any time after the date of issuance into the number of common stock shares determined by dividing the preferred stock’s original issue price (adjusted for any stock dividends, combinations, splits, reorganizations, recapitalizations, reclassification, or other similar events) by the applicable conversion price. The conversion price per share for Series A convertible preferred stock is $0.2082. The conversion price per share for Series D convertible preferred stock is $8.7418. The conversion prices per share for Series A-1, B, C-1, C-2, E, and F are the original issuance prices for Series A-1, B, C-1, C-2, E, and F, respectively.

Each share of convertible preferred stock automatically converts to common stock upon the earlier of (i) the closing of a firm underwritten public offering (Qualified IPO) with aggregate cash proceeds of not less than $30.0 million; or (ii)(a) as to the Series A, A-1, B, C-1, and C-2 convertible preferred stock, the vote, written consent, or agreement of at least 60% of the stockholders of Series A, A-1, B, C-1, and C-2 convertible preferred stock then outstanding, voting together as a single class; (b) as to the Series D convertible preferred stock, the

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

vote, written consent, or agreement of at least a majority of the stockholders of Series D convertible preferred stock then outstanding, voting as a separate class; (c) as to the Series E convertible preferred stock, the vote, written consent or agreement of at least 80% of the stockholders of Series E convertible preferred stock then outstanding, voting together as a single class; and (d) as to the Series F convertible preferred stock, the vote, written consent, or agreement of at least a majority of the stockholders of Series F convertible preferred stock then outstanding, voting as a separate class, on an as-converted-to-common-stock basis.

In a Qualified IPO in which the public offering price per share (before deduction of underwriters’ discounts or commissions and expense) is less than the Series D conversion threshold price then in effect, the Series D conversion price will be reduced to the price obtained by multiplying (a) the Series D conversion price by (b) the quotient obtained by dividing (i) the IPO share price by (ii) 2.0 times the original Series D issue price. The conversion threshold price is defined as 2.0 times the original Series D issue price. In a Qualified IPO in which the public offering price per share (before deduction of underwriters’ discounts or commissions and expense) is less than the Series E conversion threshold price then in effect, the Series E conversion price will be reduced to the price obtained by multiplying (a) the Series E conversion price by (b) the quotient obtained by dividing (i) the IPO share price by (ii) the conversion threshold price then in effect. The conversion threshold price is defined as (i) during the period commencing on the original issue date and ending on the two-year anniversary of the original issue date, 1.5 times the original Series E issue price; or (ii) at any time following the two-year anniversary of the original issue date, 1.75 times the original Series E issue price.

In a Qualified IPO in which the public offering price per share (before deduction of underwriters’ discounts or commissions and expense) is less than the Series F conversion threshold price then in effect, the Series F conversion price will be reduced to the price obtained by multiplying (a) the Series F conversion price by (b) the quotient obtained by dividing (i) the IPO share price by (ii) the conversion threshold price then in effect. The conversion threshold price is defined as the Series F original issue price.

Following the issuance of our securities (with certain exceptions, such as in connection with a strategic transaction or stock option plan) (a Qualified Financing), a holder of at least 253,834 shares of Series E convertible preferred stock may elect to convert the Series E convertible preferred stock of such holder into the type of security issued in the Qualified Financing, at a conversion ratio based on the original issuance price of a share of the Series E convertible preferred stock and the price at which the securities were issued in the Qualified Financing. Any holder of less than 253,834 shares of Series E convertible preferred stock shall be bound by the special conversion election made by the holders of the Series E convertible preferred stock.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of convertible preferred stock are entitled to receive, prior and in preference to any distribution of the Company’s assets to the holders of common stock, with the holders of Series F convertible preferred stock entitled to full preferential treatment before the holders of Series A, A-1, B, C-1, C-2, D and E convertible preferred stock and the Series D and E convertible preferred stock entitled to full preferential treatment before the holders of Series A, A-1, B, C-1, and C-2 convertible preferred stock, the amount equal to the original issue price plus all declared but unpaid dividends.

After payment to the holders of all preferred stock of the preferential amounts, the entire remaining assets of the Company legally available for distribution will be distributed among the holders of common stock and Series F convertible preferred stock, provided that the holders of Series F convertible preferred stock shall only be able to receive an aggregate maximum of two times their original issue price.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

In the event of a change in control, which is defined as any acquisition of the Company, by means of any merger or other form of corporate reorganization, or of the sale by holders of the Company’s capital stock, that results in the transfer of 50% or more of the Company’s outstanding voting power; a sale, transfer, or other disposition of substantially all of the assets of the Company; or the exclusive licensing of all or substantially all of the Company’s intellectual property in a single transaction or a series of related transactions, the holders of preferred and common stock are entitled to receive, at the closing, in cash, securities, or other property, liquidation amounts as specified in the paragraphs above, unless a majority of the shares of Series D and E convertible preferred stock then outstanding, each such series voting as a separate class, or at least 60% of the shares of Series A, A-1, B, C-1, C-2 and F convertible preferred stock then outstanding, voting together as a single class on an as-converted-to common-stock basis, determine otherwise.

Although the convertible preferred stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company, a greater than 50% change in control or a sale of substantially all of our assets would constitute a redemption event not solely within our control. Therefore, all shares of convertible preferred stock have been presented outside of permanent equity.

Voting Rights

The holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their preferred shares are convertible, and have voting rights and powers equal to the voting rights and powers of the common stock.

Election of Directors

The Series A-1, B, C-1, C-2, D, and Series E convertible preferred stockholders are entitled to elect one director each to the Board of Directors. The common stockholders are entitled to elect two directors to the Board of Directors. Any additional members of our Board of Directors shall be elected by the holders of common and preferred stock, voting together as a single class.

Note 14. Common Stock

We are authorized to issue 120.0 million shares of common stock, with a par value per share of $0.001.

In November 2011 and March 2012, we issued 218,750 and 21,875 shares of restricted stock, respectively, to certain employees responsible for the continued development of our e-book reader, respectively. One-third of the restricted stock awards vest one year after the grant date, and the remaining awards vest monthly over the following two years.

In October 2011, we repurchased and retired 51,039 shares of common stock from a former employee at a purchase price of $0.001 per share. During 2012, we repurchased and retired 478,194 shares of common stock from certain current and former employees related to our acquisitions at purchase prices ranging between $0.001 and $8.00 per share. The aggregate purchase price was approximately $3.4 million.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

As of December 31, 2012 and March 31, 2013, we have reserved the following common shares for future issuance (in thousands):

	December 31, 2012	March 31, 2013
		(unaudited)
Conversion of preferred stock	63,362	63,362
Warrants to purchase preferred stock	1,698	1,698
Warrants to purchase common stock	54	54
Outstanding stock options	19,290	19,405
Outstanding restricted stock units	1,993	1,977
Shares available for grant	2,923	2,417

Total common shares reserved for future issuance	89,320	88,913

Stock Option Plan

On August 22, 2005, the Board of Directors and our stockholders approved the 2005 Stock Incentive Plan, or the 2005 Plan, which was amended and restated on December 1, 2009, under which up to 16,678,694 shares of common stock may be issued to eligible participants in the form of incentive and non-qualified stock options, restricted shares and restricted stock units. During 2011 and 2012, the Board of Directors approved amendments to the 2005 Plan, under which an additional 5,598,111 and 4,000,000 shares of common stock, respectively, may be issued to eligible participants in the form of incentive and non-qualified stock options, resulting in a total of 26,276,805 shares approved for issuance as of December 31, 2012 and March 31, 2013.

The vesting term and exercise price under any options may be determined by the Board at its sole discretion, provided, however, that the exercise price of an incentive stock option, or ISO, granted under the plan may not be less than 100% of the fair market value of a common stock share on the date of grant, and that the exercise price of an ISO granted to individuals who own more than 10% of the total combined voting power of all classes of outstanding stock of the Company, or Ten-Percent Stockholder, shall not be less than 110% of the fair market value of a common stock share on the date of grant. Employee options generally vest on a straight-line basis over a period of four years, with 25% vesting after the first full year of service and 1/48 vesting on a monthly basis thereafter. Options expire no later than 10 years from the date of grant; however, an ISO granted to a Ten-Percent Stockholder may have only a maximum term of five years from the date of grant.

On February 15, 2012, the Board of Directors approved the Designated IPO Equity Incentive Plan, or the IPO Equity Incentive Plan. The purpose of the IPO Equity Incentive Plan is to provide incentives to certain individuals who provide services to the Company or any Company subsidiary to (i) incentivize and motivate them, including in the event of a Designated IPO (as defined in the IPO Equity Incentive Plan), and (ii) continue in the employment of the Company through and after the closing of a Designated IPO (as defined in the IPO Equity Incentive Plan). The IPO Equity Incentive Plan is administered by the Designated IPO Incentive Plan Committee, which was formally established by the Board of Directors on February 15, 2012. Through March 31, 2013, no grants have been made under this plan.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Note 15. Stock-Based Compensation

Total stock-based compensation expense recorded for employees and non-employees, is as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Cost of revenues	$1,080	$537	$542	$127	$154
Technology and development	2,814	3,840	7,657	1,688	1,614
Marketing	88	3,062	5,164	1,255	1,049
General and administrative	4,183	5,692	4,682	1,057	1,333

Total stock-based compensation expense	$8,165	$13,131	$18,045	$4,127	$4,150

We estimate the fair value of each stock option award using the Black-Scholes-Merton option-pricing model, which utilizes the estimated fair value of our common stock and requires the input of the following subjective assumptions:

Expected Term – The expected term for options granted to employees, officers, and directors is calculated as the midpoint between the vesting date and the end of the contractual term of the options. The expected term for options granted to consultants is determined using the remaining contractual life.

Expected Volatility – The expected volatility is based on the average volatility of similar public entities within our peer group.

Expected Dividends – The dividend assumption is based on our historical experience. To date we have not paid any dividends on our common stock.

Risk-Free Interest Rate – The risk-free interest rate used in the valuation method is the implied yield currently available on the United States treasury zero-coupon issues, with a remaining term equal to the expected life term of our options.

The following table summarizes the key assumptions used to determine the fair value of our stock options granted to employees, officers, and directors:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Expected term (years)	5.15 – 6.09	4.93 – 6.58	5.09 – 6.08	5.63 – 6.08	5.70 – 6.07
Expected volatility	58.22% –64.99%	47.44% –76.51%	55.10% –58.77%	55.10% –56.17%	56.90% –57.58%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate	1.79% –2.75%	0.96% – 4.55%	0.65% –1.16%	0.98% –1.16%	0.94% –1.03%
Weighted-average grant-date fair value per share	$3.24	$3.11	$2.57	$2.68	$3.10

We recognize only the portion of the option award granted to employees that is ultimately expected to vest as compensation expense. Estimated forfeitures are determined based on historical data and management’s

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

expectation of exercise behaviors. Forfeiture rates and the resulting compensation expense are revised in subsequent periods if actual forfeitures differ from the estimate.

There was no capitalized stock-based compensation as of December 31, 2011 and 2012, and March 31, 2013.

During 2010, we modified the vesting terms of an option award granted to a certain officer of the Company. The total incremental compensation cost resulting from the modification was $900,000.

In March 2011, we modified the exercise price of certain option awards granted to employees and officers of the Company with option prices above fair market value. The total incremental compensation cost resulting from the modification was $211,000, $228,000, $71,000 and $52,000 during 2011, 2012 and the three months ended March 31, 2012 and 2013, respectively.

During 2010 and 2011, we granted 10,000 and 18,000 option awards to consultants, respectively. No option awards were granted to consultants in 2012. During 2011, we accelerated the vesting of certain option awards granted to consultants and during 2012 we modified the option grant to a consultant and extended the post-termination exercise period of the award. The total incremental compensation cost recognized from the modifications were $382,000 and $97,000, for the years ending December 31, 2011 and 2012, respectively. Total stock-based compensation expense for consultants was $622,000, $437,000 and $174,000 for the years ending December 31, 2010, 2011 and 2012, respectively. Stock-based compensation expense for consultants was not significant for the three months ended March 31, 2012 or 2013.

Restricted Stock Units

In 2010, 2011 and 2012, we granted 985,000, 1,104,895 and 50,000 restricted stock units, or RSUs, respectively, to certain advisory board members and officers and employees at a weighted-average grant-date fair value ranging from $5.15 to $7.96 per share. The vesting of these RSUs is contingent upon the completion of an IPO, and as a result, through December 31, 2012, we had not recognized any compensation expense with respect to the RSUs. In 2011, 2012 and the three months ended March 31, 2013, 90,000, 57,144 and 15,925 RSUs, respectively, were cancelled due to the termination of certain employees and an officer. At December 31, 2012 and March 31, 2013, 1,992,751 and 1,976,826 of the RSUs remained outstanding, respectively.

Acquisition-Related Stock Awards

In connection with the acquisitions in 2010, we issued 1,677,045 shares of common stock to former employees of the acquired businesses, of which 479,719 shares vest over four years based on the employees’ continuing employment. As of December 31, 2012 and March 31, 2013, a total of approximately $1.0 million and $0.9 million, respectively of unrecognized compensation costs related to unvested restricted stock is expected to be recognized over the remaining weighted-average period of 1.5 years and 1.3 years, respectively.

In connection with acquisitions in 2011, we issued 5,240,489 shares of common stock to former employees of the acquired businesses, of which 3,295,985 shares were vested at the respective dates of acquisition and the remaining 1,944,504 shares vest over periods ranging from 18 months to two years, based on the employees’ continuing employment. As of December 31, 2012 and March 31, 2013, a total of approximately $1.3 million and $0.4 million, respectively of unrecognized compensation costs related to unvested restricted stock is

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

expected to be recognized over the remaining weighted-average period of six months and three months respectively.

In addition, certain former Zinch employees had the right to sell those shares and options that were vested as of the date of acquisition back to the Company at a fixed price of $8.00 per share less the exercise price of a respective option. As a result, the Company recorded approximately $1.8 million of compensation expense for the fair value of the put right upon the completion of the acquisition.

In addition, within 90 days following the termination of employment of certain former employees related to these acquisitions, the employees will have the option to sell any vested shares back to us at a fixed price of $7.96 per share. The vested portion of the 479,719 restricted shares has been classified as a liability on the consolidated balance sheets, as our obligation to purchase the shares from the employees is outside our control. During 2010, 2011, 2012 and the three months ended March 31, 2012 and 2013, we recorded compensation expense of approximately $0.5 million, $1.1 million, $1.1 million, $0.2 million and $0.1 million, respectively, due to the vesting of the restricted stock and a resulting liability of approximately $632,000, $1.1 million and $1.1 million, as of December 31, 2011, 2012 and March 31, 2013, respectively, related to the employees’ option to sell the vested shares back to the Company.

During 2010 and 2011, we also assumed certain outstanding common stock options in exchange for 371,599 and 671,764 options to purchase our common shares, respectively. For these options, we primarily assumed the terms of the acquired company’s stock option plans, and thus each option shall continue to have and be subject to the same terms and conditions as were in effect immediately prior to the respective acquisition. As part of the acquisition agreements, 510,397 of these stock options were immediately vested at the acquisition dates, and the remaining 532,966 stock options will vest over a weighted-average period of 1.7 years as of December 31, 2011. As of December 31, 2012 and March 31, 2013, the remaining unvested stock options will vest over a weighted-average period of ten months and 1.2 years, respectively.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Stock Option Activity

Option activity under our option plans was as follows:

	Options Outstanding
	Number of Options Outstanding	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Balance at December 31, 2011	15,733,201	$3.86	8.48	$21,858,421
Granted	6,673,561	$4.97
Exercised	(793,618)	$0.98
Cancelled	(2,323,091)	$4.61

Balance at December 31, 2012	19,290,053	$4.27	8.14	$17,641,030
Granted (unaudited)	954,000	$5.09
Exercised (unaudited)	(406,435)	$1.01
Cancelled (unaudited)	(432,976)	$4.09

Balance at March 31, 2013	19,404,642	$4.39	8.03	$23,864,018

As of December 31, 2012:
Options exercisable	8,790,570	$3.51	7.17	$14,691,808
Options vested and expected to vest	16,795,876	$4.18	8.03	$16,899,545

As of March 31, 2013:
Options exercisable (unaudited)	9,271,953	$3.73	7.08	$17,534,735
Options vested and expected to vest (unaudited)	16,924,266	$4.30	7.90	$22,372,582

In March 2011, we cancelled 3,336,150 options to purchase shares of our common stock that had an exercise price of $7.96 per share, whether vested or unvested. We then granted 3,336,150 options to purchase shares of our common stock at an exercise price equal to the fair market value at the date of grant, or $5.25.

The total intrinsic value of options exercised during 2010, 2011 and 2012, was approximately $1.3 million, $3.6 million and $3.3 million, respectively, and during the three months ended March 31, 2012 and 2013, was approximately $1.4 million and $1.7 million, respectively. The total fair value of shares vested during 2010, 2011 and 2012, was approximately $3.8 million, $8.7 million and $10.0 million, respectively, and during the three months ended March 31, 2012 and 2013 was approximately $2.1 million and $2.4 million, respectively.

As of December 31, 2012 and March 31, 2013, our total unrecognized compensation expense for employees, officers, directors, and consultants was approximately $20.3 million and $19.2 million, respectively, which will be recognized over a weighted-average vesting period of approximately 2.9 years and 2.8 years, respectively.

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

Note 16. Income Taxes

We recorded an income tax benefit of approximately $1.7 million and $0.2 million for 2010 and 2011, respectively, and an income tax expense of approximately $29,000 for 2012. We recorded income tax expense of $0.2 million during the three months ended March 31, 2012 and 2013 due to state and foreign income tax. The income tax benefit for 2010 and 2011 was due to the release of valuation allowance as a result of our acquisitions offset by state and foreign income tax expense. The income tax expense for 2012, was due to state and foreign income tax expense offset by the release of certain income tax benefits. Our income tax expense (benefit) consisted of the following (in thousands):

	Year Ended December 31,
	2010	2011	2012
Current income taxes:
Federal	$—	$335	$(341)
State	222	136	342
Foreign	—	188	17

Total current income taxes	222	659	18
Deferred income taxes:
Federal	(1,739)	(932)	—
State	(155)	114	—
Foreign	—	(41)	11

Total deferred income taxes	(1,894)	(859)	11

Total income tax benefit	$(1,672)	$(200)	$29

Income (loss) before benefit for income taxes consisted of (in thousands):

	Year Ended December 31,
	2010	2011	2012
United States	$(28,464)	$(38,274)	$(49,701)
Foreign	812	473	687

	$(27,652)	$(37,801)	$(49,014)

The differences between our income tax provision as presented in the accompanying consolidated statements of operations and the income tax expense computed at the federal statutory rate consists of the items shown in the following table as a percentage of pretax income (loss) (in thousands):

	Year Ended December 31,
	2010	2011	2012
Tax at U.S. statutory rate	34.0%	34.0%	34.0%
State, net of federal benefit	2.8	2.6	2.9
Stock-based compensation	(1.5)	(6.1)	(8.5)
Non-deductible expenses	(0.4)	(0.2)	(0.7)
Other	0.2	(2.1)	2.5
Change in valuation allowance	(29.1)	(27.7)	(30.3)

Total	6.0%	0.5%	(0.1)%

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

A summary of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2011	2012
Deferred tax assets:
Accrued expenses and reserves	$2,340	$2,688
Stock-based compensation	2,445	4,889
Deferred revenue	3,260	4,212
Net operating loss carryforwards	30,697	31,195
Other items	1,764	1,980

Gross deferred tax assets	40,506	44,964
Valuation allowance	(26,723)	(41,323)

Total deferred tax assets	13,783	3,641

Deferred tax liabilities:
Fixed assets, textbooks and intangible assets	13,733	3,602

Total deferred tax liabilities	13,733	3,602

Net deferred tax assets	$50	$39

Realization of the deferred tax assets is dependent upon future taxable income, the amount and timing of which are uncertain. Accordingly, the federal and state gross deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $10.4 million and $14.6 million and during 2011 and 2012, respectively.

As of December 31, 2012, we have net operating loss carryforwards for federal and state income tax purposes of approximately $90.0 million and $30.8 million, respectively, which will begin to expire in years beginning 2025 and 2014, respectively.

As of December 31, 2012, we have tax credit carryforwards for federal and state income tax purposes of approximately $0.5 million and $1.4 million, respectively. The federal credits expire in various years beginning in 2031. The state credits do not expire.

Utilization of our net operating losses and tax credit carryforwards may be subject to substantial annual limitations due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the net operating losses and tax credit carryforwards before utilization.

As of December 31, 2011 and 2012, we have permanently reinvested approximately $1.3 million and $1.7 million of earnings from our international subsidiaries, respectively, and have not provided for U.S. federal income and foreign withholding taxes. If we were to distribute these earnings, such earnings could be subject to income or other taxes upon repatriation. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

We recorded unrecognized tax benefits of approximately $1.4 million during 2012, and had a cumulative unrecognized tax benefit balance of approximately $1.9 million as of December 31, 2012. We do not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

12 months. The entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate. However, one or more of these unrecognized tax benefits could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

We recognize interest and penalties related to uncertain tax positions as a component of income tax expense. During 2010, 2011 and 2012, we recognized $1,000, $705,000 and $87,000 of interest and penalties, respectively. Accrued interest and penalties as of December 31, 2011 and 2012, were approximately $707,000 and $353,000, respectively.

We file tax returns in U.S. federal, state, and certain foreign jurisdictions with varying statutes of limitations. Due to net operating loss and credit carryforwards, all of the years since inception through the 2012 tax year remain subject to examination by the federal, state, and foreign tax authorities.

A reconciliation of the beginning and ending balances of the total amount of unrecognized tax benefits, excluding accrued interest and penalties, is as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Balance, beginning of period	$3	$5	$565
Increase in tax positions for prior years	—	—	1,090
Decrease in tax position for prior years	—	—	(258)
Increase in tax positions for current year	2	560	495
Change due to translation of foreign currencies	—	—	50

Balance, end of period	$5	$565	$1,942

Note 17. Related-Party Transactions

During 2012, we recorded brand advertising revenue of $200,000 and purchases of $185,000 of products from Adobe Systems, or Adobe, for which our Chief Executive Officer is a member of the Board of Directors. The outstanding accounts receivable from and payable to Adobe as of December 31, 2012, were $182,000 and $15,000, respectively.

In addition, during 2012, we purchased $100,000 of products and services from Jive Software, for which one of our directors is a member of the Board of Directors. There were no outstanding accounts receivable or accounts payable between us and Jive Software as of December 31, 2012.

Prior to our acquisition in 2010, the Company and Cramster had a common stockholder and Board of Directors member who, as part of the acquisition, sold his share in Cramster to us for approximately $5.0 million of Series E convertible preferred stock and approximately $2.9 million of common stock.

The terms of our contracts with the above related parties are consistent with our contracts with other independent parties.

Note 18. Employee Benefit Plan

We sponsor a 401(k) savings plan for eligible employees and their beneficiaries. Contributions by us are discretionary. Participants may contribute, on a pretax basis, a percentage of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. During

CHEGG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited as of March 31, 2013 and for the three months ended March 31, 2012 and 2013)

2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, our matching contributions totaled approximately $90,000, $165,000, $269,000, $86,000 and $125,000, respectively.

Note 19. Business Segment Information

Our chief operating decision-maker is our Chief Executive Officer who reviews financial information presented on a consolidated basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for operations, operating results, and planning for levels or components below the consolidated unit level. Accordingly, we have determined that we have a single reporting segment and operating unit structure.

Product Information

We derive our revenue from the rental or sale of print textbooks and from non-print products and services, net of refunds or charge backs from our payment processors. Non-print products and services primarily include the distribution of eTextbooks, Homework Help, enrollment marketing services and brand advertising. Revenue is as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)
Printtextbooks	$148,659	$160,392	$185,169	$43,669	$50,295
Non-print products and services	263	11,626	28,165	4,864	10,720

	$148,922	$172,018	$213,334	$48,533	$61,015

Geographic Information

Our headquarters and most of our operations are located in the United States. We conduct our sales, marketing and customer service activities primarily in the United States. Geographic revenue information is based on the location of the customer. In 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, substantially all of our revenue and long-lived assets are located in the United States.

Note 20. Subsequent Events (Unaudited)

For our consolidated financial statements as of December 31, 2011 and 2012 and for each of the three years ended December 31, 2012, we have evaluated subsequent events through May 6, 2013, the date the consolidated financial statements were available to be issued.

             shares

Common Stock

J.P. Morgan	BofA Merrill Lynch

                , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee.

SEC registration fee	$	*
FINRA filing fee		2,000
The listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous frees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation that will be in effect upon the completion of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws that will be in effect upon the completion of the offering provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered, and intends to continue to enter into separate indemnification agreements with its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant for which indemnification is sought. Reference is also made to the Underwriting Agreement filed as Exhibit 1.01 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering	3.02
Form of Restated Bylaws of the Registrant, to be in effect upon completion of this offering	3.04
Amended and Restated Investors’ Rights Agreement, dated as of March 7, 2012, by and among the Registrant and certain investors of the Registrant	4.02
Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers	10.01

Item 15. Recent Sales of Unregistered Securities.

Since March 31, 2010, the Registrant has issued and sold the following unregistered securities:

(1)     From March 31, 2010 to May 15, 2013, we granted stock options under our 2005 Stock Incentive Plan to purchase 13,689,427 shares of common stock (net of expirations, forfeitures and cancellations) to our employees, directors, advisors and consultants, having exercise prices ranging from $0.08 to $5.61 per share, as well as 1,239,895 RSUs to our employees and advisors under our equity incentive plans. Of these, options to purchase 15,179 shares of common stock have been exercised through March 31, 2013 at exercise prices ranging from $0.08 to $5.25 per share, for aggregate consideration of $74,913.

(2)     In August 2010, we entered into a Series E Preferred Stock Purchase Agreement pursuant to which we issued and sold to accredited investors in multiple closings an aggregate of 7,614,986 shares of our Series E preferred stock, at a purchase price of $9.849 per share, for aggregate consideration of $74,999,997. In December 2010, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors and fewer than 35 unaccredited investors with a qualified shareholder representative (i) an aggregate of 2,030,663 shares of our Series E preferred stock at a value of $9.849 per share, for aggregate consideration of $20,000,000 and (ii) an aggregate of 763,043 shares of our common stock at a value of $7.00 per share, for aggregate consideration of $5,341,301. Of the options assumed pursuant to such Agreement and Plan of Merger, options to purchase 163,856 shares of common stock have been exercised through March 31, 2013 at exercise prices ranging from $0.19 to $0.73 per share, for aggregate consideration of $99,793.

(3)     In March 2012, we entered into a Series F Preferred Stock Purchase Agreement pursuant to which we issued and sold to accredited investors an aggregate of 3,122,927 shares of our Series F preferred stock, at a purchase price of $8.00 per share, for aggregate consideration of $24,983,416.

(4)     In June 2010, we issued warrants to purchase 99,383 shares of our Series C-2 preferred stock with a strike price of $3.25 per share to accredited investors.

(5)     In October 2010, we issued 926 shares of our Series B preferred stock in connection with the exercise of a warrant with a strike price of $0.7109 per share by an accredited investor.

(6)     In May 2012, we issued warrants to purchase 300,000 shares of our Series F preferred stock with a strike price of $8.00 per share to accredited investors.

(7)     In December 2012, we issued warrants to purchase 54,225 shares of our common stock with a strike price of $4.61 per share to an accredited investor.

(8)     In July 2010, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors and fewer than 35 unaccredited investors with a qualified shareholder representative an aggregate of 914,002 shares of our common stock at a value of $7.96 per share, for aggregate consideration of $7,275,456.

(9)     In June 2011, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors and fewer than 35 unaccredited investors with a qualified shareholder representative an aggregate of 718,587 shares of our common stock at a value of $5.25 per share, for aggregate consideration of $3,772,582.

(10)     In August 2011, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors an aggregate of 1,125,000 shares of our common stock at a value of $8.00 per share, for aggregate consideration of $9,000,000, of which 250,000 shares were subsequently cancelled.

(11)     In September 2011, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors and fewer than 35 unaccredited investors with a qualified shareholder representative an aggregate of 3,646,902 shares of our common stock at a value of $8.00 per share, for aggregate consideration of $29,175,216. Of the options assumed pursuant to such Agreement and Plan of Merger, options to purchase 405,348 shares of common stock have been exercised through March 31, 2013 at exercise prices ranging from $0.35 to $2.29 per share, for aggregate consideration of $384,271.

(12)     In November 2011, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors an aggregate of 218,750 shares of our common stock at a value of $8.00 per share, for aggregate consideration of $1,750,000.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement

3.01**	Amended and Restated Certificate of Incorporation of the Registrant

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering

3.03**	Amended and Restated Bylaws of the Registrant

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering

4.01*	Form of Registrant’s Common Stock Certificate

4.02**	Amended and Restated Investors’ Rights Agreement, dated as of March 7, 2012, by and among the Registrant and certain investors of the Registrant

4.03**	Form of Warrant to purchase shares of Series A-1 Preferred Stock

4.04**	Warrant issued to Square 1 Bank to purchase shares of Series B Preferred Stock, dated July 18, 2008

4.05**	Warrant issued to TriplePoint Capital LLC to purchase shares of Series C-2 Preferred Stock, dated April 24, 2009

4.06**	Warrant issued to TriplePoint Capital LLC to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.07**	Warrant issued to Pinnacle Ventures II Equity Holdings, L.L.C. to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.08**	Warrant issued to Pinnacle Ventures III Equity Holdings, L.L.C. to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.09**	Form of Warrant to purchase shares of Series F Preferred Stock

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers

10.02**	2005 Stock Incentive Plan, as amended, and Forms of Agreement Thereunder

10.03**	Designated IPO Equity Incentive Program

10.04*	2013 Equity Incentive Plan and Forms of Agreement Thereunder

10.05*	2013 Employee Stock Purchase Plan

10.06**	Offer Letter between Dan Rosensweig and the Registrant, dated December 3, 2009

10.07**	Amendment to Offer Letter between Dan Rosensweig and the Registrant, dated November 29, 2012

10.08**	Offer Letter between Mike Osier and the Registrant, dated September 9, 2009

10.09**	Offer Letter between Nathan Schultz and the Registrant, dated February 19, 2008

10.10**	Offer Letter between Barry McCarthy and the Registrant, dated January 12, 2010

10.11**†	Carrier Agreement by and between the Registrant and United Parcel Service Inc., effective April 28, 2008

Exhibit Number	Exhibit Title

10.12*	Amendment Agreement, dated as of May 4, 2012, among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A.

10.13*	Loan and Security Agreement, dated of May 4, 2012, among the Registrant, the other loan parties signatory thereto, the lenders signatory thereto from time to time and TriplePoint Capital LLC

10.14**	Lease between Silicon Valley CA-I, LLC and the Registrant, dated as of May 14, 2012

10.15**	Commencement Date Memorandum between Silicon Valley CA-I, LLC and the Registrant, dated as of October 12, 2012

10.16**	Standard Industrial Lease Agreement between Pattillo Industrial Partners, LLC and the Registrant, dated as of October 17, 2009

10.17**	Amendment to Lease, dated as of May 13, 2011, amended the Standard Industrial Lease Agreement between Pattillo Industrial Partners, LLC and the Registrant, dated as of October 17, 2009

10.18	Employment Agreement between Aayush Phumbhra and the Registrant, dated December 8, 2008, as amended.

21.01**	List of subsidiaries

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01)

23.02*	Consent of Independent Registered Public Accounting Firm

24.01	Power of Attorney (included on signature page hereto)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit pursuant to Rule 406 promulgated under the Securities Act. These portions have been omitted and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts

	Years Ended December 31, 2012, 2011 and 2010
	Balance at Beginning of Year	Additions Related to Acquisitions	Additions Charged to Expenses/ Other Accounts	Net (Deductions) Recoveries	Balance at End of Year
	(in thousands)
Allowance for doubtful accounts
2012	$241	$—	$502	$(241)	$502
2011	$—	$241	$—	$—	$241
2010	$—	$—	$—	$—	$—

All other financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on                     , 2013.

CHEGG, INC.

By:
Dan Rosensweig President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Dan Rosensweig, Andrew Brown and Robert Chesnut, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Dan Rosensweig	President, Chief Executive Officer and Chairman (Principal Executive Officer)	, 2013

Andrew Brown	Chief Financial Officer (Principal Financial Officer)	, 2013

David Bernhardt	Vice President, Corporate Controller (Principal Accounting Officer)	, 2013

Jeffrey Housenbold	Director	, 2013

Barry McCarthy	Director	, 2013

Marne Levine	Director	, 2013

Deven Parekh	Director	, 2013

Richard Sarnoff	Director	, 2013

Ted Schlein	Director	, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement

3.01**	Amended and Restated Certificate of Incorporation of the Registrant

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering

3.03**	Amended and Restated Bylaws of the Registrant

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering

4.01*	Form of Registrant’s Common Stock Certificate

4.02**	Amended and Restated Investors’ Rights Agreement, dated as of March 7, 2012, by and among the Registrant and certain investors of the Registrant

4.03**	Form of Warrant to purchase shares of Series A-1 Preferred Stock

4.04**	Warrant issued to Square 1 Bank to purchase shares of Series B Preferred Stock, dated July 18, 2008

4.05**	Warrant issued to TriplePoint Capital LLC to purchase shares of Series C-2 Preferred Stock, dated April 24, 2009

4.06**	Warrant issued to TriplePoint Capital LLC to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.07**	Warrant issued to Pinnacle Ventures II Equity Holdings, L.L.C. to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.08**	Warrant issued to Pinnacle Ventures III Equity Holdings, L.L.C. to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.09**	Form of Warrant to purchase shares of Series F Preferred Stock

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers

10.02**	2005 Stock Incentive Plan, as amended, and Forms of Agreement Thereunder

10.03**	Designated IPO Equity Incentive Program

10.04*	2013 Equity Incentive Plan and Forms of Agreement Thereunder

10.05*	2013 Employee Stock Purchase Plan

10.06**	Offer Letter between Dan Rosensweig and the Registrant, dated December 3, 2009

10.07**	Amendment to Offer Letter between Dan Rosensweig and the Registrant, dated November 29, 2012

10.08**	Offer Letter between Mike Osier and the Registrant, dated September 9, 2009

10.09**	Offer Letter between Nathan Schultz and the Registrant, dated February 19, 2008

10.10**	Offer Letter between Barry McCarthy and the Registrant, dated January 12, 2010

10.11**†	Carrier Agreement by and between the Registrant and United Parcel Service Inc., effective April 28, 2008

Exhibit Number	Exhibit Title

10.12*	Amendment Agreement, dated as of May 4, 2012, among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A.

10.13*	Loan and Security Agreement, dated of May 4, 2012, among the Registrant, the other loan parties signatory thereto, the lenders signatory thereto from time to time and TriplePoint Capital LLC

10.14**	Lease between Silicon Valley CA-I, LLC and the Registrant, dated as of May 14, 2012

10.15**	Commencement Date Memorandum between Silicon Valley CA-I, LLC and the Registrant, dated as of October 12, 2012

10.16**	Standard Industrial Lease Agreement between Pattillo Industrial Partners, LLC and the Registrant, dated as of October 17, 2009

10.17**	Amendment to Lease, dated as of May 13, 2011, amended the Standard Industrial Lease Agreement between Pattillo Industrial Partners, LLC and the Registrant, dated as of October 17, 2009

10.18	Employment Agreement between Aayush Phumbhra and the Registrant, dated December 8, 2008, as amended.

21.01**	List of subsidiaries

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01)

23.02*	Consent of Independent Registered Public Accounting Firm

24.01	Power of Attorney (included on signature page hereto)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit pursuant to Rule 406 promulgated under the Securities Act. These portions have been omitted and submitted separately to the Securities and Exchange Commission.